ANNUAL INFORMATION FORM OF PLATINUM GROUP METALS LTD.
FOR YEAR ENDED: AUGUST 31, 2015

Annual Information Form – November 24, 2015

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Platinum Group Metals Ltd.
2015 Annual Information Form

PRELIMINARY NOTES

Date of Information

All information in this Annual Information Form (“AIF”) of Platinum Group Metals Ltd. (“Platinum Group” or the “Company”) is as of August 31, 2015 unless otherwise indicated.

List of Abbreviations and Glossary of Mining Terms

Schedule “B” attached hereto is a list of abbreviations and glossary of mining terms used in this AIF.

Financial Information

Reference is made in this AIF to the consolidated audited financial statements of the Company for the year ended August 31, 2015 (the “Financial Statements”), a copy of which may be obtained online at www.sedar.com.

All financial information in this AIF is prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Cautionary Note Regarding Forward-Looking Statements

This AIF and the documents incorporated by reference herein contain “forward-looking statements” and “forward-looking information” within the meaning of applicable U.S. and Canadian securities legislation (collectively, “Forward-Looking Statements”). All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will, may, could or might occur in the future are Forward-Looking Statements. The words “expect”, “anticipate”, “estimate”, “may”, “could”, “might”, “will”, “would”, “should”, “intend”, “believe”, “target”, “budget”, “plan”, “strategy”, “goals”, “objectives”, “projection” or the negative of any of these words and similar expressions are intended to identify Forward-Looking Statements, although these words may not be present in all Forward-Looking Statements. Forward-Looking Statements included or incorporated by reference in this AIF include, without limitation, statements with respect to:

•	capital-raising activities and the adequacy of capital;

•	revenue, cash flow and cost estimates and assumptions;

•	production estimates and assumptions, including production rate, grade per tonne and smelter recovery;

•	project economics;

•	future metal prices and exchange rates;

•	mineral reserve and mineral resource estimates;

•	production timing; and

•	potential changes in the ownership structures of the Company’s projects.

Forward-Looking Statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-Looking Statements in respect of capital costs, operating costs, production rate, grade per tonne and smelter recovery are based upon the estimates in the technical reports described herein and ongoing cost estimation work, and the Forward-Looking Statements in respect of metal prices and exchange rates are based upon the three year trailing average prices and the assumptions contained in such technical reports and ongoing estimates.

Forward-Looking Statements are subject to a number of risks and uncertainties that may cause the actual events or results to differ materially from those discussed in the Forward-Looking Statements, and even if events or results discussed in the Forward-Looking Statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things:

Platinum Group Metals Ltd.
2015 Annual Information Form

•	uncertainty of production, development plans and cost estimates for the Project 1 platinum mine (“Project 1”) of what was formerly the Western Bushveld Joint Venture (the “WBJV”);

•

failure of the Company or its joint venture partners to fund their pro-rata share of funding obligations for Project 1 or the Waterberg JV Project (defined below) and the Waterberg Extension Project (defined below) (together with the Waterberg JV Project, the “Waterberg Projects”);

•	additional financing requirements;

•	the Company’s history of losses and ability to continue as a going concern;

•	the Company’s negative cash flow;

•	the inability of the Company to make payments on its indebtedness, and restrictions on the Company’s operations owing to its indebtedness;

•	no known mineral reserves on most of the Company’s properties and delays in, or inability to achieve, planned commercial production;

•	completion of a pre-feasibility study for the Waterberg JV Project is subject to resource upgrade and economic analysis requirements;

•

discrepancies between actual and estimated mineral reserves and mineral resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production;

•	fluctuations in the relative values of the Canadian Dollar as compared to the Rand and the U.S. Dollar;

•	volatility in metals prices;

•	the inability of the Company to generate sufficient cash flow to make payment on its indebtedness under the Sprott Facility (as defined herein) or the LMM Facility (as defined herein);

•

the Company’s pledge of its shares of Platinum Group Metals (RSA) (Proprietary) Limited (“PTM RSA”) to Sprott Resource Lending Partnership (“Sprott”) under the Sprott Facility and the subordinated pledge of its shares of PTM RSA to Liberty Metals & Mining Holdings, LLC (“LMM”) under the LMM Facility;

•

as the Sprott Facility and the LMM Facility are secured, the Company could potentially lose its interest in Project 1, Project 3 (as defined herein) and in the Waterberg Projects in the event of a default under the Sprott Facility or the LMM Facility or the LMM Facility;

•	difficulty enforcing certain judgments involving United States federal securities laws;

•	delays in the start-up of the Project 1 platinum mine, which could result in a default under the Sprott Facility or the LMM Facility;

•	the ability of the Company to retain its key management employees and skilled and experienced personnel;

•	conflicts of interest;

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2015 Annual Information Form

•	any disputes or disagreements with the Company’s joint venture partners;

•	the costs of increasing Black Economic Empowerment (“BEE”) in the Company’s mining and prospecting operations;

•	certain potential adverse Canadian tax consequences for foreign-controlled Canadian companies that acquire common shares of the Company;

•	the Company’s designation as a “passive foreign investment company” and potential adverse U.S. federal income tax consequences for U.S. shareholders;

•	actual or alleged breaches of governance processes or instances of fraud, bribery or corruption;

•	litigation or other legal or administrative proceedings brought against the Company;

•

exploration, development and mining risks and the inherently dangerous nature of the mining industry, including environmental hazards, industrial accidents, unusual or unexpected formations, safety stoppages (whether voluntary or regulatory), pressures, mine collapses, cave-ins or flooding and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties;

•	property and mineral title risks including defective title to mineral claims or property;

•

changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, South Africa or other countries in which the Company does or may carry out business in the future;

•	equipment shortages and the ability of the Company to acquire the necessary access rights and infrastructure for its mineral properties;

•	environmental regulations and the ability to obtain and maintain necessary permits, including environmental authorizations;

•	extreme competition in the mineral exploration industry;

•

risks of doing business in South Africa, including but not limited to labour, economic and political instability, potential changes to legislation and interruptions or shortages in the supply of electricity or water;

•	no expectation of paying dividends, share price volatility, global financial conditions and dilution due to future issuances of equity securities; and

•	the other risks disclosed under the heading “Risk Factors” in this AIF.

These factors should be considered carefully, and investors should not place undue reliance on the Company’s Forward-Looking Statements. In addition, although the Company has attempted to identify important factors that could cause actual actions or results to differ materially from those described in Forward-Looking Statements, there may be other factors that cause actions or results not to be as anticipated, estimated or intended.

The mineral resource and mineral reserve figures referred to in this AIF and the documents incorporated herein by reference are estimates and no assurances can be given that the indicated levels of platinum, palladium, rhodium and gold will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. By their nature, mineral resource and mineral reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Any inaccuracy or future reduction in such estimates could have a material adverse impact on the Company.

Platinum Group Metals Ltd.
2015 Annual Information Form

Any Forward-Looking Statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any Forward-Looking Statement, whether as a result of new information, future events or results or otherwise.

Reserve and Mineral Resource Disclosure

Due to the uncertainty that may be attached to inferred mineral resource estimates, it cannot be assumed that all or any part of an inferred mineral resource estimate will be upgraded to an indicated or measured mineral resource estimate as a result of continued exploration. Confidence in an inferred mineral resource estimate is insufficient to allow meaningful application of the technical and economic parameters to enable an evaluation of economic viability sufficient for public disclosure, except in certain limited circumstances set out in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). Inferred mineral resource estimates are excluded from estimates forming the basis of a feasibility study.

Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Cautionary Note to U.S. Investors

Estimates of mineralization and other technical information included or incorporated by reference herein have been prepared in accordance with NI 43-101. The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7 of the United States Securities and Exchange Commission (the “SEC”). Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. As a result, the reserves reported by the Company in accordance with NI 43-101 may not qualify as “reserves” under SEC standards. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. See “Reserve and Resource Disclosure”. Additionally, disclosure of “contained ounces” in a resource is permitted disclosure under Canadian securities laws; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measurements. Accordingly, information contained in this AIF and the documents incorporated by reference herein containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

Currency Presentation and Exchange Rate Information

Unless stated otherwise or the context otherwise requires, all references to dollar amounts in this AIF are references to Canadian Dollars. The Company’s accounts are maintained in Canadian Dollars. All references to “U.S. Dollars” or to “US$” are to United States Dollars. All references to “R” or to “Rand” are to South African Rand.

The following table sets forth the rate of exchange for the U.S. Dollar expressed in Canadian Dollars in effect at the end of each of the indicated periods, the average of the exchange rates in effect on the last day of each month during each of the periods indicated, and the high and low exchange rates during each of the periods indicated based on the noon rate of exchange as reported by the Bank of Canada for the conversion of U.S. Dollars into Canadian Dollars.

Platinum Group Metals Ltd.
2015 Annual Information Form

U.S. Dollar to Canadian Dollars	Year Ended August 31
	2015	2014	2013
Rate at end of period	$1.3223	$1.0858	$1.0553
Average rate for period	$1.2102	$1.0792	$1.0111
High for period	$1.3303	$1.1251	$1.0576
Low for period	$1.0863	$1.0237	$0.9710

The noon rate of exchange on November 24, 2015 as reported by the Bank of Canada for the conversion of U.S. Dollars into Canadian Dollars was US$1.00 equals $1.3308.

The following table sets forth the rate of exchange for the South African Rand expressed in Canadian Dollars in effect at the end of each of the indicated periods, the average of the exchange rates in effect on the last day of each month during each of the periods indicated, and the high and low exchange rates during each of the periods indicated based on the noon rate of exchange as reported by the Bank of Canada for the conversion of South African Rand into Canadian Dollars.

South African Rand to Canadian Dollars	Year Ended August 31
	2015	2014	2013
Rate at end of period	$0.0998	$0.1019	$0.1029
Average rate for period	$0.1026	$0.1026	$0.1108
High for period	$0.1102	$0.1067	$0.1200
Low for period	$0.0986	$0.0984	$0.1003

The noon rate of exchange on November 24, 2015 as reported by the Bank of Canada for the conversion of South African Rand into Canadian Dollars was R1 equals $0.0950.

Terms used and not defined in this AIF that are defined in National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”) shall bear that definition. Other definitions are set out in National Instrument 14-101 - Definitions.

Notice Regarding Non-GAAP Measures

This AIF may include certain terms or performance measures commonly used in the mining industry that are not defined under IFRS as issued by the International Accounting Standards Board, which is incorporated in the Handbook of the Canadian Institute of Chartered Accountants, such as cash costs, all-in sustaining costs and total costs per payable ounce, realized price per ounce, adjusted net income (loss) before tax, adjusted net income (loss) and adjusted basic earnings (loss) per share. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP measures should be read in conjunction with our financial statements.

CORPORATE STRUCTURE

The Company was amalgamated on February 18, 2002 under the Business Corporations Act (British Columbia) (“BCBCA”) pursuant to an order of the Supreme Court of British Columbia approving an amalgamation between Platinum Group Metals Ltd. and New Millennium Metals Corporation. On January 25, 2005, the Company was transitioned under the BCBCA.

On February 22, 2005, the Company’s shareholders passed a special resolution to: (a) amend the authorized share capital from 1,000,000,000 common shares without par value to an unlimited number of common shares without par value; (b) remove the Pre-existing Company Provisions; and (c) adopt new articles. On February 27, 2014, the shareholders passed an ordinary resolution approving the advance notice policy of the Company and an alteration to the Company’s Articles to include provisions requiring advance notice of director nominees from shareholders, as described in the Company’s information circular for its annual meeting of shareholders held on February 27, 2014.

Platinum Group Metals Ltd.
2015 Annual Information Form

The Company’s head office is located at:

788 – 550 Burrard Street
Vancouver, British Columbia
Canada, V6C 2B5

The Company’s registered office is located at:

Gowling Lafleur Henderson LLP
2300 - 550 Burrard Street
Vancouver, British Columbia
Canada, V6C 2B5

The Company is a platinum-focused exploration and development company conducting work primarily on mineral properties it has staked or acquired by way of option agreements or applications in the Republic of South Africa and in Canada.

Platinum Group Metals Ltd. and its Principal Subsidiaries

The Company’s material subsidiaries are one wholly-owned company, one majority-owned company and a 49.9% holding in a third company, all of which are incorporated under the company laws of the Republic of South Africa.

The Company conducts its South African exploration and development work through its wholly-owned direct subsidiary, Platinum Group Metals (RSA) (Proprietary) Limited (“PTM RSA”). PTM RSA holds the Company’s interests in Project 1 and Project 3 (“Project 3”) of what was formerly the WBJV through its 82.9% holdings in Maseve Investments 11 (Pty) Limited (“Maseve”). Wesizwe Platinum Ltd. (“Wesizwe”), through its subsidiary Africa Wide Mineral Prospecting and Exploration (Pty) Ltd. (“Africa Wide”) has a 17.1% ownership interest in Maseve. See “Mineral Property Interests – Projects 1 and 3 of the Western Bushveld Complex” below.

On August 20, 2014, an arbitrator ruled that Africa Wide’s shareholding in Maseve would be reduced to 21.2766% as a result of a failure to fund its US$21.8 million share of a unanimously approved Project 1 cash call by the Maseve board of directors. This was the first cash call ever presented to Africa Wide for their share of Project 1 development costs. On March 3, 2014, Africa Wide informed the Company that it would not be funding its US$21.52 million share of a second unanimously approved cash call. As a result, Africa Wide’s ownership of Maseve has been further diluted to approximately 17.1% based on the dilution formula in the Maseve Shareholders Agreement among PTM RSA, Africa Wide and Maseve (the “Maseve Shareholders Agreement”), as confirmed by the arbitrator. Likewise, the Company’s ownership in Maseve has increased to approximately 82.9% . See “Africa Wide Dilution” below for more information.

Platinum Group Metals Ltd.
2015 Annual Information Form

The Company also owns 49.9% of Mnombo Wethu Consultants (Pty) Limited (“Mnombo”), a BEE company, which holds a 26% participating interest in the Waterberg Projects.

The Company holds 100% of the shares of Platinum Group Metals (Barbados) Ltd., a dormant holding company incorporated under the laws of Barbados originally set up to hold and manage potential PGM opportunities.

PTM RSA previously held 100% of the shares of Wesplats Holding (Proprietary) Limited, a holding company incorporated under the laws of South Africa and originally set up to acquire surface rights. Wesplats was voluntarily wound up and officially deregistered by the Companies and Intellectual Property Commission (“CIPC”) of South Africa on September 16, 2015.

The Company previously held a 37% interest in Wildebeest Platinum (Pty) Limited, a company set up to hold prospecting rights. Wildebeest was voluntarily wound up and officially deregistered by the CIPC on June 30, 2015.

GENERAL DEVELOPMENT OF THE BUSINESS

Since its formation in 2002, the Company has been engaged in the acquisition, exploration and development of platinum and palladium properties. The Company currently holds interests in platinum properties in the Western and Northern Limbs of the Bushveld Complex in South Africa and in Canada. The Company’s business is conducted primarily in South Africa, and to a lesser extent, in Ontario, the Northwest Territories and Newfoundland and Labrador in Canada.

At present the Company is focused on the commissioning of the Project 1 platinum mine, estimated to occur within December, 2015. Full commercial production is estimated to occur after a two-year ramp-up period subsequent to the commissioning of the plant.

The Company is also advancing the exploration and assessment of the Waterberg Projects. A pre-feasibility study for the Waterberg Projects, now underway, will target a large, thick PGM resource with the objective to model a large-scale, fully-mechanized mine. A substantial portion of the Waterberg Projects prospecting area remains unexplored.

Recent Developments

US$40 million working capital facility draw down – On November 20, 2015, the Company drew down US$40 million working capital facility pursuant to a credit agreement (the “Sprott Credit Agreement”) with Sprott and others executed on February 16, 2015 (the “Sprott Facility”). See details below. Pursuant to the terms of the Sprott Credit Agreement, the Company paid a draw down fee of US$800,000 (being 2% of the amount being drawn down under the Facility) paid in 3,485,839 common shares of the Company.

Additional US$40 million loan facility – On November 20, 2015, the Company also drew down US$40 million from a loan facility (the “LMM Facility”) LMM Facility pursuant to a credit agreement (the “LMM Credit Agreement”) entered into on November 2, 2015 with its largest shareholder, LMM, a subsidiary of Liberty Mutual Insurance. Pursuant to the terms of the LMM Credit Agreement, the Company paid a draw down fee of US$800,000 to LMM, being 2% of the amount being drawn down under the LMM Facility, paid in 3,485,839 common shares of the Company.

The interest rate on the LMM Facility is 9.5% over LIBOR. Interest payments on the LMM Facility will be accrued and capitalized until December 31, 2016, and then paid to LMM quarterly thereafter. The first 20% of principal is to be repaid on December 31, 2018 and then in tranches of 10% of the principal at the end of each calendar quarter beginning on March 31, 2019 and for each of the next 7 quarters of the LMM Facility.

Platinum Group Metals Ltd.
2015 Annual Information Form

Pursuant to the LMM Credit Agreement the Company entered into a life of mine Production Payment Agreement (“PPA”) with LMM. Under the PPA, the Company agreed to pay to LMM a production payment of 1.5% of net proceeds received on concentrate sales or other minerals from the Project 1 platinum and palladium mine (the “Production Payment”). The Company has the right, but not the obligation, to buy back 1% of the 1.5% Production Payment for US$17.5 million until January 1, 2019 and then for US$20 million until December 31, 2021.

If the Company exercises its right to buy back a portion of the production payment, then the LMM Facility payback will be deferred, with 10% of the principal and capitalized interest to be repaid on each of September 30, 2019 and December 31, 2019, followed by 20% of principal and capitalized interest to be repaid on each of March 31, 2020, June 30, 2020, September 30, 2020 and December 31, 2020.

Sprott, in first lien position, agreed to amend its original terms and enter into an inter-creditor agreement to allow for the second lien position for LMM. The Sprott Facility is to be repaid during 2017. Events of default under the Sprott Facility are also treated as events of default under the LMM Facility, and vice versa. Under the LMM Facility, the Company has provided a subordinated pledge of 100% of the shares of PTM RSA. The LMM Facility is subordinated to the Sprott Facility and scheduled to be repaid after Sprott. An event of default under the PPA triggers the payment of a termination fee based on a net present value of the Production Payments to be made under the PPA at a 5% discount rate. An event of default under the Sprott Facility or the LMM Facility is also treated as an event of default under the PPA. The Company holds the right to terminate the PPA upon payment of the termination fee.

The PPA is secured with the second lien position of the LMM Facility until it is repaid. The PPA will be acknowledged in any subsequent debt arrangement of the Company. The Company has a right to refinance the Sprott Facility or the LMM Facility, subject to certain rights granted to LMM under the PPA.

Three Year History

The following is a summary of the Company’s noteworthy developments over the last three fiscal years.

Fiscal 2013 Developments

Initial Independent Mineral Resource Estimate for Waterberg - On September 4, 2012, the Company announced an initial 3E inferred mineral resource estimate for the newly discovered Waterberg deposit.

Off-take Agreement for Project 1 - On September 11, 2012, Rustenburg Platinum Mines Limited (“RPM”), a wholly owned subsidiary of Anglo American Platinum Limited (“Amplats”), exercised its first right of refusal to purchase the off-take of concentrate from the Project 1 platinum mine. Following a competitive tender process, in July 2012 Platinum Group received terms for smelter off-take for Project 1 that were attractive to the venture and Anglo’s 60-day right of refusal was triggered. A binding life of mine concentrate off-take agreement with RPM was executed in April 2013.

$180 Million Public Offering - On January 4, 2013, the Company closed a previously announced public offering of common shares. The Company issued 225 million common shares at a price of $0.80 per Common Share, for aggregate gross proceeds of $180 million. BMO Capital Markets, RBC Capital Markets and GMP Securities L.P. acted as joint bookrunners on the offering and Raymond James Ltd., Stifel Nicolaus Canada Inc., CIBC and Cormark Securities Inc. acted as co-managers on the Offering. The intended use of the net proceeds from the offering were to partially fund its 74% share of Phase 2 development costs at the Project 1 platinum mine, its 63% obligation towards ongoing exploration and engineering work on the Waterberg project and for general working capital purposes. The common shares were offered by way of a short form prospectus filed in all provinces of Canada, and in the United States by way of a registration statement filed with the SEC.

Second Independent Mineral Resource Estimate for Waterberg - On February 1, 2013, the Company announced an updated 3E inferred mineral resource estimate for the Waterberg JV Project.

Platinum Group Metals Ltd.
2015 Annual Information Form

Fiscal 2014 Developments

Third Independent Mineral Resource Estimate for Waterberg – On September 3, 2013, the Company announced an updated independent inferred mineral resource estimate for the Waterberg JV Project.

Africa Wide Dilution - On October 18, 2013, Africa Wide informed the Company that it would not be funding its approximate US$21.8 million share of a project budget and cash call for Project 1 that had been unanimously approved by the Maseve board of directors. As a result of Africa Wide’s failure to fund its share of the initial cash call, the Company entered into arbitration proceedings with Africa Wide to determine the extent of the dilution of Africa Wide’s ownership in Maseve (the “Africa Wide Dilution”), and therefore Project 1 and Project 3, in accordance with the terms of the Maseve Shareholders Agreement. The Company also delayed certain expenditures on Project 1 from October 2013 to January 2014 so that the Company could raise additional equity financing. On August 20, 2014, an arbitrator determined that Africa Wide’s shareholding in Maseve would be reduced to 21.2766% . As a result of Africa Wide’s decision not to fund its US$21.52 million share of a second cash call delivered in February 2014, Africa Wide’s ownership in Maseve was further diluted to approximately 17.1% based on the dilution formula in the Maseve Shareholders Agreement, as confirmed by the arbitration. Likewise, the Company’s ownership in Maseve has therefore increased to approximately 82.9% . The Company expects that it will be required to fund 100% of Maseve’s cash requirements and since 2014 has loaned Maseve such required amounts.

Project 1 New Lender Mandate – On November 11, 2013, the Company entered into a new mandate letter with three commercial banking groups to arrange for up to a US$195 million project finance loan to develop the Project 1 platinum mine. The new mandate was to build on work and due diligence conducted up until October 18, 2013 under an earlier mandate. The proposed revised facility agreement would not rely on Wesizwe or Africa Wide to provide any covenants, guarantees or consents. See "Termination of Project 1 New Lender Mandate” in “Fiscal 2015 Developments” below.

$175 Million Public Offering – On December 31, 2013, the Company closed a previously announced public offering of common shares. The Company issued 148.5 million common shares at a price of $1.18 per share, for aggregate gross proceeds of $175.23 million. BMO Capital Markets and GMP Securities L.P. led a team of underwriters which included CIBC World Markets Inc., RBC Dominion Securities Inc., Barclays Capital Canada Inc., PI Financial Corp., Raymond James Ltd. and Dundee Securities Ltd. which had agreed to buy the shares on a bought deal basis. The Company intended to use the net proceeds of the offering to partially fund Phase 2 development at the Project 1 platinum mine, to fund the Company’s portion of ongoing exploration and engineering work on the Waterberg JV Project, to fund the Company’s portion of ongoing exploration work on the Waterberg Extension Project and for general working capital purposes. The common shares were offered by way of a short form prospectus filed in all provinces of Canada, except for Quebec, and in the United States by way of a registration statement filed with the SEC.

Waterberg PEA – On February 14, 2014, the Company announced positive results from an independent Preliminary Economic Assessment on the Waterberg JV Project. The project was advanced to the pre-feasibility stage. As disclosed in the Company’s press release dated October 21, 2014, the Preliminary Economic Assessment is outdated and no longer valid. Accordingly, the Preliminary Economic Assessment should not be relied upon.

Fourth Independent Mineral Resource Estimate for Waterberg – On June 11, 2014, the Company announced an increase in the estimated inferred mineral resource at the Waterberg JV Project and adjacent Waterberg Extension Project.

Fiscal 2015 Developments

Termination of Project 1 New Lender Mandate - On November 3, 2014, the Company announced the termination of the mandate for a US$195 million term loan facility previously entered into with a syndicate of lenders and announced on November 11, 2013.

Platinum Group Metals Ltd.
2015 Annual Information Form

Sprott US$40 Million Senior Secured Loan Facility - On December 9, 2014, the Company announced that the Company had entered into a term sheet with Sprott for the Sprott Facility in the amount of US$40 million at an interest rate of LIBOR plus 8.50%, compounded and payable monthly. Later, on February 16, 2015, the Company entered into the Sprott Credit Agreement with regard to the Sprott Facility. The Company plans to use the proceeds of the Sprott Facility for the development and operation of the Project 1 platinum mine and for general working capital purposes. The Sprott Facility matures on December 31, 2017.

The Company made or will be obligated to make certain payments to Sprott, including (a) a bonus payment made concurrently with execution and delivery of the Sprott Credit Agreement in the amount of US$1,500,000, being 3.75% of the principal amount of the Sprott Facility, payable in 2,830,188 common shares of the Company issued on February 16, 2015 at a deemed price per share equal to US$0.53 per common share of the Company; (b) a draw down payment to Sprott of US$800,000, being equal to 2% of the amount being drawn down under the Sprott Facility, payable in 3,485,839 common shares issued on November 20, 2015 at a deemed price equal to US$0.23 per common share of the Company; (c) a structuring fee comprised of a cash payment in the amount of US$100,000, paid concurrently with the execution and delivery of the term sheet for the Sprott Facility; and (d) a standby fee payable monthly until December 31, 2015 in cash equal to 4% per annum of the un-advanced principal amount of the Facility.

US$113.8 Million Public Offering – On December 31, 2014, the Company announced the closing of a previously announced public offering of common shares (the “Offered Shares”). The Company issued 214.8 million Offered Shares at a price of US$0.53 per Offered Share, for aggregate gross proceeds of US$113.844 million. The Offered Shares issued include 7.2 million common shares issued pursuant to the exercise of an over-allotment option. BMO Capital Markets and GMP Securities L.P. acted as the underwriters and agreed to buy the Offered Shares on a bought deal basis. The net proceeds of the offering were intended to fund Phase 2 development at the Project 1 platinum mine. The Shares were offered by way of a short form prospectus filed in all provinces of Canada, except for Quebec, and were offered in the United States pursuant to a registration statement filed under the Canada/U.S. multi-jurisdictional disclosure system.

Waterberg Unitization – On May 26, 2015, the Company announced that the Japan Oil, Gas and Metals National Corporation (“JOGMEC”) had committed to fund the next US$20 million of joint venture funding at Waterberg. In conjunction with JOGMEC’s firm funding commitment, the Company, JOGMEC and empowerment partner Mnombo agreed to consolidate the Waterberg JV Project and the Waterberg Extension Project into one unitized project area, which is referred to as the Waterberg Projects. The resulting new ownership interests in the Waterberg Projects on unitization be as follows:

•	Platinum Group:	45.65% (1)

•	JOGMEC:	28.35%

•	Mnombo:	26.00%

(1)	Platinum Group indirectly owns an additional 12.97% interest in the Waterberg Projects through its 49.9% interest in Mnombo, for a total 58.62% interest in the Waterberg Projects.

Platinum Group will increase its direct and indirect effective interest in the old Waterberg JV Project area from 49.98% currently to 58.62% . Platinum Group will decrease its effective interest in the old Waterberg Extension Project from 87% to 58.62% . JOGMEC will decrease its interest in the old Waterberg Joint Venture from 37% to 28.35% and increase its interest in the old Waterberg Extension Project from zero to 28.35% . See further details below.

Project 1 Mineral Resources and Reserves Update – On July 15, 2015, the Company announced that mineral resources and mineral reserves for Project 1 had been updated to account for the planned increased use of mechanized mining methods where the deposit is estimated to be thicker and accessible from nearby completed underground development. The updated mineral reserves were calculated using current three-year trailing metal prices and current cost estimates to July 2015, updated detailed surface and underground drilling results and a revised mine plan. See details at “Summary of Mineral Reserves and Mineral Resource Estimates” below.

Platinum Group Metals Ltd.
2015 Annual Information Form

Fifth Independent Mineral Resource Estimate for Waterberg – On July 22, 2015 the Company reported an updated independent platinum, palladium and gold (collectively referred to as “3E”) resource estimate for the Waterberg Projects, effective July 20, 2015. Mineral resources at Waterberg on a 100% project basis increased to an estimated 25.64 million ounces 3E in the Inferred category plus 12.61 million ounces 3E in the Indicated category, from 29 million ounces of platinum, palladium, rhodium and gold, (collectively referred to as “4E”) Inferred in June 2014. See details at “Summary of Mineral Reserves and Mineral Resource Estimates” below.

Significant Acquisitions

The Company has not made any significant acquisitions during its most recently completed financial year for which disclosure is required under Part 8 of NI 51-102.

DESCRIPTION OF THE COMPANY’S BUSINESS

General

The Company is a platinum-focused exploration, development and operating company conducting work primarily on mineral properties it has staked or acquired by way of option agreements or applications in the Republic of South Africa and in Canada.

Currently, the Company considers Project 1 platinum mine and the Waterberg Projects to be material mineral properties. The Company also holds interests in various early-stage exploration projects located in Canada and in South Africa, including Project 3, which is located adjacent to and to the north of Project 1. The Company continues to evaluate exploration opportunities both on currently owned properties and on new prospects.

Principal Products

Our principal product once production commences at the Project 1 platinum mine will be a PGM bearing concentrate. The concentrate will contain certain amounts of eight elements payable to the Company’s account comprised of platinum, palladium, rhodium, gold, ruthenium, iridium, copper and nickel. All of the PGM bearing concentrate produced at Project 1 is to be delivered and sold to Amplats in accordance with the terms of a life-of-mine off-take agreement for Project 1 with RPM. The off-take agreement followed a competitive tender process and the exercise of a right of first refusal by RPM. The concentrate from Project 1 is planned for delivery to the RPM Waterval smelter, approximately 40 km away by truck.

Specialized Skill and Knowledge

Various aspects of our business require specialized skills and knowledge, including the areas of geology, engineering, operations, drilling, metallurgy, permitting, logistical planning and implementation of exploration programs as well as legal compliance, finance and accounting. We face competition for qualified personnel with these specialized skills and knowledge, which may increase our costs of operations or result in delays.

Due to the requirement for specialized skills and knowledge, the Company has contracted the services of an experienced and professional HR company, Requisite Business Solutions (Pty) Ltd. (“RBS”), to provide site and office human resources, organization design and planning services to Project 1. RBS specializes in the mining industry, and their team of professional engineers, psychologists and human resources practitioners has an intimate understanding of organization design & development, including knowledge of the applied legislation, mining techniques and associated labour practices. RBS has assisted the Company in completing a “Local Skills Assessment” in six communities to help identify candidates for leadership and staff positions as per Maseve’s Social and Labour Plan (the “Social and Labour Plan”) and human resources development obligations. Community members have been hired and more are currently undergoing medical examinations, training and induction.

Platinum Group Metals Ltd.
2015 Annual Information Form

Social or Environmental Policies

Corporate Social Responsibility

Being a responsible corporate citizen means protecting the natural environment associated with our business activities, providing a safe workplace for our employees and contractors, and investing in infrastructure, economic development, and health and education in the communities where we operate so that we can enhance the lives of those who work and live there beyond the life of such operations. We take a long-term view of our corporate responsibility, which is reflected in the policies that guide our business decisions, and in our corporate culture that fosters safe and ethical behaviour across all levels of Platinum Group. Our goal is to ensure that our engagement with our stakeholders, including our workforce, industry partners, and the communities where we operate, is continued, mutually beneficial and transparent. By building such relationships and conducting ourselves in this manner, we can address specific concerns of our stakeholders and work cooperatively and effectively towards achieving this goal.

Social and Labour Plan

The Social and Labour Plan was compiled pursuant to the South African Department of Mineral Resources (“DMR”) guidelines for social and labour plans and submitted in accordance with section 46 of the MPRDA (defined below). The objective of the Social and Labour Plan is to align the Company’s social and labour principles with the related requirements established under the Mining Charter (defined below). These requirements for Maseve include promoting employment, advancement of the social and economic welfare of all South Africans, contributing toward the transformation of the mining industry and contributing towards the socio-economic development of the communities proximal to the Project 1 mine. Contractors are required to comply with the Social and Labour Plan and policies, including commitment to employment equity and BEE, proof of competence in terms of regulations, commitment to undertake training programs, compliance with all Maseve policies relating to recruitment, training, health and safety, etc. In terms of human resources training, the Social and Labour Plan establishes objectives for adult-based education training, learnerships and development of skills required by mining industry, portable skills training for transition into industries other than mining, education bursaries and internships. The Social and Labour Plan also establishes local economic development objectives for projects such as community centre refurbishment, high school refurbishment, water and reticulation projects, housing development, establishment of recreational parks and various other localized programmes for small scale industry, agriculture, entrepreneurship and health and education.

Labour in South Africa

The gold and platinum mining industries in South Africa have recently witnessed significant labour unrest and demands for higher wages by certain labour groups. Both legal and illegal or “unprotected” strikes have occurred at several mines since the beginning of August 2012. In June 2014, the Association of Mineworkers and Construction Union accepted a negotiated wage settlement to end a five month long strike affecting a significant proportion of the platinum industry. To date, the Company has seen no adverse labour action on its site at the Project 1 mine.

The primary union at the Project 1 platinum mine representing the workers of Maseve’s primary underground mining contractor, JIC Mining Services (“JIC”), is the National Union of Mineworkers (“NUM”). The Company maintains an active dialogue with JIC, NUM and its own employees. JIC recently agreed to terms with NUM for a labour contract at the Project 1 platinum mine for a two-year period ending September 2017. In the future, should higher salaries and wages occur across the industry, the Company will likely be required to comply with higher pay bands, and the resulting increase in the cost of labour. See “Risk Factors”.

Platinum Group Metals Ltd.
2015 Annual Information Form

Environmental Compliance

The Company’s current and future exploration and development activities, as well as future mining and processing operations, if warranted, are subject to various federal, state, provincial and local laws and regulations in the countries in which the Company conducts its activities. These laws and regulations govern the protection of the environment, prospecting, development, production, taxes, labour standards, occupational health, mine safety, hazardous substances and other matters. Company management expects to be able to comply with those laws and does not believe that compliance will have a material adverse effect on the Company’s competitive position. The Company intends to obtain and maintain all licences and permits required by all applicable regulatory agencies in connection with its mining operations and exploration activities. The Company intends to maintain standards of compliance consistent with contemporary industry practice.

Competitive Conditions

The global PGM mining industry has historically been characterised by long-term rising demand from global automotive and fabrication sectors on the one hand and constrained supply sources on the other. South Africa’s PGM mining sector has been the largest and fastest growing sector in the South African mining industry until recently, representing approximately 80% of global supply. Since mid-2012 global economic uncertainty, recycling and slow growth have created a weak market for PGMs. Lower market prices for PGMs combined with labour unrest has caused stoppages and closures of some higher cost platinum mines and shafts in South Africa. Almost all of the South African platinum supply comes from the geographic constraints of the Western, Northern and Eastern Limbs of the Bushveld Complex, resulting in a high degree of competition for mineral rights and projects. South Africa’s PGM mining sector remains beholden to economic developments in the global automotive industry which accounts for approximately 32% of the total global demand for platinum. A prolonged downturn in global automobile and light truck sales, resulting in depressed platinum prices, often results in declining production as unprofitable mines are shut down. Alternatively, strong automobile and light truck sales combined with strong fabrication demand for platinum, most often results in a more robust industry, creating competition for resources, including funding, labour, technical experts, power, water, materials and equipment. The South African industry is dominated by three or four producers, who also control smelting and refining facilities. As a result, there is general competition for access to these facilities on a contract basis. As the Company moves towards production on Project 1, it will become exposed to many of the risks of competition described herein. See “Risk Factors”.

Employees and Contractors

The Company’s current complement of managers, staff and consultants in Canada consists of approximately 9 individuals and the Company’s complement of managers, staff, consultants, security and casual workers in South Africa consists of approximately 270 individuals, inclusive of approximately 18 individuals active at the Waterberg Projects.

The Waterberg Projects are operated by the Company utilizing its own staff and personnel as described above. Contract drilling, geotechnical and support services are utilized as required.

Project 1 is operated by the Company on an “owner managed-contractor” basis. In the last 18 months the Company has undertaken the hiring of full time local mining specialists in South Africa as part of an operational readiness plan while the Company drives toward first production at Project 1. The expanded management team has taken over many duties and responsibilities previously assigned to contractors, resulting in improved planning and execution capabilities at Project 1. In addition, the safety record at Project 1 has systematically improved to good levels with the addition of these new management personnel and through a focus on safety. The Project 1 management teams have frequent interaction and dialogue with the inspectorate branch of the DMR and follows their guidance carefully.

As at October 31, 2015, the Company had 90 permanent and temporary staff, 11 technical services personnel, 106 security personnel and 15 human resources and labour consultants assigned to Project 1, while underground mining contractor JIC has approximately 1054 people, including mining sub-contractors assigned to working on both the north and south mine areas at Project 1. JIC was engaged in July 2011. Having been appointed in December 2010, DRA Mining (Pty) Ltd., the engineering, procurement, construction and management (“EPCM”) contractor, completed its initial engagement with the Company for Phase 1 establishment of the underground development of the north mine declines in mid-2012, after which Company personnel assumed management over underground services provided by JIC. In December 2012, DRA Mineral Projects (Pty) Ltd. (“DRA”)1 was formally engaged as the EPCM contractor for commencement of Phase 2 infrastructure, including mill and flotation circuit construction. A dedicated project manager for the Company has overseen the construction work and planning at Project 1, as well as the EPCM work and costs.

Platinum Group Metals Ltd.
2015 Annual Information Form

At October 31, 2015, DRA was managing approximately 571 people working onsite at Project 1 assigned to the construction of surface and underground infrastructure, tailings facility construction and piping and mechanical and electrical installations of the concentrator plant. At October 31, 2015, there were approximately 1,847 people onsite with approximately 57% working on the underground development team active on the Project 1 platinum mine.

The Company has worked closely for several years with local communities and human resource specialists RBS in order to create a database of local persons interested in work at Project 1, including their skill and experience details. The Company has set a target of 30% local employment for the mine, including persons under the employ of contractors. As at October 31, 2015, approximately 22% of the onsite Project 1 workforce was comprised of local persons from surrounding communities.

Foreign Operations

The Company conducts the majority of its business in South Africa. South Africa has a large and well-developed mining industry, particularly in the area where the Project 1 is located. This, among other factors, means the infrastructure in the area is well-established, with well-maintained roads and highways as well as electricity distribution networks, water supply and telephone and communication systems. Electrical generating capacity has been strained by demand in recent years in South Africa, but additional capacity is currently underway. Additional water infrastructure will also be required. See “Risk Factors”.

There is also access to materials and skilled labour in the region due to the existence of many platinum and chrome mines in the immediate vicinity. Smelter complexes and refining facilities are also located in the area. South Africa has an established government, police force and judiciary as well as financial, health care and social institutions, although such institutions underwent significant change following the fall of apartheid and free elections in 1994, and are continuing to be developed. The system of mineral tenure was overhauled by new legislation in 2002, which came into force in 2004. Since 1994, South Africa has been considered an emerging democracy. See “Risk Factors”.

MINERAL PROPERTY INTERESTS

Under IFRS, the Company defers all acquisition, exploration and development costs related to mineral properties. The recoverability of these amounts is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the development of the property, and any future profitable production; or alternatively upon the Company’s ability to dispose of its interests on an advantageous basis.

The Company’s key development project and exploration targets are located in the Bushveld Complex in South Africa. The Bushveld Complex is comprised of a series of distinct layers or reefs, three of which contain the majority of the economic concentrations of platinum group metals (together, “PGMs”, and the subset of 4E PGMs consisting of platinum, palladium, rhodium and gold, or the subset of 3E PGMs consisting of platinum, palladium and gold) within the Bushveld Complex: (i) the Merensky Reef (“Merensky” or “MR”), which occurs around the Western Limb of the Bushveld Complex, (ii) the Upper Group 2 Layer or Reef (“UG2”), which occurs around the Eastern Limb of the Bushveld Complex and (iii) the Platreef (“Platreef”), found within the Northern Limb. These reefs exhibit extensive geological continuity and predictability and have an established history of economic PGM production. The Merensky, UG2 and Platreef have been producing PGMs since the 1920s, 1970s and 1990s, respectively.

______________________________

1 DRA Mineral Projects (Pty) Ltd., a separate operating company, as defined above in this AIF.

Platinum Group Metals Ltd.
2015 Annual Information Form

Overview of the Bushveld Complex
(Map not drawn to scale)

Notes:

1	Anglo American Platinum Limited owns a 33% stake.
2	Comprised of Bathopele, Siphumelele and Thembelani mines.

Projects 1 and 3 of the Western Bushveld Complex

Project 1 and Project 3 are located adjacent to each other on the Western Limb of the Bushveld Complex, 110 km west northwest of Pretoria and 120 km from Johannesburg. The approximately 47 km2 of mining rights comprising Project 1 and Project 3 are owned by project operating company Maseve, of which the Company owns an 82.9% interest and Wesizwe, through its subsidiary Africa Wide, owns 17.1% .

To date, the majority of the Company’s exploration and development activities have been focused on Project 1 in order to advance it into production. On July 7, 2008, the Company announced the results of a feasibility study on Project 1. On November 25, 2009, the Company published an updated feasibility study for Project 1. On April 4, 2012, Maseve was issued a letter of grant for the Mining Right by the DMR. The Mining Right was notarially executed on the commencement date of May 15, 2012 and registered on August 3, 2012. During 2012 and into early 2013, the Company completed Phase 1 development at Project 1. Phase 1 included surface infrastructure, lay down areas, electrical and water connections, twin decline development and some lateral development.

Platinum Group Metals Ltd.
2015 Annual Information Form

Phase 2 development at Project 1 commenced in early January 2013. Phase 2 includes the completion of an additional twin decline access into the deposit, a milling, concentrating and tailings facility and extensive underground development. Plant and facility construction are substantially complete and commissioning is underway. First production is planned during December, 2015. Full commercial production is estimated to occur after a two- year ramp-up period subsequent to the commissioning of the plant.

Technical Reports

Readers are encouraged to read the following technical reports, from which certain of the disclosure regarding Project 1 and Project 3 in this AIF has been derived:

1.

“Technical Report on Project 3 Resource Cut Estimation of the Western Bushveld Joint Venture (WBJV) Located on the Western Limb of the Bushveld Igneous Complex, South Africa,” dated August 31, 2010 (the “Project 3 Report”), prepared by Charles J. Muller; and

2.

“An Independent Technical Report on the Maseve Project (WBJV Project areas 1 and 1A) located on the Western Limb of the Bushveld Igneous Complex, South Africa” (the “Project 1 Report”) dated August 28, 2015 with an effective date of July 15, 2015 for the estimate of mineral resources and reserves, prepared by Charles J. Muller (B. Sc. (Hons) Geology) Pri. Sci. Nat., of CJM Consulting (Pty) Ltd.; Gert Roets (B. Eng. Mining), Pr. Eng. (ECSA), of DRA Projects; and Gordon Cunningham, B. Eng. (Chemical), Pr. Eng. (ECSA) of Turnberry Projects (Pty) Ltd.

(collectively, the “WBC Reports”).

Although adjacent and on strike to the north of Project 1, Project 3 is not material to the Company at this time and the discussion below details only Project 1.

The following summary is qualified in its entirety with reference to the full text of the Project 1 Report, which is incorporated by reference herein.

The Project 1 Report complies with disclosure and reporting requirements set forth in the Toronto Stock Exchange Manual, NI 43-101 Standards of Disclosure for Mineral Projects, Companion Policy 43-101CP to NI 43-101, and Form 43-101F1 of NI 43-101. The report reviews the geology, exploration and development activities at Project 1 and states the most recent mineral reserve and resource estimates with an effective date of July 15, 2015.

The WBC Reports are subject to certain assumptions, qualifications and procedures described therein. Readers are encouraged to review the full text of the WBC Reports, available for review under the Company’s profile on SEDAR at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov, for additional information.

Project 1 Summary (Excerpted from the Project 1 Report)

Introduction

Since the update on the Feasibility Study in 2009, changes to the mining methodology and method of access, on and off reef development have been reviewed. In the 2009 Updated Feasibility Study, access development was to be via 3 decline systems with trackless development and ore transport, with raise development, ledging, equipping and stoping being conventional hand held mining methodology.

Reason for Updated NI43-101 Report

The Mineral Resources and Mineral Reserves for Project 1 have been updated to account for the planned increased use of mechanized mining methods where the deposit is estimated to be thicker and accessible from nearby completed underground development. The updated Mineral Reserves have been calculated using current three year trailing metal prices and current cost estimates, updated detailed surface and underground drilling results and a revised mine plan.

Platinum Group Metals Ltd.
2015 Annual Information Form

Production guidance for 2016 is 116,000 ounces platinum, palladium, rhodium and gold (“4E”) (100% Project basis) and 185,000 ounces 4E in 2017 in concentrate. Steady state has been estimated to be 250,000 ounces 4E per year.

Exclusive of smelter discount, on site costs are estimated to be US$526 (12R/US$) per 4E ounce for the life of mine on the Merensky Reef including copper, nickel and other minor elements as a credit and US$774 per 4E ounce on the UG2 (12R/US$). The planned increased use of mechanized mining methods in areas near current development, and a slightly weaker Rand has resulted in similar cost guidance to earlier estimates despite increased labour and other cost escalation in Rand terms.

Ownership

The Western Bushveld Joint Venture (“WBJV”) Maseve property is located in the western limb of the Bushveld Igneous Complex (“BIC”), 110km West-NorthWest of Pretoria and 120km from Johannesburg. The WBJV is owned by Maseve Investments 11 (Pty.) Ltd. 82.9% owned by Platinum Group Metals (RSA) (Pty) Ltd a wholly-owned subsidiary of Platinum Group Metals Ltd Canada, the issuer. The resources of the WBJV Project 1 and 1A are located approximately 1km from the active Merensky reef (“MR”) mining face at the operating Bafokeng Rasimone Platinum Mine (“BRPM”) along strike. BRPM completed opencast mining on the UG2 Reef within 100m of the WBJV property boundary.

The government of South Africa has custodianship of all of the country's mineral and petroleum resources under the Mineral and Petroleum Resources Development Act, No. 28 of 2002. Maseve holds a mining right issued by the State under the Mineral and Petroleum Resources Development Act, 2002.

Geology

The WBJV property is partly situated in a layered igneous complex known as the BIC and its surrounding sedimentary footwall rocks. The BIC is unique and well known for its layering and continuity of economic horizons mined for platinum, palladium and other platinum group elements (PGE’s), chrome and vanadium.

The area is structurally complex with numerous phases of faulting as well as soft-crystalline deformation within the MR and UG2 layers.

Major structures, which occur within the WBJV area, include the Caldera and Elands Faults, Chaneng dyke and a major North-South trending feature, which can be observed across the entire Pilanesberg Complex. These East-West trending structures dip steeply (between 80° and 90°). The magnetics indicate that the Chaneng Dyke dips steeply to the North. This is consistent with similar structures intersected underground on the neighbouring BRPM, which all dip steeply Northward.

Mineralisation

The potential economic horizons in the WBJV Maseve Project area are the MR and UG2 situated in the Critical Zone of the Rustenburg Layered Suite (“RLS”) of the BIC. These horizons are known for their continuity. The MR and UG2 are mined at the BRPM adjoining the WBJV property as well as on other contiguous platinum mine properties. In general, the layered package dips at less than 20° and local variations in the reef attitude have been modelled. The MR and UG2, in the Project Area, generally dip between 4° and 42°, averaging 22°.

The precious metals occur in a variety of forms. One or more of the metals may be present in combination with sulphur, arsenic, selenium or tellurium metallic particles of PGE’s or of PGE’s alloyed with base metals are also found. Additional PGE’s are found in solid solution in base metal sulphide particles.

Platinum Group Metals Ltd.
2015 Annual Information Form

Project Status

The database for the Maseve Project available for mineral resource estimation comprises a total of 669 drill holes (comprising of original parent holes only, excluding deflections). The MR Mineral Resource estimate is based on 366 intercepts and the UG2 mineral resource estimate is based on 415 intercepts. An additional 213 drillholes were included in the resource estimate Update which comprise new holes drilled by PTM in the time elapsed since the previous resource estimate of 2009.

At the stage of this resource estimate, the Project was in construction and mine building with reconnaissance underground development continuing and plant development in progress. This is planned to expand to a fully operational mine with commissioning in 2015.

Resources

Mineral resource estimation was conducted using Datamine Studio™ and Minesoft’s geostatistical package ‘RES’ adopting an ordinary kriging method of resource estimation. In keeping with industry best practice in mineral resource estimation, allowance is made for known and expected geological losses. From drill data and other known information areas with no reef have been delineated and excluded from mineral resource estimation. These areas comprise 35% of the project area. Within expected reef areas, further geological losses of up to 14% for the MR and 13% for the UG2 were applied to the area to accommodate for areas of potentially un-mineable structural and geological conditions, and this was considered in the Mineral Resource estimate. This geological loss considers losses for faults, dykes, potholes and areas of iron replacement pegmatite. Structural loss estimates are based on drilling, field mapping and remote sense data, which include a high resolution aeromagnetic survey.

Total measured and Indicated mineral resources amount to 6.63 million ounces (“Moz”) of 4E (platinum, palladium, rhodium and gold) for Maseve Project area. The mineral resource estimate for the Maseve Project area is shown in the following tables.

Table-1: Mineral Resource Estimate for the Maseve Project

Merensky - Mining Cut 100% Project Basis
Resource Category	Cut-off	Tonnage	Grade					Metal		Reef
										Width
	4E		Pt	Pd	Rh	Au	4E		4E
	cmg/t	Mt	g/t	g/t	g/t	g/t	g/t	kg	Moz	cm
Measured	300	9.266	3.35	1.41	0.21	0.26	5.23	48,461	1.558	152
Indicated	300	12.552	3.65	1.54	0.23	0.29	5.71	71,672	2.304	141
Total	300	21.818	3.53	1.49	0.21	0.28	5.51	120,133	3.862	146

Inferred	300	0.196	2.32	0.98	0.14	0.18	3.62	710	0.023	118

Platinum Group Metals Ltd.
2015 Annual Information Form

UG2 - Mining Cut 100% Project Basis
Resource Category	Cut-off	Tonnage			Grade			Metal		Reef Width
	4E		Pt	Pd	Rh	Au	4E		4E
	cmg/t	Mt	g/t	g/t	g/t	g/t	g/t	kg	Moz	cm
Measured	300	8.496	2.29	0.94	0.36	0.04	3.63	30,841	0.992	140
Indicated	300	14.183	2.46	1.01	0.39	0.04	3.90	55,314	1.778	136
Total	300	22.679	2.39	0.99	0.38	0.04	3.80	86,155	2.770	137

Inferred	300	0	0	0	0	0	0	0	0	0

Mineral Reserves

The mineral reserves are fully included within the measured and indicated mineral resources, and are not in addition to them.

The mineral reserve statement for the WBJV project 1 and 1A (Maseve) is based on the South African Code for the Reporting of Exploration Results, Mineral resource and Mineral reserves (SAMREC code). There is no material difference between the SAMREC and CIM code for mineral reserve estimation in this case.

The SAMREC code definition of a Mineral Reserve is:

“A ‘Mineral Reserve’ is the economically mineable material derived from a Measured or Indicated Mineral Resource or both. It includes diluting and contaminating materials and allows for losses that are expected to occur when the material is mined. Appropriate assessments to a minimum of a Pre-Feasibility Study for a project and a Life of Mine Plan for an operation must have been completed, including consideration of, and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors (the modifying factors). Such modifying factors must be disclosed.”

Mineral reserves are reported as inclusive of diluting and contaminating uneconomic and waste material delivered for treatment or dispatched from the mine without treatment.

The CIM code definition for a Mineral Reserve:

“A Mineral Reserve is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified.

The reference point at which mineral reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported.”

Platinum Group Metals Ltd.
2015 Annual Information Form

For this technical report, the CIM mineral reserves for the WBJV project 1 and 1A has been stated under the SAMREC Code. The point of reference is ore delivery to the RoM silo at the processing plant.

Mineral reserves are sub-divided in order of increasing confidence into probable mineral reserves and proven mineral reserves. A probable mineral reserve has a lower level of confidence than a proven mineral reserve.

A probable reserve is the economically mineable part of an indicated resource, and in some circumstances a measured resource. This is demonstrated by at least a Pre-Feasibility Study (“PFS”) including adequate information on mining, processing, metallurgical, economic and other factors that demonstrate, at the time of reporting, the economic extraction can be justified.

A proven reserve is the economically mineable part of a measured resource demonstrated by the same level and factors as above. A proven mineral reserve implies that there is a high degree of confidence. All mining and permit approvals need not be in place for the declaration of reserves.

The conversion to mineral reserves was undertaken at 2.5g/t stope cut-off grade for both MR and UG2 reefs. From the mineral resource as estimated in this report, each stope has been fully diluted, comprising of a planned dilution and additional dilution for all aspects of the mining process. There are no inferred mineral resources included in the Reserves. The Qualified Person for the Statement of Reserves is Mr. G. Roets (DRA Projects SA (Pty) Ltd) (“DRA”).

The conversion of the 2015 Updated Mineral Resource Estimate to Reserves differs from the 2009 Updated Feasibility Study Reserve calculation in the following aspects:

>	A lower planning face cut-off grade of 2.5g/t (vs 3.5g/t from 2009 Updated Feasibility Study (“FS”)) was used,

Platinum Group Metals Ltd.
2015 Annual Information Form

>	The software used for reserve valuation is Datamine. Studio5 was used for mine design and EPS for production scheduling.

The Mineral Reserve statement has been calculated based on the outcome of the updated reserve calculation and economic evaluation and is detailed in 1-2.

Table 1-2: Mineral Reserve 4E Statement

Estimated Total Reserve 100% Project Basis
	Reserve tonnes - Mt	Pt g/t	Pd g/t	Rh g/t	Au g/t	Reserve 4E Grade - g/t	Reserve 4E Content – t	Reserve 4E Content – Moz
MR Proven and Probable	17.525	2.94	1.24	0.18	0.23	4.59	80.401	2.585
UG2 Proven and Probable	14.914	2.01	0.83	0.32	0.03	3.19	47.649	1.532
Total	32.439	2.51	1.05	0.25	0.14	3.95	128.050	4.117

Prill splits are calculated using the individual metal grades reported as a percentage of the total 4E grade.

Table 1-2: MR and UG2 Prill Split

Merensky Reserve
	Reserve tonnes - Mt	Pt g/t	Pd g/t	Rh g/t	Au g/t	Reserve 4E Grade - g/t	Reserve 4E Content - t	Reserve 4E Content - Moz
Proven	7.082	2.89	1.22	0.18	0.22	4.51	31.905	1.025
Probable	10.443	2.98	1.26	0.18	0.23	4.65	48.496	1.560
Total	17.525	2.94	1.24	0.18	0.23	4.59	80.401	2.585

UG2 Reserve
	Reserve tonnes - Mt	Pt g/t	Pd g/t	Rh g/t	Au g/t	Reserve 4E Grade - g/t	Reserve 4E Content t -	Reserve 4E Content Moz -
Proven	5.452	1.95	0.80	0.31	0.03	3.09	16.821	0.540
Probable	9.462	2.05	0.85	0.33	0.03	3.26	30.828	0.992
Total	14.914	2.01	0.83	0.32	0.03	3.19	47.649	1.532

Platinum Group Metals Ltd.
2015 Annual Information Form

Mining Operations

Geotechnical Factors

The main findings in the geological and rock engineering investigations that influenced on-reef mine design are discussed below:

>	The MR has an average dip of 15.31° and an average stoping width of 142cm at a cut-off grade of 2.5g/t,

Platinum Group Metals Ltd.
2015 Annual Information Form

>	The UG2 reef has an average dip of 16° and an average stoping width of the mine is 129cm at a cut-off grade of 2.5g/t,

>

Certain mining blocks have the potential for increased mechanization, while other blocks have a greater potential for mining methods more suitable to narrow, steep dipping ore bodies. Currently predicted dip, structure and width can further be confirmed by additional drilling, either from surface or from underground with stope definition drilling,

>

A complex geological structure with faults and dykes intersecting the ore body subdivides the deposit into a number of discrete mining blocks, each of which requires access development on different mining elevations. The resultant blocks of ground left un-mined add to the regional stability of the mine.

After application of appropriate pay limits, the MR reserve contains 40% more recoverable metal than the UG2 and is therefore the primary target. The parting between the MR and the UG2 reserve varies in thickness from contact in the West to 70m in the East and deeper part of the deposit. Mining of both reefs generally only occurs when the parting is greater than 20m as prescribed by the rock engineer.

Mining Methods Selected

The geological and structural models, in conjunction with geotechnical considerations, formed the basis of the mining methods that were selected to provide the best practical outcome under the given conditions. The selected methods had to be versatile and easily interchangeable with the lowest impact on production during transition between mining methods. The mining methods would also have to be able to integrate with the trackless environment that would supply access and service all of the mining areas.

Final Chosen Mining Methods:

>	Bord and Pillar

•

Bord and pillar mining was considered in flatter dipping areas with a maximum dip of 15º and where the actual seam height of the reef was conducive to the increased mining heights required for the bord and pillar equipment.

>	Conventional Mining

•

The conventional mining method was considered in the steepest dipping areas. Raises can be developed at a maximum dip (or apparent dip) of 34º, thus giving the best and most practical outcome under high variability conditions with the lowest replacement rates.

>	Hybrid Mining

•	The hybrid mining method was considered in the moderate to steeper dipping areas where the bord and pillar method is not eligible. This method took precedence over the conventional method where applicable, due to the on-reef access which allows a quicker reef access and a faster production build-up. The method also requires a more favourable development replacement rate.

Mine Design

The updated Life of Mine (“LoM”) design, as illustrated in Figure 1-2 and Figure 1-3, makes use of the twin decline system to access the underground workings. Initially during the development phase, men, material and rock will be transported by trackless mobile machinery. At steady state production, men and rock will be transported by chairlift and conveyor systems respectively (Refer to Section 18 of this report).

Mining methods have been adapted from the Updated Feasibility Study to include geological, geotechnical, engineering and timing modifications. Maseve will be operated as a trackless development (access development is off-reef and production development is on-reef) and a partially conventional, hybrid, and bord and pillar mechanised mine using diesel mobile mining equipment. The overall on-reef / hand held methods applied in the conventional and hybrid mining methods have not changed significantly from the conventional methods described in the previous study. The thicker reef (partially due to the lower cut-off grade and additional drilling information) and a deliberate drive towards a higher degree of mechanization, allows for a bord and pillar mining method to be applied in the deeper, shallower dipping areas of the mine.

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2015 Annual Information Form

The mine design is focused on reducing waste footwall development by replacing most of the previously footwall located off-reef production development in the earlier design with on-reef production development. This accommodates the trackless mining method approach and delivers a faster Run of Mine (“RoM”) production build-up. The approach also allows for a reduced overall mining cost but it does however result in a moderately higher dilution percentage.

Platinum Group Metals Ltd.
2015 Annual Information Form

This report documents the modifying factors including updated geological model, optimized mining plan and updated financial and economic models in support of the updated mineral reserves. The cost analysis and accuracy estimates have been updated to reflect changes in capital and operating costs associated with adjustments in the mine plan and current prices.

This document provides details of the mine plan modifications and associated layouts related to the updated mineral reserves. These changes include:

>	Two decline systems at North Shaft and South Shaft to access the ore body (the 2009 Updated Feasibility Study included a three decline system),

>	Mining blocks have changed in geometry, position and strike,

>	Dimensions and cross sectional areas of ends for the material decline, material ramp decline and strike drives.

Realised development rates have been higher than estimated in the 2009 Updated FS. Updated rates have a positive effect on the LoM scheduling. Realised development rates average:

>	Material decline 100m per month,

>	Material ramp decline 80m per month,

>	Strike ramps 60m per month,

>	Increase size of diesel equipment fleet from 52kW/ktpm to over 65kW/ktpm.

Platinum Group Metals Ltd.
2015 Annual Information Form

Ventilation requirements for the modified layout consider:

>	Intake airway capacity with two declines is less than with three declines,

>	Raise Bore Hole (“RBH”) size and location,

>	Main fan(s) operating point, location and phase-in.

Ventilation

Subsequent to the updated mine designs completed in March 2012, changes were made to mine design to improve the viability of the Maseve Project. Some of the proposed changes have impacted on the original ventilation designs and specifications. The ventilation section assesses the impact of the significant changes on ventilation designs and associated costs.

The ventilation strategy considers safety and health in accordance with the Mine Health and Safety Act (“MHSA, Act 29 of 1996”) and complies with Maseve health and safety requirements. The primary ventilation quantity for Maseve is 1 100m³/s; dictated by the need to dilute diesel emissions, remove heat and dilute blasting fumes (during re-entry period). The primary ventilation quantity satisfies the mine heat load without the need for refrigeration. It must be noted however that, wet-bulb temperatures will exceed 27.5°C and approach 29.0°C and heat tolerance screening of the underground work force will be required. Interactive computer simulation of heat and air flow was used to determine ventilation requirements over the LoM for maximum depth and strike.

The mining plan is based on steady state production of 160 000 reef tonnes per month. During the first phase of the project, the primary ore body will be MR and accordingly discussion in this report focusses on access of the MR. Later UG2 will provide replacement tonnes and will be ventilated utilising the ‘existing’ MR infrastructure by extending established intake and returns to UG2 as required (e.g. step raise bore holes (RBH’s), drop raises, horizontal intake and return airways). The strategy will mine UG2 within a specific mining block only after the ‘overlying’ MR block has mined out, i.e., the two reefs will not be mined simultaneously from the same area.

In general, each mining block will be ventilated as a separate district while at the same time utilising as much common infrastructure as practically achievable. Fresh air will be introduced to mining blocks through a combination of the main North and South access decline systems and strategically located fresh air RBH’s. Air returns through return RBH’s equipped with fans. Generally returns will serve more than one block, but in some cases a blocks will require a dedicated return to surface. It should be noted that RBH’s were phased in to meet the production requirements as provided.

Metallurgical Testwork and Recovery

Three sets of testwork have been conducted on the WBJV Elandsfontein deposit by SGS Lakefield for the Pre-Feasibility Study (“PFS”) and Mintek for the 2009 Updated Feasibility Study (“UFS”). SGS Lakefield completed metallurgical testwork on UG2 and MR (December 2006 and January 2007 respectively) reefs to characterise the ores and evaluate metallurgical performance. From comminution testwork, the UG2 ore was classified as being of medium to hard hardness. The ore could be treated using a standard MF2 circuit and the predicted recoveries were 82% (4E) with a grade of 150g/t. The predicted PGM recovery and grade for MR were 94% and 179g/t (4E) respectively. Copper and Nickel recoveries achieved were 89% and 59.5% respectively at grades of 2.4% and 3.6% . The testwork was conducted at a fine grind of 90% passing 75µm. The testwork was conducted with limited samples (four cores samples).

The Mintek 2009 UFS metallurgical testwork was conducted on MR and UG2 samples collected across the target mining area. The mineralogy, grade and ore occurrence exhibited marked variability. The MR grade varied from 1.9g/t to 8.5g/t (4E) with an average of 5.3g/t. The testwork was conducted with a location composite with a grade of 2.5g/t. Both MF1 and MF2 circuit configurations were tested. The overall MR MF1 recovery and grade were 86% (4E) and 61g/t respectively. It was also demonstrated during the rougher rate tests that for MF1, recovery increased with grinds being 88.9%, 90.1% and 94% for grinds of 40%, 60% and 90% passing 75µm respectively. The overall copper and nickel recoveries were 86% and 57%. Respective grades for copper and nickel were 1.6% and 2.1% . For MF2 overall 4E recovery and grade were 91% and 85g/t respectively. Overall copper and nickel recoveries were 84% and 58% respectively at grades of 2% and 2.8% .

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2015 Annual Information Form

The UG2 testwork gave overall recovery of 86% at a grade of 102g/t with chromite grade less than 4%.

Mintek conducted confirmatory testwork in 2012 from nine MR drill core samples collected across the mining area. The testwork demonstrated that the ore was not significantly different to the other ores tested previously. The samples also demonstrated marked variability with 4E grade varying between 1.6g/t and 6.6g/t. Copper and nickel grades were 0.14% and 0.17% .. Comminution testwork classified the ore as being hard. Rougher rates for MF2 and MF1 were 94% and 91% respectively. The cleaner efficiency was 95%, giving predicted recoveries of 89.3% and 86.5% for MF2 and MF1 respectively. The testwork also demonstrated an increase in recovery for the MF1 configuration for increase in fineness from 40%, 60% and 80% passing 75µm, with the extended time recoveries for the 60% and 80% being close to each other. From the MF2 locked cycle testwork overall 4E recovery and grade were 87.1% and 135g/t respectively at a mass pull of 3.3% . Copper and nickel recoveries were 88% and 64% at grades of 1.9% and 3.5% respectively.

Tailings thickening tests conducted yielded a flux of 0.7m²/hr tonne.

DFS metallurgical testwork for UG2 was conducted, with seven drill core samples at an overall grind of 80% passing 75µm applying an MF2 configuration. Metallurgical characterisation confirmed that the response was variable but similar to ores tested previously. Overall 4E recovery and grade were 79% and 109g/t respectively. The chromite grade in concentrate was 3.7% .

Process Plant Design

The process plant design utilises a standard mill-float-mill-float (MF2) circuit configuration that is applied to treat PGM ores of the BIC. The plant has been designed to treat ore at a rate of 165 000tpm. The design offers flexibility to treat a blend of MR and UG2 at a predetermined ratio. The MR is the target of initial mining. The mining ramp-up to steady state production of 165 000tpm is over a three-year period. Construction of the concentrator is in two phases, initially with an MF1 circuit during the ramp-up period. The completion of the MF2 circuit will only be decided after reviewing the mining production ramp-up in 2017.

The MF1 circuit offers lower start-up costs, early revenue and good ore stockpile management. Only equipment required for the MF1 circuit will be installed with all services (power, water and air) completed during this phase. Main equipment installed in phase 1 includes the primary mill, secondary flotation bank (redeployed to primary rougher flotation in this phase), tailings thickener and disposal system and concentrate thickener and filter. The concentrate filter was sized for the full plant capacity (60m2), but only enough plates (48m2) to handle the phase 1 throughput were installed. Sufficient civil work will be completed in phase 1 to minimise interrupting production and allow for safe construction during completion of the MF2 plant.

The MF1 circuit will treat between 80 000 and 115 000tpm at a grind of just over 60% passing 75µm. The MF1 testwork shows that for this grind MF1 recoveries are between 1% and 3% lower than MF2 for extended residence time. The secondary rougher installed in the initial phase offers long residence time. The MF1 recovery has been discounted by 1.5% for the initial phase.

Any confirmatory testwork required for the UG2 ore will be determined at a later stage.

Infrastructure

The PTM Maseve site is divided into four secure areas, the operational site is primarily focussed East of the R565 Provincial road namely North Shaft, Plant and South Shaft. The training and induction centre functions are primarily focused West of the R565 at the Training Centre. Each shaft and the plant is equipped with its own offices, change house, control room, maintenance, storage and general management facilities. Senior management offices are located near the concentrator, central to all operational areas.

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015 Annual Information Form

The main Eskom supply is located close to North Shaft and the generator station, bulk fuel storage and Power Factor Correction (“PFC”) equipment is strategically located close to the main consumer substation. The mine is not completely self-sufficient on generator power, however, is able to supply 13% of it planned maximum demand with the two generators currently on site.

All critical infrastructure from electrical to bulk materials handling has been designed to accommodate full production out of a single shaft, which provides for any variation in production scheduling that might occur between North Shaft and South Shaft over the LoM.

Other important facilities to note on site are:

>	Medical clinic facilities,

>	Potable water and waste water management facilities,

>	Sewerage treatment works,

>	Tailing Storage Facility (“TSF”),

>	Security buildings,

>	Visitors centre,

>	Shaft head explosive delivery facilities,

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2015 Annual Information Form

>	Fire water pump stations.

Environmental Studies, Permitting and Social or Community Impact

Baseline studies have been undertaken within the WBJV Project 1 (Maseve) area, in support of an Environmental Impact Assessment (“EIA”) and Environmental Management Plan (“EMP”), which is part of the mining right application. These studies were conducted to comply with local legislation as well as international requirements and consisted of the following:

>	Soils, land use and land capability study,

>	Fauna and flora Report,

>	Hydrological study,

>	Groundwater specialist report,

>	Air quality impact assessment,

>	Ground vibration and air blast,

>	Visual impact,

>	Archaeological assessment,

>	Traffic assessment.

The EIA summarises relevant results of the environmental and social baseline of the WBJV Project 1 (Maseve) area.

Maseve holds the following governmental authorizations:

>

The Environmental Impact Assessment and Environmental Management Plan (EIA and EMP) was approved by the Department of Mineral Resources in terms of the Mineral and Petroleum Resources Development Act (No. 28 of 2002) on the 15 May 2012.

>

The Department of Economic Development, Environmental, Conservation and Tourism (“DEDECT”) granted to Maseve an environmental authorisation in terms of the NEMA to commence with the construction of infrastructure and facilities on 13 September 2013, ref: 30/5/1/2/3/2/1/528EM.

>	Environmental authorization NWP/EIA/135/2010 issued by the Rural, Environmental and Agricultural Department of the North West Provincial Government and correction thereto dated 4 March 2015;

>

Waste management license 12/9/11/L628/7 (WML) issued by the Department of Environmental Affairs in terms of the National Environmental Management: Waste Act No. 59 of 2008 (NEMWA) for a treatment plant to be utilized during Phase 2 of the Project 1.

>

Water Use License 03/A22F/ABCGIJ/2596 (WUL) issued by the Department of Water and Sanitation in terms of Chapter 4 of the National Water Act, 1998 (Act No. 36 of 1998) for various water uses on the Mining Right Area on 16 July 2015.

Maseve has a programme of work in place to comply with the necessary environmental, social and community requirements. Key work includes:

>	EIA / EMP in accordance with the MPRDA, the National Environmental Management Act (“NEMA”) as well as the Equator Principles (“EP”).

>	Stakeholder Engagement Process in accordance with the NEMA principles.

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2015 Annual Information Form

>	Specialist investigations in support of the EIA / EMP.

>	Integrated Water Use License Application (“IWULA”) in compliance with the National Water Act (“NWA”).

>	Integrated Waste Management License in compliance with the National Environmental Management Waste Act (“NEMWA”).

Maseve posted an environmental rehabilitation guarantee of R 58.5 million as a requirement of the mining right application.

There are several communities within the proposed project area whom are affected by the WBJV Project 1 (Maseve).

Production schedule

The WBJV Project 1 (Maseve) LoM for both the MR as well as the UG2 is just over 21 years (21.03), of which MR is 11.62 years and UG2 10.94 years. See Graph 1-3 below.

The production profile follows a phased approach to the planned 160 000tpm at steady state. In the initial phase to October 2017, the MR production builds up to 115 000tpm. Production then builds up to 160 000tpm and reaches steady state in September 2018 where it remains for the LoM.

The tail of the production schedule for the MR starts in January 2025 and final reef tonnes for the MR is scheduled for May 2026. In order to keep the mill fed at 160 000tpm, the UG2 reef starts production in November 2024, where it builds up steadily to the required 160 000 tonnes of reef in May 2026, supplementing the tail of MR. Steady state of the UG2 reef lasts up to May 2032 from where the tail of the UG2 reef decreases to final reef tonnes schedule in July 2035.

Platinum Group Metals Ltd.
2015 Annual Information Form

The production for each of the individual mining methods selected for the WBJV Project 1 (Maseve) is as shown in Graph 1-4 below.

RoM t per Mining Method
200,000
180,000
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
-
tonnes
Jan-15
Jan-17
Jan-19
Jan-21
Jan-23
Jan-25
Jan-27
Jan-29
Jan-31
Jan-33
Jan-35
Date
ROM - T - Bord and Pillar
ROM - T - Hybrid
ROM - T - Conventional

Graph 1-4: WBJV1 LoM Production Schedule per Mining Method

The average mining height (on both reef horizons) for conventional mining is 142cm, 146cm for Hybrid mining and 190cm for bord and pillar.

Operating Costs

Table 1-4 below sets out key operating cost details of the technical report.

Table 1-4: Key Operating Cost Details

ZAR:USD = 12.00

	ZAR per tonne milled	USD per tonne milled
On Mine Operating Cost	896	75
By- & Co-Product Credits	(106)	(9)

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2015 Annual Information Form

ZAR:USD = 12.00

	ZAR per tonne milled	USD per tonne milled
Total Net Mine Site Cash Cost	791	66

	ZAR per 4E oz in concentrate	USD per 4E oz in concentrate
On Mine Operating Cost	8 392	699
By- & Co-Product Credits	(989)	(82)
Total Net Mine Site Cash Cost	7 403	617

>	On-mine operating costs include all mining costs, milling costs, support services and on-mine overheads,

>	By-& co-product credits consist of the revenue derived from Ru, Ir, Ni and Cu.

The life of mine on-mine operating cost is estimated to be ZAR896 per tonne milled or ZAR8 392 per oz 4E (Pt, Pd, Au and Rh) produced in concentrate.

Capital Costs

The project capital cost is anticipated to be ZAR5 070m to the start of production. An approximate additional ZAR708m will be spent on capital to achieve peak production of 165 000tpm by mid-2018. LoM Capital expenditure including sustaining capex is estimated at ZAR6 418m.

Table 1-5: Capital Cost Summary

ZAR ‘million
Sunk to July 2015	4,505
Capital Expenditure to Production	265
Capitalised Operating Cost to Production	300
Total Capital Expenditure to Production	5,070
Remaining LoM Capital Excl. Sustaining Capital	860
Sustaining Capital LoM	487
Total LoM Capital Expenditure	6 418

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2015 Annual Information Form

Figure 1-5: Capital Expenditure Profile

Economic Analysis

The production schedule is as shown above in Graph 1-3 and Graph 1-4. This schedule has been based on the mining plan as developed by the project team and metallurgical results as determined by test work. The capital and operating costs as determined by the project team are included. The toll refining contract has been ratified and the numbers have been incorporated into the financial model.

The following prices, based on a 3-year trailing average in accordance with U.S. Securities and Exchange Commission ("SEC") guidance, was used for the assessment of resources and reserves.

Table 1-6: Average 3 year Trailing Metal Prices used in Financial Model

Metal	Price	Unit
Platinum	1 408	USD/oz
Palladium	744	USD/oz
Rhodium	1 126	USD/oz
Gold	1 374	USD/oz
Copper	3.18	USD/lb
Nickel	7.11	USD/lb
Iridium	731	USD/oz

Platinum Group Metals Ltd.
2015 Annual Information Form

Metal	Price	Unit
Ruthenium	73	USD/oz

The exchange rate between the ZAR and the USD is fixed at ZAR12.00:USD1.00 in the financial model throughout the LoM. The pricing and exchange rates above results in the estimated basket prices shown in Table 1-7 below.

Table 1-7: Basket Prices

Basket Prices per 4E	ZAR/4E Oz	ZAR/4E kg	USD/4E Oz	USD/4E Kg
Merensky Reef	14 590	469 093	1 216	39 091
UG Reef	14 487	465 776	1 207	38 815
Combined in LoM	14 553	467 902	1 213	38 992

The economic evaluation is summarised in Table 1-8 below.

Table 1-8: Economic Evaluation Summary

	NPV @ 5%		NPV @ 10%
Economic Evaluation Summary	ZAR million	USD million	ZAR million	USD million	IRR
Cash flow since start of project	1 597	133	(368)	(31)	8.8%
Cash flow from July 2015 (reporting date)	6 340	528	4 226	352	49.8%

The IRR of the project is based on estimated cash flows from July 2015 onwards is 49.8% .

Conclusion and Recommendations

The Project Area represents measured and Indicated mineral resources. The definitions of the mineral resource classification are in accordance with the definitions stated in the SAMREC Code and the CIM Mineral Resource Classifications and comply with disclosure standards of NI 43-101.

The updated geological model has increased confidence in the western areas where iron replacement bodies within the ore body have been delineated out of the mineral resource more accurately, based on known and interpreted localities of such bodies. Based on data spatial localities, the mineral resource estimate was computed from relatively large blocks, i.e. 100m X 100m blocks.

Rolls in the mineralized reefs, mainly along the marginal zone on the western portion of the deposit have been modelled to detail and the mine plan adjusted accordingly to optimize underground layout and haulage.

The Maseve WBJV Project 1 and 1A areas are at development level and thus have had sufficient exploration completed that any material exploration activities and engineering studies have been concluded for these areas. The site infrastructure and processing plant completed to date is appropriate for the mine plan ahead. The project completed and the investment to date allows the project to have an attractive profile, at 3-year average trailing metal prices and reserves, in the current environment.

Platinum Group Metals Ltd.
2015 Annual Information Form

Waterberg Projects

The Waterberg Projects are comprised of the Waterberg JV Project, a contiguous granted prospecting right area of approximately 255 km2 and the Waterberg Extension Project, an area of granted and applied-for prospecting rights with a combined area of approximately 864 km2 located adjacent and to the north of the Waterberg JV Project, both located on the Northern Limb of the Bushveld Complex, approximately 85 km north of the town of Mokopane (formerly Potgietersrus).

The Waterberg Projects are located on a newly-discovered extension of the Northern Limb of the Bushveld Complex. Amplats' Mogalakwena mine is a Platreef asset also located on the Northern Limb. The Waterberg Projects are the subject of an ongoing pre-feasibility study being completed by mine building and engineering firm DRA. The pre-feasibility study for the Waterberg JV Project will target a large, thick PGM resource. The objective of the pre-feasibility study will be to model a large-scale, fully-mechanized mine. A substantial portion of the Waterberg Projects prospecting area remain unexplored.

The Waterberg Projects are derived from a group of exploration projects that came from a regional target initiative by the Company conceived in 2007 and 2008. The projects target a previously unknown extension to the Northern Limb of the Bushveld Complex in South Africa. The Company selected this target from a list of new ideas provided by a team of South African geoscientists. Detailed geophysical and other work indicated potential for a package of Bushveld Complex rocks under the sedimentary Waterberg formation cover rocks. Previous mineral exploration activities in the area were limited due to the extensive sedimentary cover. Exploration by the Company therefore progressed through preliminary exploration activities to delineate initial drill targets to primarily drilling focused work now that a deposit has been discovered.

The Waterberg Projects are managed and explored according to a joint technical committee and are currently planned for development according with the objective of achieving a “best outcome” scenario for shareholders and stakeholders.

Technical Report

Technical information in this AIF regarding the Waterberg Projects is derived from the NI 43-101 technical report entitled “An Independent Technical Report on the Waterberg Project located in the Bushveld Igneous Complex, South Africa” dated September 4, 2015 with an effective date of July 20, 2015 for the estimate of mineral resources (the “July 2015 Waterberg Report”), prepared by Charles J. Muller (B. Sc. (Hons) Geology) Pri. Sci. Nat., of CJM Consulting (Pty) Ltd. The following summary is qualified in its entirety with reference to the full text of the July 2015 Waterberg Report, which is incorporated by reference herein. Readers are directed to review the full text of the report, available for review under the Company’s profile on SEDAR at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov, for additional information.

The July 2015 Waterberg Report complies with disclosure and reporting requirements set forth in the Toronto Stock Exchange Manual, NI 43-101 Standards of Disclosure for Mineral Projects, Companion Policy 43-101CP to NI 43-101, and Form 43-101F1 of NI 43-101. The report reviews the geology, the exploration activities and states the most recent mineral resource estimation with an effective date of July 20, 2015.

Waterberg Projects Summary (Excerpted from the July 2015 Waterberg Report)

Introduction

CJM Consulting (South Africa) Pty Limited (CJM) has been requested by Platinum Group Metals (RSA) (Pty) Ltd (PTM), on behalf of Platinum Group Metals Ltd (PTML), the issuer, to complete an Independent Technical Report for the Waterberg Project. The project is targeting a previously unknown extension to the Northern Limb of the Bushveld Complex where a deposit containing Platinum Group Metals (PGMs), gold and base metals (Cu, Ni) has been discovered. The objective of this report is to provide and comply with disclosure and reporting requirements set forth in the Toronto Stock Exchange Manual, National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101), Companion Policy 43-101CP to NI 43-101, and Form 43-101F1 of NI 43-101.

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2015 Annual Information Form

Project Area and Location

The Waterberg Project is some 85km north of the town of Mokopane (formerly Potgietersrus) and covers an area along the strike length of the previously unknown northward extension of the Bushveld Complex.

Waterberg Project

The Waterberg Project is comprised of several prospecting rights covering an area of 111,882ha. Conversion of the prospecting right into a mining right within the renewal period of three years is allowed. The area of the prospecting rights extends some 42km from north to south and 42km from east to west.

The Project Area is an extension of the trend at the northern tip of the Bushveld Complex and is the result of some detailed geophysical, geochemical and geological work that indicated potential for a package of Bushveld Complex rocks under the Waterberg Group cover rocks.

Geological Setting, Deposit Type and Mineralisation

The Bushveld and Molopo Complexes in the Kaapvaal Craton are two of the most well-known mafic/ultramafic layered intrusions in the world. The Bushveld complex was intruded about 2,060 million years ago into rocks of the Transvaal Supergroup, largely along an unconformity between the Magaliesberg quartzite of the Pretoria Group and the overlying Rooiberg felsites. It is estimated to exceed 66,000km2 in extent, of which about 55% is covered by younger formations. The Bushveld Complex hosts several layers rich in Platinum Group Metals (PGM), chromium and vanadium, and constitutes the world's largest known resource of these metals.

The Waterberg Project is situated off the northern end of the previously known Northern Limb, where the mafic rocks have a different sequence to those of the Eastern and Western Limbs.

PGM mineralisation within the Bushveld package underlying the Waterberg Project is hosted in two main layers: the T Zone and the F Zone.

The T Zone occurs within the Main Zone just beneath the contact of the overlaying Upper Zone. Although the T Zone consists of numerous mineralised layers, three potential economical layers were identified, T1, T2HW and T2 - Layers. They are composed mainly of anorthosite, pegmatoidal gabbros, pyroxenite, troctolite, harzburgite, gabbronorite and norite.

The F Zone is hosted in a cyclic unit of olivine rich lithologies towards the base of the Main Zone towards the bottom of the Bushveld Complex. This zone consists of alternating units of harzburgite, troctolite and pyroxenites. The F Zone was divided into the FH and FP layers. The FH layer has significantly higher volumes of olivine in contrast with the lower lying FP layer, which is predominately pyroxenite. The FH layer is further subdivided into six cyclic units chemically identified by their geochemical signature, especially chrome. The base of these units can also be lithologically identified by a pyroxenite layer.

Project Geology

The Waterberg Project is located along the strike extension of the Northern Limb of the Bushveld Complex. The geology consists predominantly of the Bushveld Main Zone gabbros, gabbronorites, norites, pyroxenites and anorthositic rock types with more mafic rock material such as harzburgite and troctolites that partially grade into dunites towards the base of the package. In the southern part of the project area, Bushveld Upper Zone lithologies such as magnetite gabbros and gabbronorites do occur as intersected in drillhole WB001 and WB002. The Lower Magnetite Layer of the Upper Zone was intersected on the south of the project property (Disseldorp) where drillhole WB001 was drilled and intersected a 2.5m thick magnetite band.

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A general dip of 34º - 38º towards the west is observed from drillhole core for the layered units intersected on Waterberg property within the Bushveld Package (Error! Reference source not found.). However, some blocks may be tilted at different angles depending on structural and /or tectonic controls. And generally the Bushveld package strikes south-west to north-east.

The Bushveld Upper Zone is overlain by a 120m to 760m thick Waterberg Group which is a sedimentary package predominantly made up of sandstones, and within the project area the two sedimentary formations known as the Setlaole and Makgabeng Formations constitute the Waterberg Group. The Waterberg package is flat lying with dip angles ranging from to 2º to 5º. Error! Reference source not found. gives an overview of interpreted geology for the Waterberg Project.

Waterberg
Boreholes & Geology
PLATINUM GROUP METALS
Legend
Drilled Boreholes EXT
Drilled Boreholes JV
Waterberg JV
Waterberg Extension
Faults
Dolerite Dykes
Major Shears
F zone Subcrop
T zone Subcrop
Waterberg Extension
Waterberg JV
2585000
0 0.5 1 2 3 4 Kilometers

Figure 6: Drillhole location and Interpreted Geology of the Waterberg Project

Exploration Status

The Waterberg Project is at an advanced exploration status and includes Inferred and Indicated Mineral Resource estimates. Exploration further north has investigated the interpreted strike extension of the Bushveld Complex. As a result of this drilling program portions of this area are classified as an Inferred Mineral Resource. A multidisciplinary project team established by PTM identified and ranked 108 Southern African targets through an interactive process using an expert ranking system. These are located in mafic to ultramafic rocks and have the potential, or have already been shown, to host PGM and Ni deposits. Targets were characterised by varying maturity. In addition, an innovative approach was adopted, which also resulted in the identification and definition of “out of the box” targets defining some 12 targets. Application for the prospecting rights in respect of four of these targets was made.

Platinum Group Metals Ltd.
2015 Annual Information Form

Farm boundaries were defined for these various target areas. Project activities began with the deed searches, detailed desk top studies of the selected areas, and the subsequent compilation of prospecting right applications.

Topographical and aerial maps for Waterberg at a scale of 1:10,000 were used for surface mapping. A combination of the surface maps and the public aeromagnetic and gravity maps formed the basis for the structural map.

Ground exploration work undertaken includes geological mapping and ground verification of the geology presented in various government and academic papers. The major faults and SMZ geology described was confirmed to exist within the property. Contact relationships with the Bushveld Complex were not seen due to the Waterberg cover rock and quaternary sand deposits.

Data for any outcrop observed (or control point) was recorded. Each of such outcrop points had the following recorded in the field book: point’s name, description of the outcrop’s rock, identified rock name, XY coordinate points, and if well oriented the dip and strike for the outcrop.

In March 2010, two north-south geo-chemical sampling lines were undertaken. Sampling stations were made at intervals of 25m. Each sample hole was allowed to go to a minimum depth of 50cm to 1.00m at most.

During December 2011 and January 2012, two additional north-south geo-chemical sampling lines on the property Niet Mogelyk 371LR were also sampled. These two lines were done to target the east-west trending dykes that are running through this property and the sampling stations were set at 50m apart.

During January 2013, an additional three geo-chemical lines were taken on the farms Bayswater 370LR and Niet Mogelyk 371LR. These samples were taken to investigate soil anomalies discovered by the previous sampling programs.

Initial detailed ground geophysical surveys were confined to the Waterberg Project and were funded by the JV partner JOGMEC. The detailed airborne survey was completed predominantly over the Waterberg Extension Project, with some overlap over the defined Bushveld edge geology on the advanced stage Waterberg JV Project to obtain response characteristics.

A second phase of Geophysical Survey was also conducted on the area from mid-August 2011 to September 2011.

Two additional north-south ground magnetics lines were surveyed over the farm Ketting 368LR in November 2012. This information was used to interpret and locate east-west striking structures.

An airborne gravity survey was completed on 100m and 200m line spacing. An interpretation of the results of the survey suggests that there may be continuity to the Bushveld Complex rocks to the northwest and north, which has the potential to host PGM mineralisation within the Project area.

PTM contracted FUGRO Airborne Surveys (Pty) Ltd. to conduct airborne FALCON® gravity gradiometry and total field magnetic surveys. The target for the survey was the interpreted edge sub-cropping of the Bushveld Complex to which the Waterberg sediments form the regional hanging wall. Conducted in April 2013, the survey was comprised of 2306.16 line kilometres of Airborne Gravity Gradiometry (AGG) data and 2469.35 line kilometres of magnetic and radiometric data. The total extent of the survey covered approximately 25km of interpreted Bushveld Complex edge in the north-eastern part of the Project area.

Interpretation was based on creating a starting model using the known geology from drilling at further north and linking it to the airborne response. The geologic units were modelled in three dimensions in order to facilitate a three dimensional stochastic inversion of the geometry and density of the units making use of the gravity gradient data. Average rock unit densities were extrapolated from the adjacent Waterberg JV Project.

Platinum Group Metals Ltd.
2015 Annual Information Form

A total of nine ground gravity traverses were completed by Geospec Instruments (Pty) Ltd along roads and tracks. The survey lines were designed to traverse across the projected edge of the Bushveld Complex in the same area covered by the airborne survey as ground confirmation of the airborne results. The two surveys were compared and good correlation between gravity data sets noted. In planning the ground survey, one control line over the known deposit edge at the point where it projected from the southern part of the Project was completed in order to acquire a signature profile over a known source to compare the remaining regional lines. The interpretation of the linked ground gravity profiles suggests that there may be a northwest trending continuity to the Bushveld Complex rocks which have the potential to host PGM mineralisation.

Sample Preparation

The sampling methodology concurs with PTM protocol based on industry best practice. The quality of the sampling is monitored and supervised by a qualified geologist. The sampling is done in a manner that includes the entire potentially economic unit.

Analysis

For the present database, field samples have been analysed by two different laboratories: the primary laboratory is currently Set Point laboratories (South Africa). Genalysis (Australia) is used for referee test work to confirm the accuracy of the primary laboratory.

Samples are received, sorted, verified and checked for moisture and dried if necessary. Each sample is weighed and the results are recorded. Rocks, rock chips or lumps are crushed using a jaw crusher to less than 10mm. The samples are then milled for 5 minutes in a Labtech Essa LM2 mill to achieve a fineness of 90% less than 106μm, which is the minimum requirement to ensure the best accuracy and precision during analysis.

Samples are analysed for Pt (ppm), Pd (ppm) Rh (ppm) and Au (ppm) by standard 25g lead fire-assay using a silver collector. Rh (ppm) is assayed using the same method but with a palladium collector and only for selected samples. After pre-concentration by fire assay the resulting solutions are analysed using ICP-OES (Inductively Coupled Plasma–Optical Emission Spectrometry).

The base metals (copper, nickel, cobalt and chromium) are analysed using ICP-OES (Inductively Coupled Plasma – Optical Emission Spectrometry) after a multi-acid digestion. This technique results in “almost” total digestion.

The drilling, sampling and analytical aspects of the project are considered to have been undertaken to industry standards. The data is considered to be reliable and suitable for mineral resource estimation.

Drilling

The data from which the structure of the mineralised horizons was modelled and grade values estimated were derived from a total of 248,748 meters of diamond drilling. This report updates the mineral resource estimate using this dataset. The drillhole dataset consists of 231 drillholes and 373 deflections.

The management of the drilling programmes, logging and sampling have been undertaken from two facilities: one at the town of Marken in Limpopo Province, South Africa and the other on the farm Goedetrouw 366LR within the prospecting right area.

Drilled core is cleaned, de-greased and packed into metal core boxes by the drilling company. The core is collected from the drilling site on a daily basis by PTM personnel and transported to the coreyard. Before the core is taken off the drilling site, core recovery and the depths are checked. Core logging is done by hand on a pro-forma sheet by qualified geologists under supervision of the Project Geologist.

Platinum Group Metals Ltd.
2015 Annual Information Form

Based on the target generation and the results of the geochemical sampling and geochemical surveys, two drillholes were initially drilled between July and October 2010 on the farm Disseldorp 369LR. A total of 1934.77m was drilled for the first two drillholes in 2010. Drilling resumed in 2011 on the farm Ketting 368LR. The geological information revealed by this drillhole led to the extension of the drilling campaign in 2012, 2013 and 2014.

Subsequent to the drillholes used for the mineral resource estimate of 12 June 2014, an additional 53,684m representing 56 exploration drillholes and 58 deflections have been completed on the southern part of the Waterberg Project, the JV. These consist primarily of infill drilling within the previous drilling grid. A combined total of 197,570m meters and 182 diamond drillholes that have been drilled by the end of December 2014. Based on the strike projections from the southern JV area, modelling of regional government data, detailed airborne gradient gravity and total field magnetic responses along with ground gravity confirmation, drill targets were generated and drilling commenced in October 2013 on the farm Early Dawn 361LR in the northern project extension.

Subsequent to the drillholes used for the mineral resource estimate of 12 June 2014, an additional 17,775m in 12 exploration drillholes and 26 deflections were completed on the northern part of the project area, the Extension, achieving a total of 51,177.91 meters and 49 diamond drillholes. Of these drillholes, 39 were drilled on the farms Early Dawn 361LR and Goedetrouw 366LR portion 1.

Quality Control and Quality Assurance

PTM have instituted a complete QA/QC programme including the insertion of blanks and certified reference materials as well as referee analyses. The programme is being followed and is considered to be to industry standard. The data is as a result, considered reliable.

Mineral Resources

This report documents the mineral resource estimate - Effective Date: 20 July 2015. The mineral resources are reported in the table below. Infill drilling over portions of the project area and new estimation methodology has made it possible to estimate a new mineral resource estimate and upgrade portions of the mineral resource to the Indicated category. The Mineral Resource Statement is summarised in Table 2.

Table 2: Summary of Mineral Resources effective 20 July 2015 on 100% Project Basis

T Zone 2.5 g/t Cut-off

Resource Category	Cut-off	Tonnage	Grade						Metal
	2PGE+Au		Pt	Pd	Au	2PGE+Au	Cu	Ni	2PGE+Au
	g/t	Mt	g/t	g/t	g/t	g/t	%	%	kg	Moz
Indicated	2.5	16.53	1.28	2.12	0.85	4.25	0.16	0.09	70253	2.26
Inferred	2.5	33.56	1.25	2.09	0.83	4.17	0.13	0.08	139945	4.50

F Zone 2.5 g/t Cut-off

Resource Category	Cut-off	Tonnage	Grade						Metal
	2PGE+Au		Pt	Pd	Au	2PGE+Au	Cu	Ni	2PGE+Au
	g/t	Mt	g/t	g/t	g/t	g/t	%	%	kg	Moz
Indicated	2.5	104.47	0.93	2.00	0.15	3.08	0.06	0.16	321768	10.35
Inferred	2.5	212.75	0.93	2.01	0.15	3.09	0.07	0.17	657398	21.14

Platinum Group Metals Ltd.
2015 Annual Information Form

2PGE+Au = Platinum Group Elements (Pd+Pt) and Au. The cut-offs for Mineral Resources have been established by a qualified person after a review of potential operating costs and other factors. The Mineral Resources stated above are shown on a 100% basis, that is, for the Waterberg Project as a whole entity. Conversion Factor used – kg to oz = 32.15076. Numbers may not add due to rounding. Resources do not have demonstrated economic viability.

Mineral Resources at Waterberg on a 100% project basis have increased to an estimated 25.64 million ounces 2PGE+Au in the Inferred category plus 12.61 million ounces 2PGE+Au in the Indicated category, from 29 million ounces 3PGE+Au Inferred in June 2014:

•	Inferred 246 million tonnes grading 3.25 g/t 3E (0.98 g/t Pt, 2.11 g/t, Pd, 0.16 g/t Au, 2.50 g/t cut-off);

•	Indicated 121 million tonnes grading 3.24 g/t 3E (0.97g/t Pt, 2.11 g/t, Pd, 0.16g/t Au, 2.5 g/t cut-off);

•	Previous Resource: Inferred 287 million tonnes grading 3.15 g/t 4E, (0.94g/t Pt, 1.92 g/t Pd, 0.04 g/t Rh, 0.25 g/t Au, 2.0 g/t cut-off), (Ken Lomberg Alan Goldschmidt QPs effective June 12, 2014)

1.

The Mineral Resources are classified in accordance with the SAMREC standards. There are certain differences with the "CIM Standards on Mineral Resources and Reserves"; however, in this case the QP believes the differences are not material and the standards may be considered the same. Mineral Resources do not have demonstrated economic viability and Inferred resources have a high degree of uncertainty. Mineral Resources may never be upgraded or converted to reserves.

2.	The Mineral Resources and are provided on a 100% project basis and Inferred and Indicated categories are separate and the estimates have an effective date of July 20th 2015.

3.

A cut-off grade of 2.5g/t 3E for both the T and the F Zones is applied to the selected base case Mineral Resources. Previously a 2g/t 4E cut-off was applied to the resources. For comparison with the previous resources a 2g/t cut-off on the updated resource model is presented above.

4.

Cut off for the T and the F Zones considered costs, smelter discounts, concentrator recoveries from previous engineering work completed on the property by the Company. The Resource model was cut-off at an arbitrary depth of 1250m, although intercepts of the deposit do occur below this depth.

5.	Mineral Resources were completed by Charles Muller of CJM Consulting.

6.

Mineral Resources were estimated using Kriging methods for geological domains created in Datamine from 220 original holes and 270 deflections. A process of geological modelling and creation of grade shells using indicating kriging was completed in the estimation process.

7.	The estimation of Mineral Resources has taken into account environmental, permitting and legal, title, taxation, socio-economic, marketing and political factors.

8.	The Mineral Resources may be materially affected by metals prices, exchange rates, labour costs, electricity supply issues or many other factors detailed in the Company's Annual Information Form.

The data that formed the basis of the estimate are the drillholes drilled by PTM which consist of geological logs, the drillhole collars, the downhole surveys and the assay data. The area where each layer was present was delineated after examination of the intersections in the various drillholes.

There is no guarantee that all or any part of the Mineral Resource will be converted to a Mineral Reserve.

Platinum Group Metals Ltd.
2015 Annual Information Form

Interpretation and Conclusions

Exploration drilling by PTM has intersected layered magmatic PGM mineralisation in what is interpreted to be the northern extension of the Northern Limb of the Bushveld Complex under the Waterberg Group rocks. This has confirmed the existence of mineralised zones with potentially economic concentrations of PGM’s. Improved understanding of the geology allowed improved Resource estimations which provided increases in the Resources reported.

The Estimation was undertaken using best practises in terms of geostatistics.

The objectives in terms of adherence to the Scope of this Study were met in that an updated resource model was produced.

The delineation of the F Zone and T Zone units has been advanced due to better understanding of the geology. As with the previous resource estimate, this mineral resource estimate used mineralised layers identified within this project area. The database used for this estimate consisted of 231 drillholes and 374 deflections, of those 220 relevant drillholes and 270 deflections were used for estimation. The mineralisation is considered open down-dip and along strike.

Recommendations

It is recommended that exploration drilling continues in order to advance the geological confidence in the deposit through infill drilling. This will provide more data for detailed logging and refined modelling. This is expected to confirm the geological continuity and allow the declaration of further Indicated Mineral Resources.

Given the results of the diamond drilling on the northern area and the extent of target areas generated by geophysical surveys, the completion of the planned exploration drilling is recommended north of the location of the current exploration programme. The objective of the exploration drilling would be to find the limit of the current deposit, confirm the understanding of the F Zone and allow appropriate selection of the potential mining cut. This will improve geoscientific confidence in order to upgrade mineral resources to the Indicated category.

Metallurgical and other engineering work completed and underway indicates that a Pre-feasibility study is warranted and recommended to proceed on the Waterberg Project.

Non-Material Mineral Property Interests

The non-material mineral property interests of the Company include the War Springs and Tweespalk projects located in South Africa and various mineral property interests in Ontario, Canada, the Northwest Territories, Canada and Newfoundland and Labrador, Canada. These non-material property interests are not, individually or collectively, material to the Company and are also described in the Company’s Financial Statements and Management’s Discussion and Analysis for the year ended August 31, 2015, copies of which may be obtained online at www.sedar.com.

SOUTH AFRICAN REGULATORY FRAMEWORK

The Company is subject to South African government regulations that affect all aspects of the Company’s operations. Accordingly, the sections below set out the primary laws and regulatory concepts to which the Company is subject.

Black Economic Empowerment in the South African Mining Industry

The transition from an apartheid regime to a democratic regime brought with it a commitment by the South African state, as enshrined in the Constitution, to take legislative and other measures to redress the results of past racial discrimination against black South Africans, or as the Mining Charter defines them, “HDSAs”. The MPRDA uses the term historically disadvantaged person with reference to HDSAs.

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2015 Annual Information Form

Under the MPRDA, the concept includes any association, the majority of whose members are HDSAs as well as juristic persons if HDSAs own and control the majority of the shares and control the majority of the shareholders’ votes. The Mineral and Petroleum Resources Development Amendment Bill, 2013 to the MPRDA (the “Amendment Bill”) was approved by the Parliamentary Portfolio Committee on Mineral Resources and by the National Council of Provinces during March 2014, as well as by the national parliament during April 2014. The Amendment Bill was returned to Parliament by the President due to concerns over the constitutionality of various provisions. It is uncertain whether the Amendment Bill in its current form will be assented to, as queries have been raised regarding the administrative processes followed in passing the Amendment Bill. In the event the Amendment Bill is passed in its current form, it will, among other things, amend the term HDSA to refer to South African citizens, a category of persons or a community, disadvantaged by unfair discrimination before the Constitution came into operation which should be representative of the demographics of the country. In addition, the Amendment Bill will amend the definition of the MPRDA to include the Mining Charter, the Codes of Good Practice for the Minerals Industry (the “Mining Codes”) and the Housing and Living Conditions Standards for the Minerals Industry, 2009 (“Standards”), as discussed below. The effect of the Amendment Bill will be to give the South African Minister of Mineral Resources (the “Minister”) the authority to suspend or cancel prospecting or mining rights in the event that the holder is in breach of the Mining Charter, the Mining Codes or the Standards.

This concept and process to take legislative and other measures to redress the results of past racial discrimination against black South Africans is known in South Africa as broad-based black economic empowerment, or “BEE”. The mining industry was one of many industries identified by the South African government as requiring reform to bring about equitable benefit from South Africa’s mineral industry to all South Africans and to promote local and rural development and social upliftment of communities affected by mining.

The regulatory regime governing the South African mining industry has therefore fundamentally changed over the past decade. Legislation governing mining and BEE within the mining sector includes, among other laws, the MPRDA, the Mining Codes and the Standards pursuant to the MPRDA, the Mining Charter, the Mining Charter Scorecard and the Mining Titles Registration Act No. 16 of 1967 (as amended). The aforementioned legislation, however, is industry specific and the generic BEE regulatory framework in South Africa regulated in terms of the BEE Act, which sets outs the South African government’s policy in respect of the promotion of BEE. The BEE Act also permits the Minster of Trade and Industry to publish generic BEE Codes of Good Practice (“Generic BEE Codes”), being codes of good practice that address, among other things, the indicators to measure BEE and the weightings to be attached to such indicators.

The Generic BEE Codes were originally published in 2007 and set out seven indicators or elements in terms of which BEE compliance is measured. Each element has a scorecard in terms of which various sub-elements are set out, together with a target for compliance with each sub-element and a corresponding number of weighting points. An entity’s BEE compliance is measured in terms of each of these scorecards and the aggregate score will then determine that entity’s BEE compliance level. Independent BEE verification agencies are authorized to verify an entity’s compliance and provide it with a verification certificate which will set out its score and confirm its BEE compliance level. The seven elements of BEE compliance set out in the original Generic BEE Codes are ownership (which measures the extent to which black people own the measured entity), management control (which measures the extent to which black people form part of the board of directors and top management of the entity), employment equity (which measures the extent to which black people are employed with the various management levels of the entity), skills development (which measures the extent to which the entity has undertaken skills training for the benefit of its black employees), preferential procurement (which measures the extent to which the entity procures goods and services from BEE compliant and black-owned companies), enterprise development (which measures the extent to which the entity has contributed towards the development of black-owned or BEE compliant companies), and socio-economic development (which measures the extent to which the entity has contributed towards the economic development of black people).

The original Generic BEE Codes were amended on October 11, 2013 and such amendments became effective from May 1, 2015. Generally-speaking the amended Generic BEE Codes seek to make BEE compliance more onerous to achieve. The total number of points required to achieve certain levels of BEE compliance have been increased. The elements of management control and employment equity have been consolidated into a single element referred to only as management control, and the elements of preferential procurement and enterprise development have been consolidated into a single element referred to as supplier and enterprise development. The elements of ownership, skills development and supplier and enterprise development are classified as priority elements to which minimum thresholds of compliance attach and subjects an entity to a penalty of a reduction in its BEE compliance status by one level if the entity fails to achieve any of such minimum thresholds.

Platinum Group Metals Ltd.
2015 Annual Information Form

In addition, the BEE Act has recently been amended by The Broad-Based Black Economic Empowerment Amendment Act, No. 46 of 2013 (the “BEE Amendment Act”), which came into operation on October 24, 2014.

The provisions of the new section 3(2) set out in the BEE Amendment Act states that “in the event of any conflict between this Act and any other law in force immediately prior to the date of commencement of the Broad-Based Black Economic Empowerment Act, 2013, this Act prevails if the conflict specifically relates to a matter dealt with in this Act” (the “Trumping Provision”). The BEE Amendment Act provides that section 3(2) will come into effect one year after the date on which the President proclaims the BEE Amendment Act into law and therefore became operative on October 24, 2015. However, on October 30, 2015 the Minister of Trade and Industry exempted the DMR from applying the BEE Trumping Provision for a period of twelve months on the basis that the alignment of the Mining Charter with the BEE Act and the BEE Codes is still ongoing.

The new section 10(1)(a) set out in the BEE Amendment Act provides that “every organ of state and public entity must apply any relevant code of good practice issued in terms of this Act in determining qualification criteria for the issuing of licences, concessions or other authorizations in respect of economic activity in terms of any law”. This will require all governmental bodies to apply the Generic BEE Codes or other relevant codes of good practice when procuring goods or services or issuing licenses or other authorizations under any other laws, and to penalize fronting or misrepresentation of BEE information.

The provisions of section 3(2) and 10(1)(a) indicate that the DMR would be obliged to apply the provisions of the BEE Act and of any BEE code of good practice gazetted in terms of the BEE Act when issuing rights, permissions or permits in terms of the MPRDA in the future.

A code of good practice refers to the Generic BEE Codes or any sector-specific code of good practice which has been developed and gazetted in terms of the provisions of the BEE Act after consultation with the relevant industry stakeholders and the Department of Trade and Industry. It does not include the Mining Charter. The implications of the above provisions of the BEE Amendment Act are that unless a mining sector code is developed and gazetted, or unless a further exemption is granted by Ministers of Trade and Industry, prior to 1 November 2016, the DMR would not be entitled to apply the Mining Charter when issuing rights, permissions or permits (after commencement of the abovementioned sections of the BEE Amendment Act) and would be required to apply the Generic BEE Codes. While the target for ownership under the Generic BEE Codes is the same as in the Mining Charter i.e. 26%, the remaining elements in terms of which BEE compliance is measured are materially different from those set out in the Mining Charter. In addition, the extent of BEE compliance is determined under the Generic BEE Codes with reference to an entity’s overall score and corresponding BEE compliance level, and the Mining Charter’s scorecard does not contain the same methodology. Thus, if the Generic BEE Codes were to apply to the mining industry, it would place the industry at a disadvantage and create uncertainty. The DMR and industry bodies are aware of the implications of the Trumping Provision and are likely to address this in the near future.

The new section 10(2)(a) set out in the BEE Amendment Act provides that “the Minister may, after consultation with the relevant organ of state or public entity, exempt the organ of state or public entity from a requirement contained in subsection (1) or allow a deviation therefrom if particular objectively verifiable facts or circumstances applicable to the organ of state or public entity necessitate a deviation”. Such an exemption or deviation is required to be published in the government gazette. It seems possible but it is not certain whether the DMR could apply for such an exemption in respect of the mining industry.

Platinum Group Metals Ltd.
2015 Annual Information Form

It is important to bear in mind that none of the Mining Charter, the Mining Charter Scorecard or the Mining Codes are drafted as legislative documents. They are instruments of policy and as such are frequently ambiguous, loosely worded and difficult to interpret with precision.

The MPRDA seeks to facilitate participation by HDSAs in mining ventures. Complying with the HDSA regime is a prerequisite for being granted and maintaining prospecting and mining rights. Every application for a mining right under the MPRDA must demonstrate that the granting of such right will:

•	substantially and meaningfully expand opportunities for HDSAs, including women, to enter the mineral and petroleum industry in order to benefit from the exploitation of the nation’s mineral and petroleum resources; and

•	promote employment and advance the social and economic welfare of all South Africans.

The Mining Charter

The original mining charter was developed to give substance and guidance to the empowerment provisions under the Mining Charter, which came into effect on August 13, 2004. The Mining Charter set out a number of targets which were to be achieved by mining companies by 2009 and 2014. Among other targets, mining companies had to achieve a 15% HDSA ownership by 2009 and a 26% HDSA ownership by 2014. Ownership relates to ownership of mining assets, whether through the holding of equity, partnership, joint venture or direct holding. On July 14, 2004, the (then) Department of Minerals and Energy released a clarification document (“Clarification Document”) to provide policy guidance on the interpretation and implementation of the MPRDA and the Mining Charter. This document was intended to clarify the BEE requirements for unused mining or prospecting licenses and pending prospecting right applications. However, the Clarification Document concluded by stating that all other applications for rights not mentioned in the Clarification Document and in the custodianship of the state will be subject to a minimum of 26% BEE participation. Consequently, and as a matter of policy, the DMR required and continues to require a minimum 26% HDSA ownership for the grant of all new mining right applications.

Notwithstanding the uncertainties in BEE legislation applicable to mining companies with regard to the measurement of HDSA ownership, it is accepted practice (as confirmed in section 2.1.2 of the Mining Codes) that the so-called flow-through and modified flow-through principles are applicable to the calculation of indirectly held HDSA interests (i.e. where there is partial HDSA ownership in a corporate structure above the level of the company holding the prospecting or mining right). In terms of the flow-through principle, the level of indirect ownership, proportionally reduced to reflect partial HDSA shareholding in intermediate companies, would be calculated to determine the proportional indirect HDSA shareholding in the company holding the right. Under the modified flow-through principle, a company with more than 50% HDSA ownership (defined as a HDSA Company in the Mining Charter) may, at any one level in a corporate structure, attribute 100% HDSA ownership to that company for the purposes of applying the flow-through principle.

On September 13, 2010, the current Mining Charter came into effect setting targets (some of which remain the same as those in the previous mining charter) to be achieved by mining companies by December 31, 2014 (the implementation of which needs to be reported to the DMR by mining companies in 2015), which targets include:

•	Ownership: this entails 26% meaningful economic participation by HDSAs and 26% full shareholder rights for HDSAs. The Mining Charter refers to BEE entities as opposed to HDSA companies but retains the 26% ownership target.

•	Housing and living conditions: occupancy rate of employee accommodations of one person per room and all conversion of employee hostels must be fully achieved.

Platinum Group Metals Ltd.
2015 Annual Information Form

•	Procurement and enterprise development:

•	a minimum procurement of 40% of capital goods, 70% of services and 50% of consumer goods from BEE entities; and

•

ensure that multinational suppliers of capital goods contribute at least 0.5% of their annual income generated from local mining companies towards a fund for the purposes of socio- economic development of local communities.

•	Employment equity: 40% HDSA participation at Board level, at executive committee level, in middle management, in junior management and 40% HDSA participation within core skills.

•	Human resource development: 5% human resource development expenditure focused on HDSAs as a percentage of total annual payroll.

•	Mine community development: implementation of approved community projects. • Sustainable development and growth:

•	implementation of approved EMP measured annually against the approved plans;

•	implementation of action plans on health and safety measured annually against the approved plans; and

•	utilization of South African based research facilities for the analysis of all South African sourced mineral samples.

•

Beneficiation: contribute a percentage of additional production volume towards local beneficiation of mineral commodities in accordance with the beneficiation strategy introduced pursuant to the terms of section 26 of the MPRDA. No such strategy has yet been finalized.

•	Reporting: submission of annual reports to the DMR in respect of compliance with the Mining Charter.

The Mining Charter includes targets, measures and weightings by which mining right holders are assessed against the obligations according to the Mining Charter Scorecard. Failure of a company to meet its obligations in relation to the Mining Charter could lead to the suspension or cancellation of its New Order Rights and could have a negative impact on applications for New Order Rights.

New Order Mining and Prospecting Rights Under the MPRDA

All of the Company’s prospecting and mining rights are so-called new order rights (i.e. rights granted under the MPRDA) as opposed to old order rights, being rights granted under pre-MPRDA legislation. Under the MPRDA, mining companies operating in South Africa were required to apply for conversion of old order rights into new order prospecting and mining rights issued by the South African state in terms of the MPRDA. New order rights in respect of mining are granted for a maximum period of 30 years, with renewals of up to 30 years at a time. Prospecting rights are valid for a period of five years, with one renewal of up to three years. Furthermore, the MPRDA provides for a retention period after prospecting of up to three years with one renewal of up to two years, subject to certain conditions. The holder of a prospecting right granted under the MPRDA has the exclusive right to apply for and, subject to compliance with the requirements of the MPRDA, to be granted, a mining right in respect of the prospecting area in question.

The new order rights are transferable only with the approval of the Minister and are subject to various terms and conditions, including commencement of operations within specified periods, maintenance of continuing and active operations and compliance with work programs, social and labour plans, EMPs and empowerment requirements.

Platinum Group Metals Ltd.
2015 Annual Information Form

New order rights can be suspended or cancelled by the Minister if a holder has breached its obligations under the terms of the rights and has failed to remedy such breach after written notice of the breach from the Minister and after being given an opportunity to respond. In addition, mining rights could potentially be cancelled for non-compliance with the Mining Charter.

Resource Nationalism

The concept of resource nationalism encompasses a range of measures, such as expropriation or taxation, whereby governments increase their economic interest in corporate entities exploiting natural resources, with or without compensation. The current South African government has publically stated that it does not intend to nationalize the mining industry.

At its 53rd national conference in December 2012, the ANC debated the SIMS Report, and wholesale nationalization was rejected. It was resolved that state intervention in the economy would focus on beneficiation. Strategic minerals, which include platinum group metals, coal and iron ore, will be identified and special public policy measures may be put in place. Further state interventions could include “state ownership” through the state mining company, and mineral resource rents through the imposition of new taxes or a super-profits tax.

Environment

South Africa has a comprehensive and constantly evolving environmental regulatory framework. The Constitution entrenches the right to an environment that is not harmful to human health or well-being and imposes a duty to protect the environment for the benefit of present and future generations through reasonable legislative and other measures. The Constitution and NEMA, as well as various other related laws, grant legal standing to a wide range of people and interest groups to bring legal proceedings to enforce their environmental rights, such that claims can be made against private and public entities as well as the South African government.

Environmental impacts of mineral resource operations (including prospecting and mining of mineral resources and exploration and production of petroleum) are, at present, primarily regulated by three pieces of legislation, namely, the MPRDA, NEMA and the National Water Act No. 36 of 1998 (the “NWA”).

South African environmental law is largely permit-based and requires businesses whose operations may have an environmental impact to obtain licenses and authorizations from various governmental authorities for those operations. These typically contain conditions that may be reviewed periodically to make the environmental standards which the holder is required to meet more stringent. Environmental legislation also stipulates general compliance requirements and incorporates a “polluter pays” principle, by imposing a duty on specified parties to take reasonable measures to assess and address pollution (even that which was authorized by law). A failure to take such measures may result in governmental authorities taking measures against, and recovering costs from, a wider range of parties than the one on whom the duty primarily rests. This latter group includes a successor in title to a person or a shareholder of a company, who caused the pollution, although the potential liability of shareholders has not yet been considered by South African courts. This aspect of the law is retrospective in its application.

NEMA provides for the appointment of “Environmental Management Inspectors” (“EMIs”) and Environmental Mineral Resource Inspectors (“EMRIs”) at the Department of Environmental Affairs and DMR respectively. These EMIs and EMRIs have wide-ranging powers and can undertake both announced and unannounced inspections and investigations. These have occurred at some of South Africa’s major industrial facilities. Criminal prosecutions have been initiated and enforcement notices issued following a number of these inspections. A focus of the inspections to date by EMIs has been primarily on the cement and refinery sectors, as well as the alloy, iron and steel industry. In the previous few years, EMIs have, however, focused their attention on those industries that impact heavily on air quality, including the platinum sector.

Under NEMA, it is a criminal offence for any person unlawfully and intentionally or negligently to commit any act or omission which causes, has caused or is likely to cause significant pollution or degradation of the environment or unlawfully and intentionally or negligently commit any act or omission which detrimentally affects or is likely to affect the environment in a significant manner. A maximum fine of up to Rand 10 million and/or a prison term of up to ten years may be imposed for such an offence.

Platinum Group Metals Ltd.
2015 Annual Information Form

Directives or compliance notices can also be issued under NEMA or the MPRDA for the temporary or permanent shut down of facilities at a mining operation or the entire mining operation. Directors and certain employees can also be held criminally liable in their personal capacity under NEMA.

The environmental regulation of mining is under transition. When the transition is complete, NEMA will be the primary environmental legislation regulating mining and not the MPRDA. Due to this transition, the majority of the MPRDA's environmental regulation provisions were deleted ("Pre MPRDA Amendment Act Environmental Provisions") and the National Environmental Management Laws Amendment Act, No. 25 of 2014 ("NEMLAA") has introduced specific provisions regulating mining into NEMA. The Minister of Mineral Resources will however retain the bulk of his environmental regulation competencies under the NEMLAA's amendments, to be undertaken in accordance with NEMA. This creates some gaps, as not all of the necessary amendments have yet commenced under the MPRDA or necessary regulations published under NEMA.

Under the Pre MPRDA Amendment Act Environmental Provisions, before 8 December 2014, Environmental Management Plans and Programmes ("EMPlan" and "EMP") were required to be approved by the relevant delegated authority at the DMR before a prospecting right or mining right respectively became effective.

This position changed on 8 December 2014 when the 2015 EIA Regulations commenced under NEMA, replacing the 2010 EIA Regulations. Activities that commenced after this date required an environmental authorisation, as do associated infrastructure, structures and earthworks directly related to the prospecting and extraction of a mineral resource. The 2015 EIA, as well as the repealed EIA Regulations published in 2006 and 2010, also regulate activities over certain thresholds that are incidental to mining, such as vegetation clearance, road construction, construction of facilities in proximity to a watercourse and storage of dangerous goods.

There are presently no provisions in force in the MPRDA or NEMA regarding pending EMP/EMPlan applications and pending applications for amendments of such EMP/EMPlans. Certain 2013 amendments to the MPRDA (following the implementation of the Mineral and Petroleum Resources Development Act No. 49 of 2008 ("MPRDA Amendment Act, 2008")) introduced various transitional arrangements. Such provisions, however, have also not yet commenced. The 2013 amendments provide that an EMP or EMPlan approved under the MPRDA before and at the time of the NEMA 2008 Amendment Act coming into force will be deemed to have been approved and an environmental authorisation issued in terms of NEMA. The Amendment Bill proposes the inclusion of an additional section, whereby all pending applications lodged under the MPRDA before the NEMLAA came into force would be processed under the MPRDA, as if the NEMLAA is not in operation. The Amendment Bill also amends MPRDA Amendment Act, 2008's transitional provisions to correct the incorrect reference of the NEMA 2008 Amendment Act to the NEMLAA. The Amendment Bill is not, however, anticipated to be enacted into law in the near future and these gaps will remain.

NEMA listed activities also require an environmental authorisation before being undertaken and no person may commence such an activity unless the competent authority has granted an environmental authorisation. It is a criminal offence to commence such an activity without the required environmental authorisation. A person who has commenced such an activity without an environmental authorisation may apply for rectification of this state of affairs.

Under the NWA, water cannot be owned, but is instead held in trust for the people of South Africa under the State’s custodianship. An authorization is required to undertake certain water uses specified in the NWA. This includes water storage, abstraction, disposal of waste water into the environment, dewatering a mine; and impacting on watercourse. Generally, large scale water users, such as mines, are required to either apply for water use licenses or, in certain cases, only to register water uses. In certain instances an entity may continue with a water use that was conducted lawfully under the predecessor to the NWA, the Water Act, No. 54 of 1956, without the requirement for a water use license. Use without authorization may be considered unlawful. Regulations published under the NWA regulate water use in relation to mining activities, providing for limitations on the location of mining infrastructure and requirements for separation of dirty and clean water systems. If a water use or water management is deemed unlawful, the Department of Water and Sanitation (“DWS”) may issue administrative directives to enforce the NWA’s provisions and criminal proceedings can also be instituted. Penalties for offenses include a maximum fine and/or imprisonment of Rand 200,000 and five years, respectively. Upon a second conviction, the maximum fine and/or imprisonment are Rand 400,000 and ten years, respectively. While significant progress has been made by the DWS in processing pending water use licenses, a backlog remains.

Platinum Group Metals Ltd.
2015 Annual Information Form

The National Environmental Management Air Quality Act No. 39 of 2004 (“AQA”) regulates air pollution in South Africa and prohibits the undertaking of activities listed under AQA, including certain mining related and processing activities, without an Atmospheric Emission License. Minimum emission standards have been set for each listed activity. Facilities that were operational before these regulations came into force were afforded a "grace period" within which to comply with the more stringent air emission standards contained in the regulations until 2015. Such facilities will need to comply with even more stringent air emission standards from 2020. If a facility does not comply with the 2015 air emission standards, upgrading of the facilities will be necessary in the short term. Additional upgrades may also be required before 2020 to comply with the 2020 air emission standards. Alternatively an application to postpone the time period for compliance with air emission standards may be possible but the grant of any postponement cannot be guaranteed.

The Waste Act regulates the storage, treatment and disposal of waste, among other things, including waste generated by the mining sector. The provisions of the Waste Act are also relevant generally to the Company’s operations. Waste management licences are required for certain waste management activities, dependent on certain thresholds in relation to the waste. Under recent amendments to Regulations published under the Waste Act, waste management licenses are no longer required for waste storage however such activities must comply with certain norms and standards. Residue stockpiles and deposits relating to prospecting, mining, exploration or production activities regulated under the MPRDA were previously exempt from the Waste Act. This has been changed by recent amendments under the NEMLAA and waste management licenses will now be required from the Minister for residue stockpiles and deposits from September 2, 2014, if they constitute “waste” and if they fall above the thresholds for which a waste management license is required, unless an entity “lawfully conducted” these activities prior to September 2, 2014.

Both the MPRDA and NEMA have provisions regulating rehabilitation and closure, which are not entirely consistent. The MPRDA provides that a mineral right holder remains liable for any environmental liability, pollution, ecological degradation, the pumping and treatment of extraneous water, compliance to the conditions of the environmental authorisation and the management and sustainable closure of a mine, until the Minister of Mineral Resources has issued a closure certificate ("Rehabilitation and Closure Liability"). NEMA provides that a mineral right holder remains responsible for Rehabilitation and Closure Liability notwithstanding the issue of a closure certificate.

When the Minister issues a closure certificate, he may retain any portion of such financial provision for latent and residual safety, health or environmental impact which may become known in the future.

The Pre-MPRDA Amendment Act Environmental Provisions required that financial provision for environment rehabilitation and closure costs must be provided by an applicant for a mineral right prior to the approval of an EMP or EMPlan. NEMA now requires that this financial provision must be made prior to the issuing of an environmental authorisation under NEMA.

A mining or prospecting right can be cancelled under the MPRDA if there is non-compliance with environmental legislation.

In April 2012, Maseve posted an environmental rehabilitation guarantee of Rand 58.5 million (approximately $7.56 million at the time) as a requirement of Maseve’s mining right application. In October 2012, Maseve entered into an agreement with a third party insurer whereby a bond would be posted to the credit of the DMR against the Company’s Rand 58.5 million environmental guarantee for its Mining Right and the Company’s posted guarantee would be released back to the Company. The process was completed in fiscal 2013 and the posted guarantee has been returned to the Company. As a term of the agreement with the third party insurer, in October 2012, Maseve posted Rand 12 million on deposit with the Standard Bank of South Africa against its environmental guarantee obligation and will make further annual deposits of approximately Rand 12 million per annum until the full amount of the environmental guarantee is returned and the third party arrangement will be wound up or renewed at Maseve’s election. Interest on deposits will accrue to Maseve and Maseve will pay an annual fee of approximately Rand 600,000 to the insurer.

Platinum Group Metals Ltd.
2015 Annual Information Form

Mine Safety

Mine safety in South Africa is governed by the MHSA, which is enforced by the Inspectorate of Mine Health and Safety, a part of the DMR. The reporting provisions of the MHSA are aligned with the International Labour Organization’s Code of Practice on Recording and Notification of Occupational Accidents and Diseases. Under the MHSA, the Company is obligated, among other things, to ensure, as far as reasonably practicable, that the Company’s mines are designed, constructed and equipped to provide conditions for safe operation and a healthy working environment and the mines are commissioned, operated, maintained and decommissioned in such a way that employees can perform their work without endangering their health and safety or that of any other person. The Company is also obliged to ensure, as far as reasonably practicable, that persons who are not employees, but who may be directly affected by the Company’s mining activities are not exposed to any hazards relating to their health and safety. The MHSA also permits mine inspectors to issue safety compliance notices to mines under section 55 of the MHSA and, should the inspectors feel that the action is warranted, to temporarily close part or all of the operations under powers conferred by section 54 of the MHSA, pending compliance with the directives issued under the compliance notice.

An employer who has been instructed to temporarily close a mine or any part thereof in a section 54 notice has the remedy of approaching the Labour Court for urgent relief to suspend the operation of the section 54 notice until a review application to set aside that notice is determined by the Labour Court.

The Mine Health and Safety Amendment Act, No. 74 of 2008, which came into effect on May 30, 2009, criminalizes violations of the MHSA, increases the maximum fines to Rand 1 million per occurrence and creates the possibility that mining licenses could be revoked for continued safety violations. A number of guidelines on the implementation of mandatory codes of practice under sections 9(2) and 9(3) of the MHSA have been issued by the Chief Inspector of Mines and govern the provision of personal protective equipment for women in the SA Mining Industry; trackless mobile machines; cyanide management; underground rail bound equipment; conveyor belt installation for transport of mineral, material or personnel; and risk-based fatigue management.

Royalty Payments

The Royalty Act, imposes a royalty on the first transfer of refined or unrefined minerals, payable to the state, calculated on the actual or deemed gross sales amount at the statutorily determined saleable condition (i.e. whether the mineral is in a refined or unrefined condition as determined in accordance with Schedule 1 and 2, respectively, of the Royalty Act).

The royalty rate in respect of refined minerals is calculated by dividing earnings before interest and taxes, or “EBIT” (as defined for purposes of the Royalty Act), by the product of 12.5 times gross revenue, calculated as a percentage, plus an additional 0.5% . EBIT refers to the taxable mining income of the holder of the right (with certain exceptions such as no deduction for interest payable and foreign exchange losses) before assessed losses but after capital expenditure. There is also an arm’s length adjustment, where applicable. A maximum royalty rate of 5% of revenue applies to refined minerals.

The royalty rate in respect of unrefined minerals is calculated by dividing EBIT by the product of nine times gross revenue, calculated as a percentage, plus an additional 0.5% . A maximum royalty rate of 7% applies to unrefined minerals.

Mining Taxation Review

In the 2013 Budget Speech, the Minister of Finance announced that the mineral and petroleum royalty regime has broadened the South African tax base and allowed for increased revenue during periods of high commodity prices, while providing relief to marginal mines when commodity prices and profitability are low. The broader review of the South African tax system will consider whether this approach is sufficiently robust and assess what the most appropriate mining tax regime is to ensure that South Africa remains a competitive investment destination.

Platinum Group Metals Ltd.
2015 Annual Information Form

To give effect to announcements made by the Minister of Finance in his 2013 budget speech, the Davis Tax Committee was established to assess South Africa’s tax policy framework and its role in supporting the objectives of inclusive growth, employment, development and fiscal sustainability. The Terms of Reference of the Davis Tax Committee includes a review of the current mining tax regime. The Davis Tax Committee submitted its First Interim Report on Mining on 1 July 2015 and made various recommendations, including that:

•

the mining corporate income tax regime be aligned with the tax system applicable to other taxpaying sectors generally, leaving the royalty system to respond to the non-renewable nature of mineral resources; and

•

the upfront capital expenditure write-off regime be discontinued and replaced with an accelerated capital expenditure depreciation regime in parity with the write-off periods provided for in respect of manufacturing assets.

Exchange Control

South African law provides for Exchange Control which, among other things, regulates the flow of capital from the Common Monetary Area of South Africa, Lesotho and Swaziland (“CMA”). The Currency and Exchanges Act, No. 9 of 1933 empowers the President of South Africa to make regulations in regard to any matter directly or indirectly relating to currency, banking or exchanges. The Minister of Finance is responsible for all matters regarding exchange control policy, and certain of these powers and functions have been delegated to the South African Reserve Bank, more specifically the Financial Surveillance Department.

The Exchange Control Regulations, which are administered by the Financial Surveillance Department are applied throughout the CMA and regulate transactions involving South African exchange control residents, including companies. The basic purpose of the Exchange Control Regulations is to mitigate the negative effects caused by a decline of foreign capital reserves in South Africa, which may result in the devaluation of the Rand against other currencies. It is the stated objective of the authorities to achieve equality of treatment between residents and non-residents for exchange control purposes as it relates to inflows and outflows of capital. While the South African government has relaxed exchange controls in recent years, the Company expects current exchange controls to remain in place for the foreseeable future.

The Company is subject to various forms of such controls. The Company is generally not permitted to export capital from South Africa, hold foreign currency, incur indebtedness denominated in foreign currencies or acquire an interest in a foreign venture without the approval of the relevant South African exchange control authorities.

However, there are no exchange control restrictions between the members of the CMA as they form a single exchange control territory. Lesotho, Namibia and Swaziland have their own exchange control authorities as well as their own acts or regulations and rulings but in terms of the Common Monetary Area Agreement, their application must be at least as strict as that of South Africa. Accordingly the Company will not require the approval of the Financial Surveillance Department for investments and transfers of funds from South Africa to other CMA countries.

Carbon Tax/Climate Change Policies

After having published a number of papers on the introduction of a carbon tax, the South African government released the draft Carbon Tax Bill in November 2015 for comment by interested parties. Greenhouse gas emissions from the combustion of fossil fuels, fugitive emissions in respect of commodities, fuel or technology, and greenhouse gas emissions from industrial processes and product use will be subject to a carbon tax. During the first phase of implementation (ending 2020), it is proposed that the emission of greenhouse gasses be taxed at R120 per tonne of the carbon dioxide equivalent of the greenhouse gas emitted, which rate is expected to increase by 10% per annum. Emission factors will be used in order to calculate the carbon dioxide equivalent of the greenhouse gasses emitted. Various allowances will be available for taxpayers to reduce their final carbon tax liability by up to a maximum of 95%. The Minister of Environmental Affairs will publish a notice indicating which activities will render a person liable for the carbon tax. The agricultural, forestry and waste sectors will initially be excluded. The rate and allowances will be reviewed for the second phase of implementation (after 2020). It is expected that the final legislation will come into operation on 1 January 2017.

Platinum Group Metals Ltd.
2015 Annual Information Form

In May 2013, the South African government released the Carbon Tax Policy Paper which serves as an update to the Carbon Tax Discussion Paper on the introduction of a carbon-pricing mechanism in South Africa with the aim of reducing the emission of greenhouse gases. Currently, the Carbon Tax Policy Paper proposes that the carbon tax be implemented in accordance with a phased approach. The first phase will be for five years, effective from January 1, 2016 to December 31, 2020. During the first phase, it is proposed that carbon tax be introduced at Rand 120 per ton of carbon dioxide equivalent, increasing at 10% per annum. Further, 60% of emissions would initially be tax exempt. When the tax free thresholds are taken into account, the effective tax rate will range between Rand 12 and Rand 48 per ton of carbon dioxide equivalent.

The second phase for the implementation of the carbon tax will be for another 5 years from 2020 to 2025.

To date, the South African government has not issued any further updates on the status of the Carbon Tax Policy Paper. During April 2014 the South African Government issued a Carbon Offset Paper for public comment. The Carbon Offset Paper gives effect to the 2014 Budget Review that noted, along with carbon tax, that it is proposed that a carbon offset scheme is introduced to complement the policy package to address climate change and protect households and businesses.

South African Companies Act

The Company’s South African subsidiaries are subject to the South African Companies Act, No. 71 of 2008 (“Companies Act”) which came into force on May 1, 2011. The aim of the Companies Act is to modernize company law in South Africa so that it is comparable with leading jurisdictions around the world.

The Companies Act has introduced numerous new legal concepts into South African company law, and there are therefore some areas of uncertainty in the application and implementation of the Companies Act in these early stages of its existence. Various compliance obligations have been brought about for companies and their boards, including a requirement to ensure that a company’s constitutional documents are aligned with the Companies Act, and that any shareholders’ agreements that are in place are aligned with the company’s memorandum of incorporation and the Companies Act. There was essentially a two-year “grace period” for such alignment process to take place, in that, subject to certain exceptions, for two years after the commencement date of the Companies Act (May 1, 2011), a pre-existing company’s shareholders’ agreement and/or constitutional documents would have prevailed in the case of any inconsistency with the Companies Act. The position currently, after the lapse of the grace period, is that a company’s memorandum of incorporation prevails over the shareholders agreement and the Companies Act in turn prevails over both. Although not peremptory, the Company has registered new memoranda of incorporation for the Company’s South African subsidiaries.

The Companies Act also requires that certain categories of companies have in place certain committees, namely audit committees (for all public and state owned companies) and social and ethics committees (for all listed public companies and state owned companies as well as other companies that reach a certain “public interest score” in terms of the Companies Regulations, 2011). The “public interest score” takes into account the number of shareholders and employees of the company, as well as the amount of the company’s debt and annual turnover.

Failure to comply with the Companies Act can lead to compliance notices being issued by the CIPC, administrative fines and civil liability for damages caused by non-compliance. The Company’s South African subsidiaries may also be liable under the Companies Act to “any” other person for any loss or damage suffered by that person as a result of the Company’s subsidiary’s non-compliance with the Companies Act.

The Companies Act extends shareholders’ rights and recourse against companies and directors. Also, directors, prescribed officers and committee members will now face more extensive and stricter grounds for personal liability for their actions in carrying out their functions within the company than was the case under the previous regime. The Companies Act introduces class action suits against companies, directors and company officers by persons whose rights are affected by the company. Companies will thus face a greater risk of litigation and the costs thereof. Minority shareholders’ rights in the context of mergers and other fundamental transactions have also been increased substantially, such as the introduction of appraisal rights and the ability to set aside and review special resolutions approving such transactions. This could result in the hindrance of such transactions.

Platinum Group Metals Ltd.
2015 Annual Information Form

The Companies Act has also introduced fairly extensive regulation of financial assistance given among related and inter related companies, in that there must be shareholder approval, compliance with solvency and liquidity tests, and fairness and reasonableness in relation to such financial assistance. This for instance affects intra group loan and security arrangements, as well transactions with third parties where guarantees or other security within a group of companies is given. This affects financial assistance given by South African companies, and would accordingly affect financial assistance given by South African companies to non-South African related entities.

The Companies Act prohibits companies from creating any further par value shares. If a company wishes to increase its share capital, it will have to convert all of its pre-existing par value shares into shares of no par value. The revenue authorities have issued a ruling with respect to the tax treatment of such conversions to the effect that such conversions shall not be viewed as “disposals”. This may become relevant in respect of the Company’s South African subsidiaries should their share capital be required to be increased at any stage for whatever reason.

An important innovation of the Companies Act is that of business rescue, which is modelled to some extent on the United States “Chapter 11” bankruptcy procedures. Business rescue is a largely non-judicial, commercial process that aims to rescue a financially distressed company and maximize the likelihood of the company’s continued existence on a solvent basis.

Companies in South Africa can be deregistered if they fail to timeously lodge their annual returns. This means that the company ceases to exist as a separate juristic person, and that all of its rights and assets devolve to the state by operation of law. A company’s registration can be reinstated by application either to the CIPC or the High Court. Currently, under the Companies Act there is uncertainty in the case-law around the exact legal consequences of such reinstatement and whether the rights and assets automatically re-vest, with retrospective effect, in the company. The Company ensures that at all times the requisite filings and returns of its South African subsidiaries with CIPC are up-to-date and thereby ensures that such subsidiaries are not deregistered.

Land Use

While national and provincial laws and policies exist and may be developed for land use planning (including the Spatial Planning and Land Use Management Act, No. 16 of 2013, which has been assented to but is not yet in force), municipalities are constitutionally empowered to regulate the effective administration of land use planning within their respective jurisdictions. Land use regulation is primarily implemented through restrictive conditions of title registered against the title deeds of properties, zoning schemes which determine and administer land use rights and the restrictions on such rights. The zoning schemes reflect all permissible land use rights on properties within the municipality’s area of jurisdiction. Deviations from the zoning scheme are only permissible upon application for the necessary departure, land use consent or re-zoning application as regulated by the applicable scheme.

While previously it was in dispute whether municipal planning had the power to regulate mining activities, April 2012 Constitutional Court judgments in the cases of Maccsand (Proprietary) Limited v City of Cape Town and Others and Minister for Mineral Resources v Swartland Municipality and others confirmed that town planning approvals and consents are required for mining activities. A High Court decision has indicated that such consents will likewise be required for prospecting activities. The effect of these judgments is that all mining and prospecting operations need to be conducted on land which is appropriately zoned for mining or prospecting. Mining companies run the risk of being interdicted from continuing with their operations pending a re-zoning if the land on which they are operating is not appropriately zoned. The practical implications of complying with these judgments are numerous. These include that there may be different land uses on one property, particularly where only prospecting is taking place. These implications will need to be considered further by the Company’s operations. This is further complicated by the fact that there are several provincial land use planning laws for different provinces.

Platinum Group Metals Ltd.
2015 Annual Information Form

In addition to statutory controls, certain private law rights may also impact on land use planning in general. Zoning schemes are subject to the real rights created by restrictive conditions of title. The implication is that if zoning schemes permit a land use which is prohibited by a restrictive condition of title, such condition will first have to be removed in terms of the relevant legislation (Removal of Restrictions Act, No. 84 of 1967). Servitudes may also impact on land use planning, for instance servitudes registered in respect of infrastructure. Contravention of these real rights may result in a demolition order being granted in respect of unlawful development.

Another aspect which requires consideration is who should apply for such re-zoning. Although land owners would typically be the applicant, the Company’s operations are not always conducted on land which the Company owns. Accordingly, the Company has been required to request amendments to zoning schemes in municipalities in which the Company intends to prospect or mine and has obtained rezoning permission in regard to Project 1.

Dealing in precious metals

All operations which acquire, refine, beneficiate, possess or dispose of gold, any metals of the platinum group, or any ores of such metals, are required to obtain authorisations to do so under the Precious Metals Act No. 37 of 2007. These authorisations include metal beneficiation licences, refining licences and precious metals export approvals. Applications for such authorisations must be made to the South African Diamond and Precious Metals Regulator. Refining licences can be issued for up to 30 years, whilst precious metals beneficiation licences can be issued for periods of up to ten years. The issue of certain licences under the Precious Metals Act requires that the applicant be complaint with the BEE provisions of the Mining Charter.

Land Claims

Under the Land Claims Act, as amended, any person who was dispossessed of rights in land in South Africa after June 19, 1913 as a result of past racially discriminatory laws or practices without payment of just and equitable compensation is granted certain remedies and is entitled to redress. Under the Land Claims Act, persons entitled to institute a land claim were required to lodge their claims by December 31, 1998.

The Land Claims Act also entitles the South African Minister of Rural Development and Land Reform to acquire ownership of land by way of expropriation either for claimants who are entitled to restitution of land, or, in respect of land over which no claim has been lodged but the acquisition of which is directly related to or affected by such claim, will promote restitution of land to claimants or alternative relief. Expropriation would be subject to provisions of legislation and the Constitution, which provide, in general, for just and equitable compensation.

The South African Minister of Rural Development and Land Reform may not, however, restore land to a claimant without a court order or an agreement being reached between the affected parties for the purposes of achieving restitution.

The Restitution Amendment Act took effect on July 1, 2014. The Restitution Amendment Act introduced significant amendments to the Land Claims Act, most notably allowing for land claims by persons previously disposed of land under apartheid laws to again be submitted, despite the previous cut-of date having expired approximately 15 years ago. The new period for lodging claims will be until June 30, 2019, which may arguably create a possible resurgence of new restitution claims.

Platinum Group Metals Ltd.
2015 Annual Information Form

In order to substantiate a claim for restitution, a person is required to demonstrate that:

•	he/she is a person or it is a deceased estate dispossessed of a right in land after June 19, 1913, as a result of past racially discriminatory laws or practices;

•

he/she is the direct descendant of a person referred to above who has died without lodging a claim and has no ascendant who: (i) is a direct descendant of a person referred to above and (ii) has lodged a claim for the restitution of a right in land; or

•	it is a community or part of a community dispossessed of a right in land after June 19, 1913, as a result of past racially discriminatory laws or practices.

Under the Land Claims Act a successful claimant may be granted either return of the dispossessed land (referred to as “restoration”) or equitable redress (which includes the granting of an appropriate right in alternative state-owned land; or payment of compensation). If restoration is claimed, the Land Claims Act requires, inter alia, the feasibility of such restoration to be considered. Under recent case law, restoration of land may only be given in circumstances where a claimant can use the land productively, with the feasibility of restoration being dependent on the costs.

The procedure for lodging a land claim is that a claim must be lodged with the Land Claims Commissioner. The land claim will then be investigated by the Land Claims Commissioner, after which the claim will be published in the Government Gazette and in the media circulating nationally and in the relevant province. The Land Claims Act provides that, if at any stage during the course of the investigation of a land claim, it becomes evident that:

•	there are two or more competing claims in respect of the same land (whether by communities or otherwise); or

•	the land that is subject to the claim is not state-owned land, and the owner or holder of rights in such land is opposed to the claim; or

•	there is any other issue which might usefully be resolved through mediation and negotiation,

the Chief Land Claims Commissioner may direct the parties concerned to attempt to settle their dispute through mediation or negotiation. It further provides that if, upon completion of an investigation of a land claim, it is agreed that it is not possible to settle the claim by mediation or negotiation, the claim may be referred to the Land Claims Court for final determination.

Beneficiation

The beneficiation of mineral resources in South Africa is regulated by three main pieces of legislation, namely the MPRDA, through section 26 thereof, the Precious Metals Act, No. 37 of 2005 and the Diamonds Act, No. 58 of 1986 (as amended).

In addition to the legislative framework aimed at promoting local beneficiation of minerals, the DMR has developed and adopted a beneficiation strategy which identifies value chains for the purpose of beneficiation of certain minerals in South Africa (which is also in line with the developmental goals set-out in the National Development Plan adopted by the South African government). The Mining Charter (as discussed above) also includes an incentive for mining companies to offset the value of the level of beneficiation achieved by the company against a portion of its HDSA ownership requirement, not exceeding 11%, in an effort to promote local beneficiation.

The legislation at the center of the initiation or promotion of beneficiation of mineral resources is the MPRDA. Section 26 of the MPRDA regulates the Minister’s power to initiate and promote beneficiation of minerals in South Africa. The term ‘beneficiation’ was not defined by the MPRDA. The MPRDA Amendment Act, 2008introduced a definition for beneficiation, which will again be amended by the Amendment Bill. The Amendment Bill defines beneficiation as, "the transformation, value addition or downstream beneficiation of a mineral and petroleum resource (or a combination of minerals) to a higher value product, over baselines to be determined by the Minister, which can either be consumed locally or exported". As the section currently reads, the Minister may prescribe levels of beneficiation of a particular mineral should he establish, on advice from the Minerals and Mining Board and consulting with the Minister of Trade and Industry, that a particular mineral can be beneficiated economically in South Africa. Further, a person who intends to beneficiate any minerals mined in South Africa, outside of the country may only do so with the written consent of and in consultation with the Minister.

Platinum Group Metals Ltd.
2015 Annual Information Form

The Amendment Bill, if signed into law in its present form, will radically amend the current provisions of section 26. The Amendment Bill will oblige the Minister to initiate the downstream beneficiation of minerals or mineral products in South Africa by designating certain minerals or mineral products for local beneficiation. The Amendment Bill refers to both “designated minerals” and “strategic minerals”, however only the definition of “designated minerals” is used in the body of the Amendment Bill. The term “designated minerals” is used in the context of the promotion of local beneficiation of minerals or mineral products in South Africa at prescribed levels in terms of section 26. It is not clear how the term “strategic minerals” differs from “designated minerals”, or in what context the Minister will be able to declare a mineral as a “strategic mineral”.

The Amendment Bill provides that the Minister must, in consultation with Ministers of other national government departments, designate certain minerals or mineral products for local beneficiation. However before declaring a mineral or mineral product as a designated mineral for local beneficiation, the Minister must take into consideration the national developmental imperatives (such as macro-economic stability, energy security, industrialization, food security and infrastructure development) of South Africa and the advice of the Ministerial Council as contemplated by the new section 56B of the Amendment Bill. Once the Minister deems a mineral or mineral product to constitute a designated mineral for local beneficiation after completing the aforesaid process, the Minister must designate such mineral or mineral product in the Government Gazette as a “designated mineral” and further indicate that:

•	the conditions required to ensure security of supply of the mineral or mineral product;

•	the percentage of the mineral or mineral product which must be offered to local beneficiators; and

•	the prescribed quality, quantity and timelines at duration which the mineral must be made available.

It would appear from section 26(2B) of the Amendment Bill that there is no obligation on the producer or mining company to make available the designated mineral or mineral product at a price determined by the Minister. However the producer might require Ministerial consent to sell the mineral or mineral product on the export market. This uncertainty will need to be clarified by regulation or by conditions imposed by the Minister in respect of a designated mineral. There is however a risk that delays caused by this approval process could further deter investment in the Company as investors might be cautious to investing in the development of a mineral which could potentially be restricted from export.

Labour Relations Act

The Constitution gives every person the right to fair labour practices. The Labour Relations Act, No. 66 of 1995 (“LRA”) is the principal legislation that gives effect to the framework in which employees, employers and industrial relations at an individual and collective level are regulated. As a premise the LRA regulates the manner in which employees, employers, trade unions and employer’s organizations interact and engage with one another in the work place. This includes processes related to collective bargaining, wage determination, determination of terms and conditions of employment, the formulation of industrial policy and employee participation in the decision-making processes.

The LRA framework holistically is geared at the protection of employee and employer rights through various structures. Principally the LRA allows for the creation of trade unions and employer’s organizations. The extent of entitlement of the trade union is subject to the size of its membership base. Depending on the number of employees who are members of the trade union, the trade union will be allowed access to the workplace, representation at the workplace, to have meetings at the workplace and to access to information concerned with the employment of the employees. To be entitled to enter into collective agreements with the employer, the trade union must have as its members the majority of the employees at the workplace. The LRA endorses a co-operative approach whereby two or more trade unions can aggregate their membership for the purposes of achieving majority status in a collective bargaining unit or forum.

Platinum Group Metals Ltd.
2015 Annual Information Form

Collective agreements entered into between the trade union and the employer will bind all employees employed by the employer, regardless of their trade union affiliations, for the whole period of the agreement. The LRA does not provide for a statutory duty to bargain collectively or otherwise, and therefore such conduct is purely a voluntary decision.

At a greater level the LRA allows for the creation of bargaining and statutory councils. Such councils can be established both for more than one registered trade union or employer’s organization. Such councils will be established per sector or area. Councils in this regard will, amongst others, be entitled to conclude collective agreements and to engage in the resolution of disputes.

If a dispute between the employer and employee arises the LRA clearly delineates the lawful context in which this may occur. As a premise the LRA strictly stipulates and regulates the requirements for a lawful strike, lockout or picketing. In this regard the LRA expressly identifies who is allowed to engage in industrial action of this nature, which processes must be followed and for which purposes employees and employers may engage in such industrial action. Should the industrial action require the parties to engage in a process of consultation and negotiation, the LRA also prescribes the procedures to be followed.

If the conduct of the parties, for whatever reason, result in the dismissal of employees the LRA establishes the Commission for Conciliation, Mediation and Arbitration (“CCMA”) as a principal forum for the resolution of disputes resulting from the dismissal. The LRA defines unlawful dismissals as being either automatically or not automatically unfair. The type of dismissal will depend on the nature thereof and the prevailing circumstances at the time of dismissal, an example being dismissals arising from operational requirements.

A process of mediation and conciliation is pre-emptory in this regard. Should the dispute remain unresolved, parties will be required to enter into a process of arbitration, and the award made by the Commissioner would be final.

Employment Equity Act

Subject to recent amendments to the Employment Equity Act, No. 55 of 1998 (“EEA”) it is imperative that regard must be had of the necessity to remunerate employees equally based on the principle of equal pay for work of equal value. Work will be identified as of equal value when the work done by the employee is the same, substantially the same or of equal value when compared to an appropriate comparator.

To determine whether differentiation between employees occurs, the EEA identifies 22 listed grounds upon which an employer could potentially differentiate between employees. Differentiation in this regard is presumed to be unfair discrimination between employees. The EEA furthermore identifies an “arbitrary ground” of differentiation as a ground upon which unfair discrimination can take place.

Should an employer be guilty of not remunerating employees equally based on the principle of equal pay for work of equal value, discriminating against an employee on a listed ground, or of sexual harassment, the EEA also identifies the CCMA as the forum of first instance to resolve the dispute through a process of conciliation. Should the dispute remain unresolved after conciliation, the matter may either be referred to the Labour Court for adjudication, or remain with the CCMA for arbitration if the requirements imposed by the EEA are met.

RISK FACTORS

The Company’s securities should be considered a highly speculative investment due to the nature of the Company’s business and present stage of exploration and development of its mineral properties. Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits, which, though present, are insufficient in quantity or quality to return a profit from production. Investors should carefully consider all of the information disclosed in the Company’s Canadian and U.S. regulatory filings prior to making an investment in the Company. Without limiting the foregoing, the following risk factors should be given special consideration when evaluating an investment in the Company’s securities. Additional risks not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company’s operations.

Platinum Group Metals Ltd.
2015 Annual Information Form

Risks Relating to the Company

The Africa Wide dilution may have a material adverse effect on the Company’s business and results of operations.

Under the terms of the Maseve Shareholders Agreement, the board of directors of Maseve may make cash calls on PTM RSA and Africa Wide. Africa Wide declined to fund its share of cash calls in October 2013 and in March 2014. As a result of the first missed cash call, the Company entered into arbitration proceedings against Africa Wide to determine the extent of the dilution of Africa Wide’s interest in Maseve, in accordance with the terms of the Maseve Shareholders Agreement. On August 20, 2014, an arbitrator determined that Africa Wide’s shareholding in Maseve would be reduced to 21.2766% . Based on the arbitration award, Africa Wide has been further diluted to approximately 17.1% as a result of Africa Wide’s failure to fund the second cash call and therefore the Company’s shareholding in Maseve has increased to approximately 82.9% . In addition, as a result of the transactions explained under the risk factor “The failure to maintain or increase equity participation by HDSAs in the Company’s prospecting and mining operations could adversely affect the Company’s ability to maintain its prospecting and mining rights,” there is no guarantee the DMR would recognize Africa Wide as a qualified BEE entity. To comply with the Mining Charter, Maseve must demonstrate 26% ownership by a qualified BEE entity in order to maintain the Mining Right in good standing. If the Company is required to increase Maseve’s HDSA ownership by the DMR, the Company would need to reach an agreement with another qualified BEE entity and, failing that, the Company may face possible suspension or cancellation of its mining rights under a process governed by section 47 of the MPRDA.

The failure of the Company or its joint venture partners to fund their pro-rata share of funds under the respective joint ventures may have a material adverse effect on the Company’s business and results of operations.

The Company, through its subsidiaries, participates in joint ventures with various partners. In particular, PTM RSA, Africa Wide and Maseve are parties to the Maseve Shareholders Agreement related to the exploration and development of Project 1 and Project 3. On October 18, 2013, Africa Wide advised the Company that it would not be funding its approximately US$21.8 million share of a six-month budget and cash call unanimously approved by the board of directors of Maseve. On March 3, 2014, Africa Wide advised the Company that it would not be funding its approximately US$21.52 million share of a second cash call. As a result of Africa Wide’s decision to not fund its cash calls, a procurement freeze was implemented on Project 1 for approximately 12 weeks from late 2013 into 2014, which resulted in delays to the acquisition and procurement of various goods and services, delaying mill and surface infrastructure construction. Any failure by PTM RSA, Africa Wide or any future shareholder under the Maseve Shareholders Agreement to contribute its pro-rata share of a cash call would result in dilution of that party’s interest in proportion to the shortfall, and could have a material adverse effect on the Company as discussed above.

PTM RSA, the Company (as guarantor of PTM RSA), Mnombo and JOGMEC are parties to the JOGMEC Agreement, as amended, which governs the joint venture in respect of the Waterberg JV Project. Under the JOGMEC Agreement, PTM RSA, Mnombo and JOGMEC may elect to fund programs that have been approved by a management committee composed of a representative of each of the three joint venture partners, provided that voting power for each representative is proportional to the respective joint venture partner’s interest. In the event that PTM RSA, Mnombo or JOGMEC fails to contribute its respective pro-rata share of program costs after electing to fund a program, or twice elects not to fund a program, then its respective participating interest in the joint venture will be diluted in proportion to the shortfall. If the interest of one or more of the partners is reduced to less than 10%, or if one or more of the partners elects not to fund a program to achieve commercial production, then the diluted partner’s or partners’ interest will be deemed transferred to the remaining partner(s) and such diluted partner(s) will be entitled to a 1.0% NSR royalty in the aggregate. Thus, if only one partner is diluted below 10%, it will receive the entire 1.0% NSR royalty, but if two or more partners are each diluted below 10%, then they will share the 1.0% NSR royalty. To date, the Company has funded Mnombo’s 26% share of the work on the Waterberg JV Project. If the Company ceases to fund Mnombo’s share of the work for the Waterberg JV Project, Mnombo may be required to obtain funding from alternative sources, which may not be available on favorable terms, or at all. If Mnombo is unable to fund its share of such work, this may delay project expenditures and may result in dilution of Mnombo’s interest in the Waterberg JV Project and require the sale of the diluted interests to another qualified BEE entity.

Platinum Group Metals Ltd.
2015 Annual Information Form

On 22 May 2015, the JOGMEC Agreement was amended with effect from 1 April 2015 ("2nd Amendment"). In terms of the 2nd Amendment, the parties agreed to corporatize the joint venture between them and thus incorporated the company Waterberg JV Resources Proprietary Limited ("Waterberg JV Resources"). Waterberg JV Resources was added as a party to the JOGMEC Agreement and it was furthermore agreed that the Waterberg Extention Project would be included to form part of the unitized, corporatized joint venture. Once the corporatization of Waterberg JV Resources is finalised, the parties' respective interests, through shareholdings in Waterberg JV Resources, shall be as follows: PTM RSA 45.65%; JOGMEC 28.35% and Mnombo Wethu 26%.

Since March 31, 2015, JOGMEC has been funding all work on the Waterberg Projects in accordance with the 2nd Amendment to the JOGMEC Agreement, as described above.

Because the development of the Company’s joint venture projects depends on the ability to finance further operations, any inability of the Company or one or more of its joint venture partners to fund its respective pro-rata cash calls in the future could require the other partners, including the Company, to increase their funding of the project, which they may be unwilling or unable to do on a timely and commercially reasonable basis, or at all. The occurrence of the foregoing, the failure of any partner, including the Company, to increase their funding as required to cover any shortfall, as well as any dilution of the Company’s interests in its joint ventures as a result of its own failure to satisfy a cash call, may have a material adverse effect on the Company’s business and results of operations.

The Company’s current cash may not be sufficient to fund its business as currently planned and the Company therefore may require additional financing, which may not be available on acceptable terms, if at all.

The Company may be required to source additional financing by way of private or public offerings of equity or debt or the sale of project or property interests in order to have sufficient working capital for the remaining development and operation of Project 1 and continued exploration on the Waterberg Projects, as well as for general working capital purposes.

The success and the pricing of any such capital raising and/or debt financing will be dependent upon the prevailing market conditions at that time. There can be no assurance that financing will be available to the Company or, if it is available, that it will be offered on acceptable terms. If additional financing is raised through the issuance of equity or convertible debt securities of the Company, this may have a depressive effect on the price of its common shares and the interests of shareholders in the net assets of the Company may be diluted.

Any failure by the Company to obtain required financing on acceptable terms or on a timely basis could cause the Company to delay development of its material projects or could result in the Company being forced to sell some of its assets on an untimely or unfavourable basis. Any such delay or sale could have a material adverse effect on the Company’s financial condition, results of operations and liquidity.

Platinum Group Metals Ltd.
2015 Annual Information Form

The Company may be unable to generate sufficient cash to service its debt, the terms of the agreements governing its debt may restrict the Company’s current or future operations and the indebtedness may adversely affect the Company’s financial condition and results of operations.

The Company has no present source of revenue. The Company's ability to make scheduled payments on its indebtedness will depend on its ability to successfully complete construction of the Project 1 platinum mine and place the mine into production, and on the Company’s financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond its control. If the Company’s cash flows and capital resources are insufficient to fund its debt service obligations, the Company could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance the Company’s indebtedness. The Company may not be able to effect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternatives may not allow the Company to meet its scheduled debt service obligations.

In addition, a breach of the covenants under the covenants governing the Company’s debt instruments from time to time, including the Sprott Facility and the LMM Facility, could result in an event of default under the applicable indebtedness. Such a default may allow the creditors to accelerate the related debt, may result in the acceleration of any other debt to which a cross acceleration or cross default provision applies. The Company may not have sufficient assets to repay its indebtedness.

The Company’s debt instruments contain a number of restrictive covenants that will impose operating and financial restrictions on the Company and may limit the Company’s ability to engage in acts that may be in its long term best interest. In particular, restrictions apply to the Company’s ability to dispose of assets and use the proceeds from those dispositions and restrictions may also apply to the Company’s ability to raise debt or certain types of equity capital to be used to repay other indebtedness when it becomes due. As a result of these restrictions, the Company may be limited in how it conducts its business and may be unable to raise additional debt or equity financing to operate during general economic or business downturns, or unable to compete effectively or to take advantage of new business opportunities, each of which restrictions may affect the Company’s ability to grow in accordance with its strategy.

Further, the Company’s maintenance of substantial levels of debt could adversely affect its financial condition and results of operations and could adversely affect its flexibility to take advantage of corporate opportunities. Substantial levels of indebtedness could have important consequences to the Company, including:

•

limiting the Company’s ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements, or requiring the Company to make non-strategic divestitures;

•

requiring a substantial portion of the Company’s cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes;

•	increasing the Company’s vulnerability to general adverse economic and industry conditions;

•	exposing the Company to the risk of increased interest rates for any borrowings at variable rates of interest;

•	limiting the Company’s flexibility in planning for and reacting to changes in the industry in which it competes;

•	placing the Company at a disadvantage compared to other, less leveraged competitors; and

•	increasing the Company’s cost of borrowing.

Platinum Group Metals Ltd.
2015 Annual Information Form

The Company has a history of losses and it anticipates continuing to incur losses.

The Company has a history of losses. None of the Company’s properties is currently in production, and there is no certainty that the Company will succeed in placing any of its properties into production in the near future, if at all.

The Company anticipates continued losses until it can successfully place one or more of its properties into commercial production on a profitable basis. It could be years before the Company receives any revenues from any production of metals, if ever. If the Company is unable to generate significant revenues with respect to its properties, the Company will not be able to earn profits or continue operations.

The Company has a history of negative operating cash flow, and may continue to experience negative operating cash flow.

The Company has had negative operating cash flow in recent financial years. The Company’s ability to achieve and sustain positive operating cash flow will depend on a number of factors, including the Company’s ability to advance any of its material properties into production. To the extent that the Company has negative cash flow in future periods, the Company may need to deploy a portion of its cash reserves to fund such negative cash flow. The Company may be required to raise additional funds through the issuance of additional equity or debt securities. There can be no assurance that additional debt or equity financing or other types of financing will be available if needed or that these financings will be on terms at least as favourable to the Company as those obtained previously.

The Company may not be able to continue as a going concern.

The Company has limited financial resources and no operating revenues. The Company’s ability to continue as a going concern is dependent upon, among other things, the Company establishing commercial quantities of mineral reserves on its properties and obtaining the necessary financing to develop and profitably produce such minerals or, alternatively, disposing of its interests on a profitable basis. Any unexpected costs, problems or delays could severely impact the Company’s ability to continue exploration and development activities. Should the Company be unable to continue as a going concern, realization of assets and settlement of liabilities in other than the normal course of business may be at amounts materially different than the Company’s estimates. The amounts attributed to the Company’s exploration properties in its financial statements represent acquisition and exploration costs and should not be taken to represent realizable value.

Most of the Company’s properties contain no known mineral reserves.

Other than Project 1, all of the Company’s properties are in the exploration stage, meaning that the Company has not determined whether such properties contain mineral reserves that are economically recoverable. The Company may never discover metals in commercially exploitable quantities at these properties. Failure to discover economically recoverable reserves on a mineral property will require the Company to write off the costs capitalized for that property in its financial statements.

Substantial additional work will be required in order to determine if any economic deposits exist on the Company’s properties outside of the Project 1 platinum mine. Substantial expenditures are required to establish mineral reserves through drilling and metallurgical and other testing techniques. No assurance can be given that any level of recovery of any mineral reserves will be realized or that any identified mineral deposit will ever qualify as a commercial mineable ore body that can be legally and economically exploited.

The Company’s properties, including the Project 1 platinum mine, may not be brought into a state of commercial production.

Development of mineral properties involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. The commercial viability of a mineral deposit is dependent upon a number of factors which are beyond the Company’s control, including the attributes of the deposit, commodity prices, government policies and regulation and environmental protection. Fluctuations in the market prices of minerals may render reserves and deposits containing relatively lower grades of mineralization uneconomic. The development of the Company’s properties, including the Project 1 platinum mine, will require obtaining land use consents, permits and the construction and operation of mines, processing plants and related infrastructure. Although the Project 1 property has been granted the necessary land use zoning, the Company is subject to all of the risks associated with establishing new mining operations, including:

Platinum Group Metals Ltd.
2015 Annual Information Form

•	the timing and cost, which can be considerable, of the construction of mining and processing facilities and related infrastructure;

•	the availability and cost of skilled labour and mining equipment;

•	the availability and cost of appropriate smelting and/or refining arrangements;

•	the need to obtain necessary environmental and other governmental approvals and permits, and the timing of those approvals and permits;

•	in the event that the required permits are not obtained before construction commences, the risks of government environmental authorities issuing directives or commencing enforcement proceedings to cease operations or administrative, civil and criminal sanctions being imposed on the Company, its directors and employees;

•	the availability of funds to finance construction and development activities;

•	potential opposition from non-governmental organizations, environmental groups or local groups which may delay or prevent development activities; and

•	potential increases in construction and operating costs due to changes in the cost of fuel, power, materials and supplies and foreign exchange rates.

The costs, timing and complexities of mine construction and development are increased by the remote location of the Company’s mining properties (other than Project 1 and Project 3, which are not remotely located and have both power and water supply lines crossing the property), with additional challenges related thereto, including water and power supply and other support infrastructure. For example, water resources are scarce at the Company’s Waterberg Projects. If the Company should decide to mine at the Waterberg Projects, it will have to establish sources of water and develop the infrastructure required to transport water to the project area. Similarly, the Company will need to secure a suitable location by purchase or long term lease of surface or access rights at the Waterberg Projects to establish the surface rights necessary to mine and process.

It is common in new mining operations to experience unexpected costs, problems and delays during development, construction and mine ramp-up. Accordingly, there are no assurances that the Company’s properties, including the Project 1 platinum mine, will be brought into a state of commercial production.

Estimates of mineral reserves and mineral resources are based on interpretation and assumptions and are inherently imprecise.

The mineral resource and mineral reserve estimates contained in this AIF and the other documents incorporated by reference herein have been determined and valued based on assumed future prices, cut off grades and operating costs. However, until mineral deposits are actually mined and processed, mineral reserves and mineral resources must be considered as estimates only. Any such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Estimates of operating costs are based on assumptions including those relating to inflation and currency exchange, which may prove incorrect. Estimates of mineralization can be imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. In addition, the grade and/or quantity of precious metals ultimately recovered may differ from that indicated by drilling results. There can be no assurance that precious metals recovered in small scale tests will be duplicated in large scale tests under onsite conditions or in production scale. Amendments to the mine plans and production profiles may be required as the amount of resources changes or upon receipt of further information during the implementation phase of the project. Extended declines in market prices for platinum, palladium, rhodium and gold may render portions of the Company’s mineralization uneconomic and result in reduced reported mineralization. Any material reductions in estimates of mineralization, or of the Company’s ability to develop its properties and extract and sell this mineralization on expected terms, could have a material adverse effect on the Company’s results of operations or financial condition.

Platinum Group Metals Ltd.
2015 Annual Information Form

Completion of a pre-feasibility study for the Waterberg JV Project is subject to resource upgrade and economic analysis requirements.

Completion of a pre-feasibility study for the Waterberg JV Project is subject to: (i) a positive upgrading of the resource estimate from “Inferred Resources”, and (ii) completion of a positive economic analysis of the mineral deposit.

Actual capital costs, operating costs, production and economic returns may differ significantly from those the Company has anticipated and there are no assurances that any future development activities will result in profitable mining operations.

The capital costs to take the Company’s projects into production may be significantly higher than anticipated. None of the Company’s mineral properties has an operating history upon which the Company can base estimates of future operating costs. Decisions about the development of the Company’s mineral properties will ultimately be based upon feasibility studies. Feasibility studies derive estimates of cash operating costs based upon, among other things:

•	anticipated tonnage, grades and metallurgical characteristics of the ore to be mined and processed;

•	anticipated recovery rates of metals from the ore;

•	cash operating costs of comparable facilities and equipment; and

•	anticipated climatic conditions.

Capital costs, operating costs, production and economic returns and other estimates contained in studies or estimates prepared by or for the Company may differ significantly from those anticipated by the Company’s current studies and estimates, and there can be no assurance that the Company’s actual capital and operating costs will not be higher than currently anticipated. For example, operating costs per tonne at the Project 1 platinum mine are expected to increase principally as a result of escalating prices for labour, power and consumables, such as drill steel, roof bolts, explosives and fuel. Higher capital and operating costs may cause production and economic returns to differ significantly from those the Company has anticipated.

The Company is subject to the risk of fluctuations in the relative values of the Canadian Dollar as compared to the South African Rand and the United States Dollar.

The Company may be adversely affected by foreign currency fluctuations. Historically, the Company has primarily generated funds through equity investments into the Company denominated in Canadian Dollars. In the normal course of business, the Company enters into transactions for the purchase of supplies and services denominated in South African Rand. The Company also has assets, cash and certain liabilities denominated in South African Rand. Several of the Company’s options to acquire properties or surface rights in South Africa may result in payments by the Company denominated in South African Rand or in U.S. Dollars. Exploration, development and administrative costs to be funded by the Company in South Africa will also be denominated in South African Rand. Settlement of sales of minerals from the Company’s projects, once commercial production commences, will be in Rand, and will be converted to U.S. Dollars to make payment of principal and interest if the Company should enter into any U.S. Dollar denominated debt or loan arrangements.

Platinum Group Metals Ltd.
2015 Annual Information Form

Fluctuations in the exchange rates between the Canadian Dollar and the South African Rand or U.S. Dollar may have a material adverse effect on the Company’s financial results. During the year ended August 31, 2015, the Company recorded a foreign currency translation adjustment of approximately $8.9 million as a loss in other comprehensive loss, which was primarily the result of translating the Company’s Rand-denominated assets and liabilities in South Africa at weaker Rand/Canadian Dollar exchange rates on August 31, 2015.

In addition, South Africa has in the past experienced double digit rates of inflation. If South Africa experiences substantial inflation in the future, the Company’s costs in South African Rand terms will increase significantly, subject to movements in applicable exchange rates. Inflationary pressures may also curtail the Company’s ability to access global financial markets in the longer term and its ability to fund planned capital expenditures, and could materially adversely affect the Company’s business, financial condition and results of operations. The South African government’s response to inflation or other significant macro-economic pressures may include the introduction of policies or other measures that could increase the Company’s costs, reduce operating margins and materially adversely affect its business, financial condition and results of operations.

Metal prices are subject to change, and a substantial or extended decline in such prices could materially and adversely affect the value of the Company’s mineral properties and potential future results of operations and cash flows.

Metal prices have historically been subject to significant price fluctuations. No assurance may be given that metal prices will remain stable. Significant price fluctuations over short periods of time may be generated by numerous factors beyond the control of the Company, including:

•	domestic and international economic and political trends;

•	expectations of inflation;

•	currency exchange fluctuations;

•	interest rates;

•	global or regional consumption patterns;

•	speculative activities, including the trading in platinum, palladium and rhodium exchange-traded funds; and

•	increases or decreases in production due to improved mining and production methods.

Significant or continued reductions or volatility in metal prices may have an adverse effect on the Company’s business, including the amount of the Company’s mineral reserves, the economic attractiveness of the Company’s projects, the Company’s ability to obtain financing and develop projects and, if the Company’s projects enter the production phase, the amount of the Company’s revenues or profit or loss.

The Company may be unable to generate sufficient cash to make payments on the indebtedness and the terms of the Sprott Facility or the LMM Facility may restrict the Company’s current or future operations.

The Company has no present source of revenue. The Company’s ability to make payments on any indebtedness under the Sprott Facility or the LMM Facility will depend on its ability to successfully complete construction of the Project 1 platinum mine and place the mine into production, and on the Company’s financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond its control. If the Company’s cash flows and capital resources are insufficient to fund its debt service obligations, the Company could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance the Company’s indebtedness, including indebtedness under the Sprott Facility or the LMM Facility. The Company may not be able to effect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternatives may not allow the Company to meet its scheduled debt service obligations.

Platinum Group Metals Ltd.
2015 Annual Information Form

In addition, a breach of the covenants under the Sprott Facility, the LMM Facility or the Company’s other debt instruments from time to time could result in an event of default under the applicable indebtedness. Such a default may allow the creditors to accelerate the related debt, may result in the acceleration of any other debt to which a cross acceleration or cross default provision applies. In the event a lender accelerates the repayment of the Company’s borrowings, the Company may not have sufficient assets to repay its indebtedness.

The Sprott Facility and the LMM Facility contain a number of covenants that impose significant operating and financial restrictions on the Company and may limit the Company’s ability to engage in acts that may be in its long-term best interest. In particular, the Sprott Facility and the LMM Facility restrict the Company’s ability to modify material contracts, to dispose of assets and to use the proceeds from those dispositions, to incur additional indebtedness and grant security interests or encumbrances and to use proceeds from future debt or equity financings. As a result of these restrictions, the Company may be limited in how it conducts its business, may be unable to raise additional debt or equity financing to operate during general economic or business downturns, or may be unable to compete effectively or to take advantage of new business opportunities, each of which restrictions may affect the Company’s ability to grow in accordance with its strategy.

•	limiting the Company’s ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements, or requiring the Company to make non-strategic divestitures;

•	requiring a substantial portion of the Company’s cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes;

•	increasing the Company’s vulnerability to general adverse economic and industry conditions;

•	exposing the Company to the risk of increased interest rates for any borrowings at variable rates of interest;

•	limiting the Company’s flexibility in planning for and reacting to changes in the industry in which it competes;

•	placing the Company at a disadvantage compared to other, less leveraged competitors; and

•	increasing the Company’s cost of borrowing.

The Company has granted a first ranking security interest in favour of Sprott over all of its personal property, subject to certain exceptions. The Company has pledged its shares of PTM RSA to Sprott under the Sprott Facility, which may have a material adverse effect on the Company.

The Company secured the Sprott Facility for the development and operation of Project 1, and has arranged such facility. The Company has entered into a general security agreement under which the Company granted first ranking security interests in favour of Sprott over all of its present and after-acquired personal property, subject to certain exceptions, and a share pledge agreement pursuant to which the Company granted a first priority security interest in favour of Sprott over all of the issued shares in the capital of PTM RSA. Under the Sprott Facility, PTM RSA guaranteed the Company’s obligations to Sprott. These security interests and guarantee may adversely affect the Company’s ability to obtain project financing for the Waterberg Projects or its ability to secure other types of financing. The terms of the Sprott Credit Agreement has various covenants, including payment covenants and financial tests that must be satisfied during the term of the Sprott Facility. There is no assurance that such covenants will be satisfied. Any default under Sprott Facility including any covenants thereunder, could result in the loss of the Company’s entire interest in PTM RSA, and therefore its interests in Project 1, Project 3 and the Waterberg Projects.

Platinum Group Metals Ltd.
2015 Annual Information Form

There may be a delay in the start-up of the Project 1 platinum mine, which could result in a default under the Sprott Facility or the LMM Facility and could have a material adverse effect on the Company’s financial condition and prospects.

The anticipated timelines for the completion of Phase 2 of the development of the Project 1 platinum mine and the commencement and ramp-up of production may prove to be inaccurate. Timelines are based on management’s current expectations and may be affected by a number of factors, including:

•	consultants’ analyses and recommendations;

•	the rate at which expenditures are incurred;

•	delays in construction schedules;

•	further postponement of electrical distribution infrastructure by ESKOM Holdings Limited;

•	availability of major equipment and personnel;

•

the issuance of a directive under section 54 of the MHSA by the DMR on the respective mine health and safety responsibilities over land owned by Maseve under which RBPlat has prospecting rights and with respect to which responsibilities Maseve and RBPlat have concluded an agreement;

•

the Company’s ability to obtain requisite funding, permits and licenses (including a water use license, an amendment to the environmental authorization held by Maseve and a possible amendment to Maseve’s environmental management program);

•	other potentially required authorizations arising from recent legislative amendments; and

•	the rate of underground development in the north and south declines.

Some of the above factors are beyond the Company’s control and could cause management’s timelines not to be realized. It is common for mining projects to experience unexpected costs, problems and delays. The targeted start date for first concentrate production at Project 1 in December, 2015 may be delayed and a delay in the start-up of the Project 1 platinum mine could have a material adverse effect on the Company’s financial condition and prospects. A delay may also result in a default under the Sprott Facility and the LMM Facility, which may accelerate amounts due thereunder and permit Sprott, LMM and any other lenders thereunder to realize on any applicable security thereunder. This could result in a complete loss of the Company’s assets, including its investment in PTM RSA, and therefore in Project 1, Project 3 and the Waterberg Projects. There is no assurance that insurance for any delay in start-up at the Project 1 platinum mine will be available to the Company on economic terms or in such amounts as would be adequate to cover all losses or at all.

If the Company is unable to retain key members of management, the Company’s business might be harmed.

The Company’s development to date has depended, and in the future will continue to depend, on the efforts of its senior management including: R. Michael Jones, President and Chief Executive Officer and a director of the Company; Frank R. Hallam, Chief Financial Officer and Corporate Secretary and a director of the Company; and Peter Busse, Chief Operating Officer of the Company. The Company currently does not, and does not intend to, have key person insurance for these individuals. Departures by members of senior management could have a negative impact on the Company’s business, as the Company may not be able to find suitable personnel to replace departing management on a timely basis or at all. The loss of any member of the senior management team could impair the Company’s ability to execute its business plan and could therefore have a material adverse effect on the Company’s business, results of operations and financial condition.

Platinum Group Metals Ltd.
2015 Annual Information Form

If the Company is unable to procure the services of skilled and experienced personnel, the Company’s business might be harmed.

There is currently a shortage of skilled and experienced personnel in the mining industry in South Africa. The competition for skilled and experienced employees is exacerbated by the fact that mining companies operating in South Africa are legally obliged to recruit and retain historically disadvantaged persons or HDSAs, as defined respectively by the MPRDA and the BEE Act, with the relevant skills and experience at levels that meet the transformation objectives set out in the MPRDA and the Mining Charter. Skilled and experienced personnel are especially important at the Project 1 platinum mine since the deposit does not lend itself to mechanized methods. If the Company is unable to attract and retain sufficiently trained, skilled or experienced personnel, its business may suffer and it may experience significantly higher staff or contractor costs, which could have a material adverse effect on its business, results of operations and financial condition.

Conflicts of interest may arise among the Company’s officers and directors as a result of their involvement with other mineral resource companies.

Certain of the Company’s officers and directors are, and others may become, associated with other natural resource companies that acquire interests in mineral properties. R. Michael Jones, President and Chief Executive Officer and a director of the Company, is also the President and Chief Executive Officer and a director of West Kirkland Mining Inc. (“WKM”), a public company with mineral exploration properties in Ontario and Nevada, and a director of Nextraction Energy Corp. (“NE”), a public company with oil properties in Alberta, Kentucky and Wyoming. Frank Hallam, Chief Financial Officer and Corporate Secretary and a director of the Company, is also a director, Chief Financial Officer and Corporate Secretary of WKM, a director of Lake Shore Gold Corp., a public company with producing and exploration properties in Ontario, and a director of NE. Eric Carlson, a director of the Company, is a director of NE. Barry Smee, a director of the Company, is a director of Almaden Minerals Ltd., a company with projects in Mexico, the United States and Canada. Diana Walters, a director of the Company, was formerly an executive officer of LMM, a shareholder of the Company that invests in mining companies.

Such associations may give rise to conflicts of interest from time to time. As a result of these potential conflicts of interests, the Company may miss the opportunity to participate in certain transactions, which may have a material adverse effect on the Company’s financial position. The Company’s directors are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company. If a subject involving a conflict of interest arises at a meeting of the board of directors, any director in a conflict must disclose his interest and abstain from voting on such matter.

Any disputes or disagreements with the Company’s joint venture partners could materially and adversely affect the Company’s business.

The Company participates in joint ventures and may enter into other similar arrangements in the future. PTM RSA is a party to the Maseve Shareholders Agreement related to the exploration and development of Project 1 and Project 3. The Company may sell certain of its interests in Maseve to a BEE company, which will reduce the Company’s level of control. In addition, PTM RSA is also a party to the JOGMEC Agreement, as amended, related to the exploration and development of the Waterberg JV Project property, whereby the interests of the Company, JOGMEC and Mnombo are 37%, 37% and 26% (before the closing of the Waterberg Consolidation), respectively. PTM RSA is also a 49.9% shareholder of Mnombo and the relationship among the shareholders of Mnombo is governed by a formal shareholders’ agreement. Prior to signing the 2nd Amendment the Company was negotiating a joint venture agreement with Mnombo with respect to the Waterberg Extension Project to formalize the present oral joint venture agreement. Any dispute or disagreement with a joint venture partner, any change in the identity, management or strategic direction of a joint venture partner, or any disagreement among the Mnombo shareholders, including with respect to Mnombo’s role in the Waterberg Extension Project and the terms of the planned joint venture agreement for the Waterberg Extension Project, could materially adversely affect the Company’s business and results of operations. If a dispute arises between the Company and a joint venture partner or the other Mnombo shareholders that cannot be resolved amicably, the Company may be unable to move its projects forward and may be involved in lengthy and costly proceedings to resolve the dispute, such as the dispute that recently led to arbitration with Africa Wide, which could materially and adversely affect the Company’s business and results of operations.

Platinum Group Metals Ltd.
2015 Annual Information Form

An actual or alleged breach or breaches in governance processes or fraud, bribery and corruption may lead to public and private censure, regulatory penalties, loss of licenses or permits and may damage the Company’s reputation.

The Company is subject to anti-corruption laws and regulations, including certain restrictions applicable to U.S. reporting companies imposed by the U.S. Foreign Corrupt Practices Act of 1977 and similar anti-corruption and anti-bribery laws in South Africa and Canada. The Company’s Code of Business Conduct and Ethics, among other governance and compliance processes, may not prevent instances of fraudulent behaviour and dishonesty nor guarantee compliance with legal and regulatory requirements. The Company is particularly exposed to the potential for corruption and bribery owing to the financial scale of the mining business in South Africa. In March 2014, the Organization for Economic Cooperation and Development released its Phase 3 Report on Implementing the OECD Anti-bribery Convention in South Africa, criticizing South Africa for failing to enforce the anti-bribery convention to which it has been a signatory since 2007. The absence of enforcement of corporate liability for foreign bribery coincides with recent growth in corporate activity in South Africa's economic environment. Allegations of bribery, improper personal influence or officials holding simultaneous business interests have been linked in recent years to the highest levels of the South African government. To the extent that the Company suffers from any actual or alleged breach or breaches of relevant laws, including South African anti-bribery and corruption legislation, it may lead to regulatory and civil fines, litigation, public and private censure and loss of operating licenses or permits and may damage the Company’s reputation. The occurrence of any of these events could have an adverse effect on the Company’s business, financial condition and results of operations.

The Company may become subject to litigation and other legal proceedings that may adversely affect the Company’s financial condition and results of operations.

All companies are subject to legal claims, with and without merit. The Company’s operations are subject to the risk of legal claims by employees, unions, contractors, lenders, suppliers, joint venture partners, shareholders, governmental agencies or others through private actions, class actions, administrative proceedings, regulatory actions or other litigation. The outcome of litigation and other legal proceedings that the Company may be involved in the future, particularly regulatory actions, is difficult to assess or quantify. Plaintiffs may seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. Defense and settlement costs can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the litigation process could take away from the time and effort of the Company’s management and could force the Company to pay substantial legal fees. There can be no assurance that the resolution of any particular legal proceeding will not have an adverse effect on the Company’s financial position and results of operations.

Risks Related to the Mining Industry

Mining is inherently dangerous and is subject to conditions or events beyond the Company’s control, which could have a material adverse effect on the Company’s business.

Hazards such as fire, explosion, floods, structural collapses, industrial accidents, unusual or unexpected geological conditions, ground control problems, power outages, inclement weather, cave-ins and mechanical equipment failure are inherent risks in the Company’s mining operations. These and other hazards may cause injuries or death to employees, contractors or other persons at the Company’s mineral properties, severe damage to and destruction of the Company’s property, plant and equipment and mineral properties, and contamination of, or damage to, the environment, and may result in the suspension of the Company’s exploration and development activities and any future production activities. Safety measures implemented by the Company may not be successful in preventing or mitigating future accidents and the Company may not be able to obtain insurance to cover these risk at economically feasible premiums or at all. Insurance against certain environmental risks is not generally available to the Company or to other companies within the mining industry.

Platinum Group Metals Ltd.
2015 Annual Information Form

In addition, from time to time the Company may be subject to governmental investigations and claims and litigation filed on behalf of persons who are harmed while at its properties or otherwise in connection with the Company’s operations. To the extent that the Company is subject to personal injury or other claims or lawsuits in the future, it may not be possible to predict the ultimate outcome of these claims and lawsuits due to the nature of personal injury litigation. Similarly, if the Company is subject to governmental investigations or proceedings, the Company may incur significant penalties and fines, and enforcement actions against it could result in the cessation of certain of the Company’s mining operations. During the period February/March 2013, operations at Project 1 halted for approximately one month due to a notice under section 54 of the MHSA issued in relation to a surface worker fatality that occurred onsite. Since March 2013, Maseve has received several notices under section 54 that have resulted in short-term halts to operations. If claims, lawsuits, governmental investigations or proceedings, including section 54 notices or any administrative proceedings regarding Maseve’s environmental authorization, are resolved against the Company, the Company’s financial performance, financial position and results of operations could be materially adversely affected.

The Company’s prospecting and mining rights are subject to title risks.

The Company’s prospecting and mining rights may be subject to prior unregistered agreements, transfers, claims and title may be affected by undetected defects. A successful challenge to the precise area and location of these claims could result in the Company being unable to operate on its properties as permitted or being unable to enforce its rights with respect to its properties. This could result in the Company not being compensated for its prior expenditures relating to the property. Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure claims to individual mineral properties or mining concessions may be severely constrained. These or other defects could adversely affect the Company’s title to its properties or delay or increase the cost of the development of such prospecting and mining rights.

The Company is subject to significant governmental regulation.

The Company’s operations and exploration and development activities in South Africa and Canada are subject to extensive federal, state, provincial, territorial and local laws and regulation governing various matters, including:

•	environmental protection;

•	management and use of hazardous and toxic substances and explosives;

•	management of tailings and other waste generated by the Company’s operations;

•	management of natural resources;

•	exploration, development of mines, production and post-closure reclamation;

•	exports and, in South Africa, potential local beneficiation quotas;

•	price controls;

•	taxation;

•	regulations concerning business dealings with local communities;

•	labour standards, BEE laws and regulations and occupational health and safety, including mine safety; and

•	historic and cultural preservation.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or administrative penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in the Company incurring significant expenditures. The Company may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or a more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of the Company’s operations and delays in the development of the Company’s properties.

Platinum Group Metals Ltd.
2015 Annual Information Form

The Company may face equipment shortages, access restrictions and lack of infrastructure.

Natural resource exploration, development and mining activities are dependent on the availability of mining, drilling and related equipment in the particular areas where such activities are conducted. A limited supply of such equipment or access restrictions may affect the availability of such equipment to the Company and may delay exploration, development or extraction activities. Certain equipment may not be immediately available, or may require long lead time orders. A delay in obtaining necessary equipment for mineral exploration, including drill rigs, could have a material adverse effect on the Company’s operations and financial results.

Mining, processing, development and exploration activities also depend, to one degree or another, on the availability of adequate infrastructure. Reliable roads, bridges, power sources, fuel and water supply and the availability of skilled labour and other infrastructure are important determinants that affect capital and operating costs. At each of the Company’s projects, additional infrastructure will be required prior to commencement of mining. At Project 1, the Company’s most advanced project, the Company is in the process of constructing additional infrastructure, including additional power and water; however, such efforts are subject to a number of risks, including risks related to the availability of equipment and materials, inflation, cost overruns and delays, political opposition and reliance upon third parties, many of which are outside the Company’s control. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay development of the Company’s projects.

Exploration of mineral properties is less intrusive, and generally requires fewer surface and access rights, than properties developed for mining. The Company has not secured any surface rights at the Waterberg Projects other than those access rights legislated by the MPRDA. If a decision is made to develop the Waterberg Projects, or other projects in which the Company has yet to secure adequate surface rights, the Company will need to secure such rights. No assurances can be provided that the Company will be able to secure required surface rights on favourable terms, or at all. Any failure by the Company to secure surface rights could prevent or delay development of the Company’s projects.

The Company’s operations are subject to environmental laws and regulations that may increase the Company’s costs of doing business and restrict its operations.

Environmental legislation on a global basis is evolving in a manner that will ensure stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessment of proposed development and a higher level of responsibility and potential liability for companies and their officers, directors, employees and, potentially, shareholders. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. There can be no assurance that future changes to environmental legislation in Canada or South Africa will not adversely affect the Company’s operations. Environmental hazards may exist on the Company’s properties which are unknown at present and which have been caused by previous or existing owners or operators for which the Company could be held liable. Furthermore, future compliance with environmental reclamation, closure and other requirements may involve significant costs and other liabilities. In particular, the Company’s operations and exploration activities are subject to Canadian and South African national and provincial laws and regulations governing protection of the environment. Such laws are continually changing and, in general, are becoming more onerous, such as the recent amendments under the NEMLAA. See “South African Regulatory Framework – Environment.”

Platinum Group Metals Ltd.
2015 Annual Information Form

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or a reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Environmental hazards may exist on the Company’s properties that are unknown at the present time, and that may have been caused by previous owners or operators or that may have occurred naturally. These hazards, as well as any pollution caused by the Company's mining activities, may give rise to significant financial obligations in the future and such obligations could have a material adverse effect on the Company’s financial performance.

The mineral exploration industry is extremely competitive.

The resource industry is intensely competitive in all of its phases. Much of the Company’s competition is from larger, established mining companies with greater liquidity, greater access to credit and other financial resources, and that may have newer or more efficient equipment, lower cost structures, more effective risk management policies and procedures and/or greater ability than the Company to withstand losses. The Company’s competitors may be able to respond more quickly to new laws or regulations or emerging technologies, or devote greater resources to the expansion of their operations, than the Company can. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties. Competition could adversely affect the Company’s ability to acquire suitable new producing properties or prospects for exploration in the future. Competition could also affect the Company’s ability to raise financing to fund the exploration and development of its properties or to hire qualified personnel. The Company may not be able to compete successfully against current and future competitors, and any failure to do so could have a material adverse effect on the Company’s business, financial condition or results of operations.

The Company requires various permits in order to conduct its current and anticipated future operations, and delays or a failure to obtain such permits, or a failure to comply with the terms of any such permits that the Company has obtained, could have a material adverse impact on the Company.

The Company’s current and anticipated future operations, including further exploration, development activities and commencement of production on the Company’s properties, require permits from various national, provincial, territorial and local governmental authorities in the countries in which the Company’s properties are located. Compliance with the applicable environmental legislation, permits and land use consents is required on an ongoing basis, and the requirements under such legislation, permits and consents are evolving rapidly. The Waterberg Projects prospecting rights issued by the DMR are also subject to land use consents and compliance with applicable legislation on an ongoing basis.

In addition, the duration and success of efforts to obtain, amend and renew permits are contingent upon many variables not within the Company’s control. Shortage of qualified and experienced personnel in the various levels of government could result in delays or inefficiencies. Backlog within the permitting agencies could also affect the permitting timeline of the Company’s various projects. Other factors that could affect the permitting timeline include the number of other large scale projects currently in a more advanced stage of development, which could slow down the review process, and significant public response regarding a specific project. As well, it can be difficult to assess what specific permitting requirements will ultimately apply to all of the Company’s projects.

Risks of Doing Business in South Africa

Labour disruptions and increased labour costs could have an adverse effect on the Company’s results of operations and financial condition.

Although the Company’s employees are not unionized at this time, contractors operating on the Project 1 mine site in South Africa have employees that are unionized. As a result, trade unions could have a significant impact on the Company’s labour relations, as well as on social and political reforms. There is a risk that strikes or other types of conflict with unions or employees may occur at any of the Company’s operations, particularly where the labour force is unionized. Labour disruptions may be used to advocate labour, political or social goals in the future. For example, labour disruptions may occur in sympathy with strikes or labour unrest in other sectors of the economy. South African employment law sets out minimum terms and conditions of employment for employees, which form the benchmark for all employment contracts. Disruptions in the Company’s business due to strikes or further developments in South African labour laws may increase the Company’s costs or alter its relationship with its employees and trade unions, which may have an adverse effect on the Company’s financial condition and operations. South Africa has recently experienced widespread illegal strikes and violence.

Platinum Group Metals Ltd.
2015 Annual Information Form

Socio-economic instability in South Africa or regionally, including the risk of resource nationalism, may have an adverse effect on the Company’s operations and profits.

The Company has ownership interests in significant projects in South Africa. As a result, it is subject to political and economic risks relating to South Africa, which could affect an investment in the Company. South Africa was transformed into a democracy in 1994. The government policies aimed at redressing the disadvantages suffered by the majority of citizens under previous governments may impact the Company’s South African business. In addition to political issues, South Africa faces many challenges in overcoming substantial differences in levels of economic development among its people. Large parts of the South African population do not have access to adequate education, health care, housing and other services, including water and electricity.

There can be no assurance that wild cat strikes and violence will not occur at the Company’s properties in the future. Wild cat strikes and violence at the Project 1 platinum mine may have a material negative impact on the project and its startup mine operations. The Company also faces a number of risks from deliberate, malicious or criminal acts relating to these inequalities, including theft, fraud, bribery and corruption.

The Company is also subject to the risk of resource nationalism, which encompasses a range of measures, such as expropriation or taxation, whereby governments increase their economic interest in natural resources, with or without compensation. Although wholesale nationalization was rejected by the ruling party, the African National Congress, leading into the 2014 national elections, a resolution adopted by the African National Congress on nationalization calls for state intervention in the economy, including “state ownership.” A wide range of stakeholders have proposed ways in which the State could extract greater economic value from the South African mining industry. A call for resource nationalisation has also been made by a new political party, the Economic Freedom Fighters under the leadership of Julius Malema.

The Company cannot predict the future political, social and economic direction of South Africa or the manner in which government will attempt to address the country’s inequalities. Actions taken by the South African government, or by its people without the sanction of law, could have a material adverse effect on the Company’s business. Furthermore, there has been regional, political and economic instability in countries north of South Africa, which may affect South Africa. Such factors may have a negative impact on the Company’s ability to own, operate and manage its South African mining projects.

The Company’s land in South Africa could be subject to land restitution claims which could impose significant costs and burdens.

The Company’s privately held land could be subject to land restitution claims under the Restitution of Land Rights Act, No. 22 of 1994, as amended (the “Land Claims Act”) and the Restitution of Land Rights Amendment Act, No. 15 of 2014 (“Restitution Amendment Act”), which took effect on July 1, 2014. Under the Land Claims Act and the Restitution Amendment Act, any person who was dispossessed of rights in land in South Africa after June 19, 1913 as a result of past racially discriminatory laws or practices without payment of just and equitable compensation, and who lodges a claim on or before June 30, 2019, is granted certain remedies. A successful claimant may be granted either return of the dispossessed land (referred to as "restoration") or equitable redress (which includes the granting of an appropriate right in alternative state-owned land, payment of compensation or "alternative relief"). If restoration is claimed, the Land Claims Act requires the feasibility of such restoration to be considered.

Platinum Group Metals Ltd.
2015 Annual Information Form

Restoration of land may only be given in circumstances where a claimant can use the land productively with the feasibility of restoration dependent on the value of the property.

The South African Minister of Rural Development and Land Reform may not acquire ownership of land for restitution purposes without a court order unless an agreement has been reached between the affected parties. The Land Claims Act also entitles the South African Minister of Rural Development and Land Reform to acquire ownership of land by way of expropriation either for claimants who are entitled to restitution of land, or, in respect of land over which no claim has been lodged but the acquisition of which is directly related to or affected by such claim, will promote restitution of land to claimants or alternative relief. Expropriation would be subject to provisions of legislation and the South African Constitution which provide, in general, for just and equitable compensation.

The Company has not been notified of any land claims to date over the Company’s properties. There is no guarantee, however, that any of the Company’s privately held land rights could not become subject to acquisition by the state without the Company’s agreement, or that the Company would be adequately compensated for the loss of its land rights. Any such claims could have a negative impact on the Company’s South African projects and therefore an adverse effect on its business, operating results and financial condition.

Any adverse decision in respect of the Company’s mineral rights and projects in South Africa under the MPRDA could materially affect the Company’s projects in South Africa.

With the enactment of the MPRDA, the South African state became the sole regulator of all prospecting and mining operations in South Africa. All prospecting and mining licenses and claims granted in terms of any prior legislation became known as the “old order rights.” All prospecting and mining rights granted in terms of the MPRDA are “new order rights.” The treatment of new applications and pending applications is uncertain and any adverse decision by the relevant regulatory authorities under the MPRDA may adversely affect title to the Company’s mineral rights in South Africa, which could stop, materially delay or restrict the Company from proceeding with its exploration and development activities or any future mining operations.

A wide range of factors and principles must be taken into account by the South African Minister of Mineral Resources when considering applications for new order rights. These factors include the applicant’s access to financial resources and appropriate technical ability to conduct the proposed prospecting or mining operations, the environmental impact of the operation and, in the case of prospecting rights, considerations relating to fair competition. Other factors include considerations relevant to promoting employment and the social and economic welfare of all South Africans and showing compliance with the provisions regarding the empowerment of HDSAs in the mining industry. All of the Company’s old order prospecting rights in respect of Project 1 and Project 3 were first converted into new order prospecting rights and subsequently, in April 2012, were superseded by the Mining Right. All of the Company’s current prospecting rights are new order rights.

The assessment of some of the provisions of the MPRDA or the Mining Charter may be subjective and is dependent upon the views of the DMR as to whether the Company is in compliance. The Social and Labour Plan, for instance, contains both quantitative and qualitative goals, targets and commitments relating to the Company’s obligations to its employees and community residents, the achievement of some of which are not exclusively within the Company’s control. Certain of the socio-economic projects identified in the Social and Labour Plan have proved inappropriate or unviable given prevailing conditions and levels of training within the local communities in the vicinity of Project 1. Such projects have been identified and the Company has consulted with the DMR regarding a course of action. An application is being made to the DMR to amend the Social and Labour Plan to target more appropriate and viable projects. However, if Maseve is found to be in noncompliance with its Social and Labour Plan, the Minister may institute the section 47 process discussed below. At this time, the Company has not received a notice of noncompliance from the DMR.

The Minister has the discretion to cancel or suspend mining rights under section 47(1) of the MPRDA as a consequence of the Company’s noncompliance with the MPRDA, the Mining Charter, the terms of its Mining Right and prospecting rights or if mining is not progressing optimally. The section 47 process involves multiple, successive stages which include granting the Company a reasonable opportunity to show why its rights should not be cancelled or suspended. Pursuant to the terms of the provisions of section 6(2)(e)(iii) of the Promotion of Administrative Justice Act No. 3 of 2000 (“PAJA”) read with section 6 of the MPRDA, the Minister can direct the Company to take remedial measures. If such remedial measures are not taken, the Minister must again give the Company a reasonable opportunity to make representations as to why such remedial measures were not taken. The Minister must then properly consider the Company’s further representations (which considerations must also comply with PAJA) and only then is the Minister entitled to cancel or suspend a mining right. Any such cancellation or suspension will be subject to judicial review if it is not in compliance with the MPRDA or PAJA, or it is not lawful, reasonable and procedurally fair under section 33(1) of the South African Constitution.

Platinum Group Metals Ltd.
2015 Annual Information Form

Failure by the Company to meet its obligations in relation to its Mining Right or prospecting rights or the Mining Charter could lead to the suspension or cancellation of such rights and the suspension of the Company’s other rights, which would have a material adverse effect on the Company’s business, financial condition and results of operations.

The failure to maintain or increase equity participation by HDSAs in the Company’s prospecting and mining operations could adversely affect the Company’s ability to maintain its prospecting and mining rights.

The Company is subject to a number of South African statutes aimed at promoting the accelerated integration of HDSAs, including the MPRDA, the BEE Act and the Mining Charter. To ensure that socio-economic strategies are implemented, the MPRDA provides for the Mining Codes which specify empowerment targets consistent with the objectives of the Mining Charter. The Mining Charter Scorecard requires the mining industry’s commitment of applicants in respect of ownership, management, employment equity, human resource development, procurement and beneficiation. For ownership by BEE groups in mining enterprises, the Mining Charter Scorecard sets a 26% target by December 31, 2014. The Company has historically partnered with BEE groups or companies that were HDSA controlled at the time on all of its material projects in South Africa at a level of 26% at an operating or project level.

The South African government awards procurement contracts, quotas, licenses, permits and prospecting and mining rights based on numerous factors, including the degree of HDSA ownership. The MPRDA and Mining Charter contain provisions relating to the economic empowerment of HDSAs. One of the requirements which must be met before the DMR will issue a prospecting right or mining right is that an applicant must facilitate equity participation by HDSAs in the prospecting and mining operations which result from the granting of the relevant rights. As a matter of stated policy, the DMR requires a minimum of 26% HDSA ownership for the grant of applications for mining rights. The Mining Charter requires a minimum of 26% HDSA ownership by December 31, 2014.

The Company has sought to satisfy the foregoing requirements by partnering, at the operating company level, with companies demonstrating 26% HDSA ownership. The Company has partnered with Africa Wide with respect to Maseve, which owns the Mining Right to Projects 1 and 3, and has partnered with Mnombo with respect to the Waterberg JV Project and for the prospecting rights and applications over the Waterberg Extension.

The Company believes that Africa Wide was majority owned by HDSA individuals in 2002, when it first partnered with the Company. However, the Company’s contractual arrangements with Africa Wide do not currently require Africa Wide to maintain any minimum level of HDSA ownership or to certify the level of such ownership to the Company. In 2007, Wesizwe (which was then majority owned by HDSA individuals) acquired 100% of the shares of Africa Wide. On an application of the flow-through principles, Africa Wide remained an HDSA company. On December 8, 2008, the Company entered into certain agreements to consolidate and rationalize the ownership of the WBJV (the “Consolidation Transaction”). Under the terms of the Consolidation Transaction, the Company transferred its 18.5% interest in Project 2 to Wesizwe, therefore providing attributable units of production and further enhancing the ownership of mining assets by HDSA companies. Under the same transaction, Amplats acquired a then approximately 26.9% interest in Wesizwe. In 2011, Jinchuan Group Limited of China and China Africa Development Fund, with the approval of the DMR and notwithstanding that the transaction resulted in Wesizwe not being majority owned by HDSAs, acquired a then approximately 45% interest in Wesizwe.

Platinum Group Metals Ltd.
2015 Annual Information Form

Although Amplats’ interest is held for preferential disposition to a qualified BEE purchaser, HDSA individuals do not currently own a majority of the Wesizwe equity. In April 2012, Maseve was granted a Mining Right over Projects 1 and 3 by the DMR and the grant of the Mining Right by the DMR, by stated policy, is an acknowledgement of Maseve’s BEE compliance status as being acceptable to the DMR. There can be no assurance when, or if, the transfer of Amplats’ interest in Wesizwe to a qualified BEE purchaser will occur. Also, there can be no assurance that the HDSA ownership may not be re-assessed or that the criteria for HDSA ownership may not be interpreted differently in the future. If only the direct shareholdings of Africa Wide and its parent are considered, and other factors which were considered by the DMR at the time of grant are set aside, Maseve, solely on flow-through principles, would have been, and remains, below the 26% HDSA ownership level.

Further, on August 20, 2014, an award in the binding arbitration with respect to the calculation of dilution to the ownership of Africa Wide in Maseve was completed and delivered to the Company. The arbitrator ruled in favor of the Company on all matters in contention. The favorable award reduced Africa Wide’s shareholding in Maseve to 21.2766% . As a result of Africa Wide’s decision on March 3, 2014 not to fund its US$21.52 million share of a second cash call delivered in February 2014, Africa Wide’s ownership in Maseve was further reduced to approximately 17.1% based on the dilution formula in the Maseve Shareholders Agreement, as confirmed by the arbitration.

There is currently no legal or regulatory certainty over whether the principle of "once empowered, always empowered" (i.e., whether a company that has reached its empowerment targets under the Mining Charter will remain empowered if its HDSA participation subsequently falls below required thresholds) would apply. The DMR and the Chamber of Mines of South Africa (acting on behalf of the mining industry) are currently engaged in litigation which may result in some clarity on the principle "once empowered, always empowered", but this is likely to be a lengthy process and no assurance can be given regarding the ultimate outcome of such litigation or its impact on the Company. In addition, an application has been filed in the High Court of South Africa to have the Mining Charter itself set aside.

The Company is satisfied that Mnombo is majority owned by HDSA individuals. The contractual arrangements between Mnombo, the Company and the HDSA shareholders require the HDSA shareholders to maintain a minimum level of HSDA ownership in Mnombo of more than 50%. However, if at any time Mnombo becomes a company that is not majority owned by HDSA individuals, the ownership structure of the Waterberg JV Project and the prospecting rights and applications over the Waterberg Extension Project may be deemed not to satisfy HDSA requirements.

Subject to conditions contained in the Company’s prospecting and mining rights, the Company may be required to obtain approval from the DMR prior to undergoing any change in its empowerment status under the Mining Charter. In addition, if the Company or its BEE partners are found to be in non-compliance with the requirements of the Mining Charter and other BEE regulations, including failure to retain the requisite level of HDSA ownership, the Company may face possible suspension or cancellation of its mining rights under a process governed by section 47 of the MPRDA.

In addition, there have been a number of proposals made at governmental level in South Africa regarding amendments and clarifications to the methodology for determining HDSA ownership and control of mining businesses, including the Amendment Bill, which create greater uncertainty in measuring the Company’s progress towards, and compliance with, its commitments under the Mining Charter and other BEE regulations. If implemented, any of these proposals could result in, among other things, stricter criteria for qualification as an HDSA investor.

The Company is obliged to report on its compliance with the Mining Charter, including its percentage of HDSA shareholding, to the DMR on an annual basis. The Company submitted a report on March 31, 2014 and has yet to receive any feedback from the DMR in regard thereto.

If the Company is required to increase the percentage of HDSA ownership in any of its operating companies or projects, the Company’s interests may be diluted. In addition, it is possible that any such transactions or plans, or the investment by a new BEE partner in Maseve to attain a 26% interest by qualified BEE companies, may need to be executed at a discount to the proper economic value of the Company’s operating assets or it may also prove necessary for the Company to provide vendor financing or other support in respect of some or all of the consideration, which may be on non-commercial terms. Under the terms of the Maseve Shareholders Agreement, if Maseve is instructed by the DMR to increase its HDSA ownership, any agreed costs or dilution of interests shall be borne equally by the Company and Africa Wide, notwithstanding that Africa Wide holds 17.1% of the equity after the second missed cash call.

Platinum Group Metals Ltd.
2015 Annual Information Form

Currently, the South African Department of Trade and Industry is responsible for leading government action on the implementation of BEE initiatives under the auspices of the BEE Act and the Generic BEE Codes, while certain industries have their own transformation charters administered by the relevant government department (in this case, the DMR). The BEE Amendment Act came into operation on October 24, 2014. Among other matters, the BEE Amendment Act amends the BEE Act to make the BEE Act the overriding legislation in South Africa with regard to BEE through the Trumping Provision and will require all governmental bodies to apply the Generic BEE Codes or other relevant code of good practice when procuring goods and services or issuing licenses or other authorizations under any other laws, and penalize fronting or misrepresentation of BEE information. The Trumping Provision came into effect on October 24, 2015. However, on 30 October 2015 the South African Minister of Trade and Industry exempted the DMR from applying the BEE Trumping Provisions for a period of twelve months on the basis that the alignment of the Mining Charter with the BEE Act and the BEE Codes is still ongoing. Generally speaking, the amended Generic BEE Codes will make BEE-compliance more onerous to achieve. The Generic BEE Codes are substantially different from the Mining Charter and, if they were to apply to the mining industry, would place the industry at a disadvantage. See “South African Regulatory Framework – Black Economic Empowerment in the South African Mining Industry.”

The Trumping Provision will require Mnombo to be 51% held and controlled by HDSAs to qualify it as a “black-controlled company” and hence a qualified BEE entity. Mnombo is presently 50.1% HDSA owned and controlled.

If the Company is unable to achieve or maintain its empowered status under the Mining Charter or comply with any other BEE regulations or policies, it may not be able to maintain its existing prospecting and mining rights and/or acquire any new rights and therefore would be obliged to suspend or dispose of some or all of its operations in South Africa, which would likely have a material adverse effect on the Company’s business, financial condition and results of operations.

Changes in South African State royalties where many of the Company’s mineral reserves are located could have an adverse effect on the Company’s results of operations and its financial condition.

The Mineral and Petroleum Resources Royalty Act, 2008 (“Royalty Act”) effectively came into operation on May 1, 2009. The Royalty Act establishes a variable royalty rate regime, in which the prevailing royalty rate for the year of assessment is assessed against the gross sales of the extractor during the year. The royalty rate is calculated based on the profitability of the mine (earnings before interest and taxes) and varies depending on whether the mineral is transferred in refined or unrefined form. For mineral resources transferred in unrefined form, the minimum royalty rate is 0.5% of gross sales and the maximum royalty rate is 7% of gross sales. For mineral resources transferred in refined form, the maximum royalty rate is 5% of gross sales. The royalty will be a tax deductible expense. The royalty becomes payable when the mineral resource is “transferred,” which refers to the disposal of a mineral resource, the export of a mineral resource or the consumption, theft, destruction or loss of a mineral resource. The Royalty Act allows the holder of a mining right to enter into an agreement with the tax authorities to fix the percentage royalty that will be payable in respect of all mining operations carried out in respect of that resource for as long as the extractor holds the right. The holder of a mining right may withdraw from such agreement at any time.

The feasibility studies covering the Company’s South African projects made certain assumptions related to the expected royalty rates under the Royalty Act. If and when the Company begins earning revenue from its South African mining projects, and if the royalties under the Royalty Act differ from those assumed in the feasibility studies, this new royalty could have a material and adverse impact on the economic viability of the Company’s projects in South Africa, as well as on the Company’s prospects, financial condition and results of operations.

Platinum Group Metals Ltd.
2015 Annual Information Form

Characteristics of and changes in the tax systems in South Africa could materially adversely affect the Company’s business, financial condition and results of operations.

The Company’s subsidiaries pay different types of governmental taxes in South Africa, including corporation tax, payroll taxes, VAT, state royalties, various forms of duties, dividend withholding tax and interest withholding tax. The tax regime in South Africa is subject to change.

After having published a number of papers on the introduction of a carbon tax, the South African government released the draft Carbon Tax Bill in November 2015 for comment by interested parties. Greenhouse gas emissions from the combustion of fossil fuels, fugitive emissions in respect of commodities, fuel or technology, and greenhouse gas emissions from industrial processes and product use will be subject to a carbon tax. During the first phase of implementation (ending 2020), it is proposed that the emission of greenhouse gasses be taxed at R120 per tonne of the carbon dioxide equivalent of the greenhouse gas emitted, which rate is expected to increase by 10% per annum. Emission factors will be used in order to calculate the carbon dioxide equivalent of the greenhouse gasses emitted. Various allowances will be available for taxpayers to reduce their final carbon tax liability by up to a maximum of 95%. The Minister of Environmental Affairs will publish a notice indicating which activities will render a person liable for the carbon tax. The agricultural, forestry and waste sectors will initially be excluded. The rate and allowances will be reviewed for the second phase of implementation (after 2020). It is expected that the final legislation will come into operation on 1 January 2017.

The ANC held a policy conference in June 2012 at which the “State Intervention in the Minerals Sector” report commissioned by the ANC was debated. The report includes a proposal for a super tax of 50% of all profits above a 15% return on investment, which would apply in respect of all metals and minerals. If a super tax is implemented, the Company may realize lower after-tax profits and cash flows from its current mining operations and may decide not to pursue certain new projects, as such a tax could render these opportunities uneconomic.

It is also possible that the Company could become subject to taxation in South Africa that is not currently anticipated, which could have a material adverse effect on its business, financial condition and results of operations.

Interruptions, shortages or cuts in the supply of electricity or water, which could lead to disruptions in production and a reduction in the Company's operating capacity

The Company procures electricity from Eskom, South Africa's state-owned electricity utility. Eskom is the sole supplier of electricity to the Company's operations, and no significant alternative sources of supply are available to it. Eskom has suffered from prolonged underinvestment in new generating capacity which, combined with increased demand, has led to electricity shortages in recent years. Since 2008, Eskom has invested heavily in new base load power generation capacity, but its principal project, a power station known as Medupi, has been subject to delays, with the last unit scheduled for commissioning in 2019. In addition, Eskom is heavily dependent on coal to fuel its electricity plants. Accordingly, if coal mining companies experience labour unrest or disruptions to production (which have occurred historically in South Africa, including a coal strike by approximately 30,000 NUM members which lasted for approximately one week in October 2015), or if heavy rains, particularly during the summer months in South Africa, adversely impact coal production or coal supplies, Eskom may have difficulty supplying sufficient electricity supply to the Company.

The Company procures water from Magalies Water, the statutory, state-owned water authority in the Company's area of operations. The Company is dependent on the availability of water in its areas of operations and in particular on the ability of Magalies Water to provide it with sufficient allocation of water to enable it to conduct its business. Shifting rainfall patterns and increasing demands on the existing water supply have caused water shortages in the Company's areas of operations.

Platinum Group Metals Ltd.
2015 Annual Information Form

Risks Relating to the Company’s Common Shares

The Company has never paid dividends and does not expect to do so in the foreseeable future.

The Company has not paid any dividends since incorporation and it has no plans to pay dividends in the foreseeable future. The Company’s directors will determine if and when dividends should be declared and paid in the future based on the Company’s financial position at the relevant time. All of the common shares are entitled to an equal share of any dividends declared and paid. In addition, the Company’s ability to pay dividends may be affected by the South African government’s exchange controls. See “South African Regulatory Framework — Exchange Control”.

The Common Share price has been volatile in recent years

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration or development-stage mining companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of the common shares on the Toronto Stock Exchange fluctuated from a high of $1.16 to a low of $0.33 and on the NYSE MKT LLC from a high of US$1.06 to a low of US$0.25 during the twelve month period ending August 31, 2015. There can be no assurance that continual fluctuations in price will not occur.

The factors influencing such volatility include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. The price of the common shares is also likely to be significantly affected by short term changes in precious metal prices or other mineral prices, currency exchange fluctuations and the Company’s financial condition or results of operations as reflected in its earnings reports. Other factors unrelated to the performance of the Company that may have an effect on the price of the common chares include the following:

•	the extent of analyst coverage available to investors concerning the business of the Company may be limited if investment banks with research capabilities do not follow the Company’s securities;

•	lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of securities of the Company;

•	changes to South African laws and regulations might have a negative effect on the development prospects, timelines or relationships for the Company’s material properties;

•	the size of the Company’s public float may limit the ability of some institutions to invest in the Company’s securities; and

•	a substantial decline in the price of the securities of the Company that persists for a significant period of time could cause the Company’s securities to be delisted from an exchange, further reducing market liquidity.

Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

The Company’s growth, future profitability and ability to obtain financing may be impacted by global financial conditions.

Global financial conditions continue to be characterized by extreme volatility. Many industries, including the mining industry, are impacted by these market conditions. Global financial conditions remain subject to sudden and rapid destabilizations in response to future economic shocks, as government authorities may have limited resources to respond to future crises. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect the Company’s growth and profitability. Future economic shocks may be precipitated by a number of causes, including the ongoing European debt crisis, a continued rise in the price of oil and other commodities, the volatility of metal prices, geopolitical instability, terrorism, the devaluation and volatility of global stock markets and natural disasters. Any sudden or rapid destabilization of global economic conditions could impact the Company’s ability to obtain equity or debt financing in the future on terms favourable to the Company or at all. In such an event, the Company’s operations and financial condition could be adversely impacted.

Platinum Group Metals Ltd.
2015 Annual Information Form

Future sales or issuances of equity securities could decrease the value of the Common Shares, dilute investors’ voting power and reduce the Company’s earnings per share.

The Company may sell additional equity securities in subsequent offerings (including through the sale of securities convertible into equity securities) and may issue additional equity securities to finance operations, exploration, development, acquisitions or other projects. The Company cannot predict the size of future issuances of equity securities or the size and terms of future issuances of debt instruments or other securities convertible into equity securities or the effect, if any, that future issuances and sales of the Company’s securities will have on the market price of the common shares. Any transaction involving the issuance of previously authorized but unissued shares, or securities convertible into common shares, would result in dilution, possibly substantial, to security holders. Exercises of presently outstanding share options may also result in dilution to security holders.

The board of directors of the Company has the authority to authorize certain offers and sales of additional securities without the vote of, or prior notice to, shareholders. Based on the need for additional capital to fund expected expenditures and growth, it is likely that the Company will issue additional securities to provide such capital. Such additional issuances may involve the issuance of a significant number of common shares at prices less than the current market price.

Sales of substantial amounts of the Company’s securities, or the availability of such securities for sale, could adversely affect the prevailing market prices for the Company’s securities and dilute investors’ earnings per share. A decline in the market prices of Company’s securities could impair the Company’s ability to raise additional capital through the sale of securities should the Company desire to do so.

There may be adverse Canadian tax consequences for a foreign controlled Canadian company that acquires Common Shares of the Company.

Certain adverse tax considerations may be applicable to a shareholder that is a corporation resident in Canada and is, or becomes, controlled by a non-resident corporation for the purposes of the proposed “foreign affiliate dumping” rules in the Income Tax Act (Canada). Such shareholders should consult their tax advisors with respect to the consequences of acquiring common shares.

The Company is likely a “passive foreign investment company”, which may have adverse U.S. federal income tax consequences for U.S. shareholders.

U.S. investors in its common shares should be aware that the Company believes it was classified as a passive foreign investment company (“PFIC”) during the tax year ended August 31, 2015, and based on current business plans and financial expectations, the Company expects that it may be a PFIC for the current tax year and may be a PFIC in future tax years. If the Company is a PFIC for any year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of common shares, or any so-called “excess distribution” received on its common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective “qualified electing fund” election (“QEF Election”) or a “mark-to-market” election with respect to its common shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. However, U.S. shareholders should be aware that there can be no assurance that the Company will satisfy the record keeping requirements that apply to a qualified electing fund, or that the Company will supply U.S. shareholders with information that such U.S. shareholders require to report under the QEF Election rules, in the event that the Company is a PFIC and a U.S. shareholder wishes to make a QEF Election. Thus, U.S. shareholders may not be able to make a QEF Election with respect to their common shares. A U.S. shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of its common shares over the shareholder’s basis therein. Each U.S. shareholder should consult its own tax advisors regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

Platinum Group Metals Ltd.
2015 Annual Information Form

DIVIDENDS AND DISTRIBUTIONS

The Company has not declared nor paid dividends or distributions on its common shares in any of its three most recently completed financial years.

There following restrictions could prevent the Company from paying dividends or distributions:

(a)	the exchange controls of the Government of South Africa. See “South African Regulatory Framework - Exchange Control”;

(b)

In 2012, the Government of South Africa replaced the longstanding secondary tax on corporations with a dividend tax levied on shareholders. Before the new dividend tax became law, secondary tax on corporations had been levied at a rate of 10% on all dividends declared by companies resident in South Africa. The current rate of dividends tax is 15%. Under an existing tax treaty between Canada and South Africa, the effective rate under the new dividend tax in South Africa on dividends paid from Maseve and PTM RSA to the Company will be 5% of the gross amount of dividends, provided the Company continues to hold at least 10% of the capital of PTM RSA. Dividend taxes are to be withheld by corporations in South Africa on behalf of shareholders and remitted to the South African Revenue Service.

(c)

Both the Sprott Facility and the LMM Facility specify that the Company may not declare and pay dividends during the terms of those agreements, except with the prior written consent of Sprott and/or LMM, as applicable,

The Company has no current dividend or distribution policy and has no present intention to change its dividend or distribution policy, as it anticipates that all available funds will be invested to finance the growth of its business. The Company’s directors will determine if and when dividends should be declared and paid in the future based on the Company’s financial position at the relevant time.

MARKET FOR SECURITIES

Trading Price and Volume

The common shares are listed on the TSX under the symbol “PTM” and on the NYSE MKT (formerly the NYSE Amex) under the symbol “PLG”.

The following tables provide information as to the high and low trading prices of the common shares during the 12 months of the most recently completed financial year as well as the volume of common shares traded for each month:

Toronto Stock Exchange – PTM

Month	High (C$/share)[1]	Low (C$/share)(1)	Volume (# of shares)
September, 2014	$1.19	$0.98	4,630,253
October, 2014	$1.00	$0.85	2,227,709
November, 2014	$1.10	$0.67	2,554,816
December, 2014	$0.74	$0.51	7,561,291

Platinum Group Metals Ltd.
2015 Annual Information Form

Month	High (C$/share)[1]	Low (C$/share)(1)	Volume (# of shares)
January, 2015	$0.71	$0.50	8,149,596
February, 2015	$0.71	$0.57	1,920,441
March, 2015	$0.73	$0.60	1,970,305
April, 2015	$0.74	$0.50	4,370,939
May, 2015	$0.59	$0.51	6,686,491
June, 2015	$0.55	$0.49	2,460,829
July, 2015	$0.51	$0.38	3,889,313
August, 2015	$0.44	$0.32	2,039,351

Note:

(1)	Based on intra-day highs and lows.

NYSE MKT – PLG

Month	High (US$/share)[1]	Low (US$/share)(1)	Volume (# of shares)
September, 2014	$1.08	$0.87	3,745,813
October, 2014	$0.92	$0.73	3,645,874
November, 2014	$0.94	$0.62	2,969,314
December, 2014	$0.67	$0.45	7,541,990
January, 2015	$0.57	$0.42	10,804,166
February, 2015	$0.56	$0.46	5,873,294
March, 2015	$0.58	$0.47	6,842,345
April, 2015	$0.60	$0.41	7,022,811
May, 2015	$0.49	$0.42	3,735,005
June, 2015	$0.45	$0.39	3,718,212
July, 2015	$0.44	$0.30	5,748,849
August, 2015	$0.34	$0.24	4,938,153

Note:

(2)	Based on intra-day highs and lows.

Prior Sales

During the 12 months preceding the date of this AIF, the Company has issued the following stock options (“Options”) convertible into common shares at the following exercise prices:

Date of Issuance	Number of Options Issued(1)	Exercise Prices
February 16, 2015	9,405,000	$0.65
TOTAL	9,405,000

Note:

(1)	Each Option is exercisable into one common share.

ESCROWED SECURITIES AND SECURITIES SUBJECT TO
CONTRACTUAL RESTRICTION ON TRANSFER

There are no securities of the Company held, to the Company’s knowledge, in escrow or that are subject to a contractual restriction on transfer.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

Name, Province or State and Country of Residence, Positions and Offices	Principal Occupation or Employment during the preceding five years	Director since(6)
R. MICHAEL JONES(4) British Columbia, Canada President, CEO and Director	Professional Geological Engineer. President and Chief Executive Officer of the Company and a predecessor company from 2000 to the present.	February 18, 2002

Platinum Group Metals Ltd.
2015 Annual Information Form

Name, Province or State and Country of Residence, Positions and Offices	Principal Occupation or Employment during the preceding five years	Director since(6)
FRANK R. HALLAM(4) British Columbia, Canada CFO, Corporate Secretary and Director	Chartered Accountant. Chief Financial Officer of the Company and the founder of a predecessor company from 1983 to the present.	February 18, 2002
BARRY SMEE(1)(2)(3) British Columbia, Canada Director	Geologist and Geochemist. President of Smee & Associates, a private consulting, geological and geochemistry company, from 1990 to the present.	February 18, 2002
IAIN McLEAN(1)(2)(3) British Columbia, Canada Chairman and Director

General Management Consultant and Chartered Engineer. Chief Operating Officer, MineSense Technologies, a technology company based in Vancouver, B.C. from Aug 2014 to Sep 2015; Regional Vice President, Gemcom Software/Dassault Systemes GEOVIA from June 2010 to July 2014.

February 18, 2002
ERIC CARLSON(1) British Columbia, Canada Director	Chartered Accountant. Chief Executive Officer of Anthem Works Ltd., a real estate investment, development and management company, from July 1994 to the present.	February 18, 2002
TIMOTHY D. MARLOW(3)(4) British Columbia, Canada Director	Chartered Mining Engineer and Consultant. President of Philippine Gold Consulting LLC from 1995 – 2014; President of Marlow & Associates from 1995 to the present.	June 15, 2011
DIANA WALTERS(1)(2) North Salem, New York, USA Director

Consulting specialist primarily in natural resources, principal investing, investment banking/finance and industry management. President and CEO of Liberty Metals and Mining Holdings, LLC from Jan 2010 to Oct 2014.

July 16, 2013
PETER BUSSE British Columbia, Canada COO	Professional Mining Engineer. Chief Operating Officer of the Company from Oct 2007 to the present.	N/A

Notes:

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Governance and Nominating Committee
(4)	Member of the Disclosure Committee

As of November 24, 2015, directors and executive officers of the Company, as a group, beneficially own, control or direct, directly or indirectly, approximately 5,208,450 common shares representing approximately 0.67% of the Company’s issued and outstanding common shares.

The term of office for each director of the Company expires at the annual general meeting of shareholders where they can be nominated for re-election.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as disclosed below, no director or executive officer of the Company (or any of their personal holding companies) is, or during the ten years preceding the date of this AIF has been, a director, chief executive officer or chief financial officer of any company, including the Company, that:

(i)	was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial order; or

(ii)

was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

Platinum Group Metals Ltd.
2015 Annual Information Form

Mr. Jones and Mr. Hallam are directors of Nextraction Energy Corp. (“NE”), which is currently the subject of a Cease Trade Order of the BCSC issued on May 8, 2015 for failing to file a comparative financial statement for its financial year ended December 31, 2014 and a Form 51-102F1 Management's Discussion and Analysis for the period ended December 31, 2014 (the “Required Records”). NE is working on a financing and reorganization so that it can complete the Required Records.

For the purposes hereof, “order” means:

(a)	a cease trade order;

(b)	an order similar to a cease trade order; or

(c)	an order that denied the relevant company access to any exemption under securities legislation,

that was in effect for a period of more than 30 consecutive days.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, (or any of their personal holding companies):

(i)

is, as at the date of this AIF or during the ten years preceding the date of this AIF has been, a director or executive officer, of any company, including the Company, that while the director or executive officer was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold its assets; or

(ii)

has, within the ten years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that director or executive officer.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, (or any of their personal holding companies) has been subject to:

(i)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(ii)	any other penalties or sanctions imposed by a court or regulatory body which would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Certain of the Company’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. Such companies may, from time to time, compete with the Company for business opportunities. In addition, several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of British Columbia the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Platinum Group Metals Ltd.
2015 Annual Information Form

The directors and officers of the Company are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosures by the directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors and officers. All such conflicts will be disclosed by such directors or officers in accordance with the laws of British Columbia shall govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law. The Company leases office space from a company with a director in common, and provides administrative services to several companies with directors or management in common. The directors and officers of the Company are not aware of any conflicts of interests involving the Company’s mineral properties.

Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics (the “Code”) that applies to all of its directors, officers and employees, including the Chief Executive Officer and Chief Financial Officer. The Code includes provisions covering conflicts of interest, ethical conduct, compliance with applicable government laws, rules and regulations, disclosure in reports and documents filed with, or submitted to, the SEC, reporting of violations of the Code and accountability for adherence to the Code. A copy of the Code is posted on the Company’s website, at www.platinumgroupmetals.net.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

During the most recently completed financial year, there were no legal proceedings to which the Company is or was the subject of. The Company knows of no legal proceedings to be contemplated.

Regulatory Actions

There are no penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during the Company’s financial year. There are no other penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision. There are no settlement agreements entered into by the Company before a court relating to securities legislation or with a securities regulatory authority during the Company’s financial year.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer or person or company that beneficially owns, or controls or directs, directly or indirectly, more than ten percent of the common shares of the Company, or any associate or affiliate of the foregoing, has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonable expected to materially affect the Company.

Platinum Group Metals Ltd.
2015 Annual Information Form

TRANSFER AGENTS AND REGISTRARS

The Company’s transfer agent and registrar is Computershare Investor Services Inc. in Canada and Computershare Trust Company, N.A. in the USA. The registers of transfers of the common shares of the Company are located in Vancouver, British Columbia and Toronto, Ontario in Canada and in Golden, CO in the USA.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the only material contracts that we have entered in the financial year ended August 31, 2015, or before the last financial year but still in effect, are as follows:

1.	Shareholders Rights Plan Agreement dated July 9, 2012 between the Company and Computershare Investor Services Inc. as Rights Agent and approved by the Shareholders on January 8, 2013;

2.	The Maseve Shareholders Agreement among PTM RSA, Africa Wide and Maseve dated April 24, 2008; and

3.	The JOGMEC Agreement, as amended, dated October 12, 2009 among the Company, JOGMEC and Mnombo governing the Waterberg Joint Venture.

Other than the above, there are no contracts other than contracts entered into in the ordinary course of business of the Company (See “Mineral Property Interests”), that are material to the Company and that were entered into within the most recently completed financial year of the Company or before the most recently completed financial year of the Company and which are still in effect.

INTERESTS OF EXPERTS

Names of Experts

The following persons or companies are named as having prepared or certified a report, valuation, statement or opinion described in or included in a filing, or referred to in a filing, made under NI 51-102 by the Company during, or relating to the Company’s most recently completed financial year, whose profession or business gives authority to the report, valuation, statement or opinion made by the person of company.

Name	Description
Charles Muller (B. Sc. (Hons) Geology) Pri. Sci. Nat., CJM Consulting (Pty) Ltd.	Authored the Project 3 Report and the July 2015 Waterberg Report, each of which is referred to herein. Co-authored the Project 1 Report, also referred to herein.
Gert Roets (B. Eng. Mining), Pr. Eng. (ECSA), of DRA Mineral Projects (Pty) Ltd.	Co-authored the Project 1 Report, which is referred to herein.
Gordon Cunningham, B. Eng. (Chemical), Pr. Eng. (ECSA) of Turnberry Projects (Pty) Ltd.	Co-authored the Project 1 Report, which is referred to herein.
R. Michael Jones, P. Eng. Platinum Group

The President and Chief Executive Officer of the Company. The non-independent Qualified Person for the disclosure in the material change reports of the Company dated October 2, 2013, October 17, 2013, October 21, 2013, November 11, 2013, November 14, 2013, November 26, 2013, December 9, 2013, February 14, 2014, March 4, 2014, June 12, 2014, and July 22, 2014 and certain disclosure contained herein.

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2015 Annual Information Form

Interests of Experts

There were no registered or beneficial interests, direct or indirect, in any securities or other property of the Company or of one of the Company’s associates or affiliates (a) held by the persons or companies named above (“experts”), and if the expert is not an individual, by the designated professionals of that expert, when that expert prepared the report, valuation, statement or opinion referred to above; (b) received by an expert named above and, if the expert is not an individual, by the designated professionals of that expert, after the time that expert prepared the report, valuation, statement or opinion referred to above; or (c) to be received by an expert named above and, if the expert is not an individual, by the designated professionals of that expert, except for R. Michael Jones or other than compensation in cash for their services.

None of the aforementioned experts, nor any directors, officers or employees of an expert referred to above, is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

In addition, PricewaterhouseCoopers LLP are the external auditor of the Company who have issued an independent auditors’ report dated November 24, 2015 in respect of the Company’s consolidated statements of financial position of the Company as at August 31, 2015 and August 31, 2014 and the related consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the years ended August 31, 2015 and August 31, 2014. PricewaterhouseCoopers LLP has advised that they are independent of the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia and the rules of the SEC.

ADDITIONAL INFORMATION

Additional Information

Additional information relating to the Company may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Company’s information circular for its most recent annual meeting of shareholders.

Additional financial information is provided in the Company’s Financial Statements and Management’s Discussion and Analysis for the year ended August 31, 2015.

Copies of the above may be obtained, on the Company’s website www.platinumgroupmetals.net; on the SEDAR website at www.sedar.com; on the SEC’s EDGAR website at www.sec.gov; or by calling the Company’s investor relations personnel at 604-899-5450.

Audit Committee

Pursuant to National Instrument 52 110 – Audit Committees (“NI 52-110”), companies that are required to file an AIF are required to provide certain disclosure with respect to their audit committee. The Company’s audit committee (“Audit Committee”) is responsible for reviewing the Company’s financial reporting procedures, internal controls and the performance of the Company’s external auditors.

Audit Committee Charter

The text of the Audit Committee Charter attached hereto as Schedule “A”.

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2015 Annual Information Form

Audit Committee Composition and Background

The Audit Committee is comprised of Eric Carlson (Chairman), Iain McLean, Barry Smee and Diana Walters. All four members of the Audit Committee are independent and financially literate, meaning they are able to read and understand the Company’s financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

In addition to each member’s general business experience, the education and experience of each member of the Audit Committee that is relevant to the performance of his or her responsibilities as a member of the Audit Committee are set forth below:

Eric H. Carlson, B.Comm, Chartered Accountant - Mr. Carlson has over 20 years of real estate investment, development and management experience and he has been the President of Anthem Works Ltd. (“Anthem”) since July 1994. Anthem is an investment group that specializes in the acquisition, development and management of Class B retail, multi-family residential and office properties in high growth markets in Canada and the USA.

Iain D. C. McLean, B.Sc.Eng (ARSM), M.B.A., MIMM. C. Eng. – Mr. McLean has experience as a senior executive in several public companies managing operations, listings, capital raising, etc. He also has experience in underground mining operations in the UK and South Africa.

Dr. Barry W. Smee, Ph.D., P.Geo - Professional geologist/geochemist with 46 years in mineral exploration as a quality control and laboratory audit expert.

Diana Walters – Ms. Walters has over 25 years in the financial services sector and has served on the audit committee of other publicly-traded companies.

The board of directors has determined that each of Mr. McLean and Mr. Carlson is an audit committee financial expert within the meaning of the regulations promulgated by the SEC and is independent within the meaning of the NYSE-MKT LLC Company Guide. Mr. McLean has an M.B.A. from Harvard Business School and a B.Sc (Eng.) in Mining from the Imperial College of Science and Technology (London, England). In addition to his education, Mr. McLean has gained relevant experience acting as the Chief Operating Officer of several private technology companies since 1995 and as the Vice President of Operations at Ballard Power Systems from 1993 to 1995. Mr. Carlson is a Chartered Accountant and holds a Bachelor of Commerce degree from the University of British Columbia.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on any of the exemptions set out in Section 2.4 (De Minimis Non-audit Services), Section 3.2 (Initial Public Offerings), Section 3.4 (Events Outside Control of Member), Section 3.5 (Death, Disability or Resignation of Audit Committee Member), Subsection 3.3(2) (Controlled Companies), 3.6 (Temporary Exemption for Limited and Exceptional Circumstances) or Section 3.8 (Acquisition of Financial Literacy) of NI 52-110, or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the board of directors.

Pre-Approval Policies and Procedures

The Company’s Audit Committee is authorized to review the performance of the Company’s independent auditors and pre-approves all audit and non-audit services to be provided to the Company by its independent auditor. Prior to granting any pre-approval, the Audit Committee must be satisfied that the performance of the services in question is not prohibited by applicable securities laws and will not compromise the independence of the independent auditor. All non-audit services performed by the Company’s auditor for the fiscal year ended August 31, 2015 and August 31, 2014 have been pre-approved by the Audit Committee.

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2015 Annual Information Form

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company’s current independent auditor, PricewaterhouseCoopers LLP, during the fiscal years ended August 31, 2015 and 2014 are set forth below:

	Year ended August 31, 2015	Year ended August 31, 2014
Audit Fees	$274,000	$304,475
Audit-Related Fees(1)	$66,000	$68,512
Tax Fees(2)	$6,000	$6,300
All Other Fees(3)	$3,000	$5,545
Total	$349,000	$384,832

Notes:

(1)

The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements, which are not included under the heading “Audit Fees”.

(2)	The aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning, including restructuring advice.
(3)

The aggregate fees billed for products and services other than as set out under the headings “Audit Fees”, “Audit Related Fees” and “Tax Fees”. These fees related to agreed review procedures on the transfer of certain South African properties.

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2015 Annual Information Form

SCHEDULE “A”

PLATINUM GROUP METALS LTD.
(the “Corporation”)

AUDIT COMMITTEE CHARTER

1.	General

The Board of Directors of the Corporation (the “Board”) has established an Audit Committee (the “Committee”) to assist the Board in fulfilling its oversight responsibilities. The Committee will review and oversee the financial reporting and accounting process of the Corporation, the system of internal control and management of financial risks, the external audit process, and the Corporation’s process for monitoring compliance with laws and regulations and its own code of business conduct. In performing its duties, the Committee will maintain effective working relationships with the Board, management, and the external auditors and monitor the independence of those auditors. To perform his or her role effectively, each Committee member will obtain an understanding of the responsibilities of Committee membership as well as the Corporation’s business, operations and risks.

The Corporation’s independent auditor is ultimately accountable to the Board and to the Committee. The Board and Committee, as representatives of the Corporation’s shareholders, have the ultimate authority and responsibility to evaluate the independent auditor, to nominate annually the independent auditor to be proposed for shareholder approval, to determine appropriate compensation for the independent auditor, and where appropriate, to replace the outside auditor. In the course of fulfilling its specific responsibilities hereunder, the Committee must maintain free and open communication between the Corporation’s independent auditors, Board and Corporation management. The responsibilities of a member of the Committee are in addition to such member’s duties as a member of the Board.

2.	Members

The Board will in each year appoint a minimum of three (3) directors as members of the Committee. All members of the Committee shall be non-management directors and shall be independent within the meaning of all applicable U.S. and Canadian securities laws and the rules of the Toronto Stock Exchange and the NYSE MKT LLC (collectively, the “Applicable Regulations”), unless otherwise exempt under the Applicable Regulations.

None of the members of the Committee may have participated in the preparation of the financial statements of the Corporation or any current subsidiary of the Corporation at any time during the past three years.

All members of the Committee shall be able to read and understand fundamental financial statements and must be able to read and understand fundamental financial standards and satisfy all applicable financial literacy requirements of the Applicable Regulations. Additionally, at least one member of the Committee shall: (a) be financially sophisticated, in that he or she shall have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, which may include being or having been a chief executive officer, chief financial officer, or other senior officer with financial oversight responsibilities; and (b) be an “audit committee financial expert” within the meaning of U.S. federal securities laws.

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2015 Annual Information Form

3.	Duties

The Committee will have the following duties:

•	Gain an understanding of whether internal control recommendations made by external auditors have been implemented by management.

•	Gain an understanding of the current areas of greatest financial risk and whether management is managing these effectively.

•	Review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and understand their impact on the financial statements.

•

Review any legal matters which could significantly impact the financial statements as reported on by the Corporation’s counsel and engage outside independent counsel and other advisors whenever as deemed necessary by the Committee to carry out its duties.

•

Review the Corporation’s annual and quarterly financial statements, including Management’s Discussion and Analysis with respect thereto, and all annual and interim earnings press releases, prior to public dissemination, including any certification, report, opinion or review rendered by the external auditors and determine whether they are complete and consistent with the information known to Committee members; determine that the auditors are satisfied that the financial statements have been prepared in accordance with generally accepted accounting principles.

•	Pay particular attention to complex and/or unusual transactions such as those involving derivative instruments and consider the adequacy of disclosure thereof.

•	Focus on judgmental areas, for example those involving valuation of assets and liabilities and other commitments and contingencies.

•	Review audit issues related to the Corporation’s material associated and affiliated companies that may have a significant impact on the Corporation’s equity investment.

•	Meet with management and the external auditors to review the annual financial statements and the results of the audit.

•	Evaluate the fairness of the interim financial statements and related disclosures including the associated Management’s Discussion and Analysis, and obtain explanations from management on whether:

•	actual financial results for the interim period varied significantly from budgeted or projected results;

•	generally accepted accounting principles have been consistently applied;

•	there are any actual or proposed changes in accounting or financial reporting practices; or

•	there are any significant or unusual events or transactions which require disclosure and, if so, consider the adequacy of that disclosure.

•	Review the external auditors’ proposed audit scope and approach and ensure no unjustifiable restriction or limitations have been placed on the scope.

•

Recommend to the Board an external auditor to be nominated for appointment by the Corporation’s shareholders. Subject to the appointment of the Corporation’s external auditor by the Corporation’s shareholders, the Committee will be directly responsible for the appointment, compensation, retention and oversight of the work of external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditor regarding financial reporting. The Corporation’s external auditor shall report directly to the Committee.

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2015 Annual Information Form

•	Review with the Corporation’s management, on a regular basis, the performance of the external auditors, the terms of the external auditor’s engagement, accountability and experience.

•	Pre-approve all non-audit services and tax services to be provided to the Corporation or its subsidiary entities by the external auditor, or other registered accounting firm.

•	Consider at least annually the independence of the external auditors, including reviewing the range of services provided in the context of all consulting services obtained by the Corporation, including:

•

insuring receipt from the independent auditor of a formal written statement delineating all relationships between the independent auditor and the Company, consistent with the Independence Standards Board Standard No. 1 and related Canadian regulatory body standards;

•	considering and discussing with the independent auditor any relationships or services, including non-audit services, that may impact the objectivity and independence of the independent auditor; and

•	as necessary, taking, or recommending that the Board take, appropriate action to oversee the independence of the independent auditor.

•

Ensure that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements, other than the public disclosure contained in the Corporation’s financial statements, Management’s Discussion and Analysis and annual and interim earnings press releases; and must periodically assess the adequacy of those procedures.

•	Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

•	Review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Corporation.

•	Establish a procedure for:

•	the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters; and

•	the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters.

•	Meet separately with the external auditors to discuss any matters that the committee or auditors believe should be discussed privately in the absence of management.

•	Endeavour to cause the receipt and discussion on a timely basis of any significant findings and recommendations made by the external auditors.

•	Ensure that the Board is aware of matters which may significantly impact the financial condition or affairs of the business.

•	Review and oversee all related party transactions within the meaning of the Applicable Regulations.

•	Perform other functions as requested by the Board.

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2015 Annual Information Form

•	If necessary, institute special investigations and, if appropriate, hire special counsel or experts to assist, and set the compensation to be paid to such special counsel or other experts.

•	Review and re-assess annually the adequacy of this Charter and recommend updates to this charter; receive approval of changes from the Board.

•	With regard to the Corporation’s internal control procedures, the Committee is responsible to:

•

review the appropriateness and effectiveness of the Corporation’s policies and business practices which impact on the financial integrity of the Corporation, including those related to internal auditing, insurance, accounting, information services and systems and financial controls, management reporting and risk management; and

•

review compliance under the Corporation’s business conduct and ethics policies and to periodically review these policies and recommend to the Board changes which the Committee may deem appropriate; and

•	review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Corporation; and

•	periodically review the Corporation’s financial and auditing procedures and the extent to which recommendations made by the internal audit staff or by the external auditors have been implemented.

4.	Chair

The Committee will in each year appoint the Chair of the Committee from among the members of the Committee. In the Chair’s absence, or if the position is vacant, the Committee may select another member as Chair. The Chair will not have a casting vote.

5.	Meetings

The Committee will meet at least once every calendar quarter. Special meetings shall be convened as required. Notices calling meetings shall be sent to all members of the Committee, all Board members and the external auditor. The external auditor of the Corporation must be given reasonable notice of, and has the right to appear before and to be heard at, each meeting of the Committee. At the request of the external auditor, the Committee must convene a meeting of the Committee to consider any matter that the external auditor believes should be brought to the attention of the Board or shareholders of the Corporation.

The Committee may invite such other persons (e.g. without limitation, the President or Chief Financial Officer) to its meetings, as it deems appropriate.

6.	Quorum

A majority of members of the Committee, present in person, by teleconferencing, or by videoconferencing, or by any combination of the foregoing, will constitute a quorum.

7.	Removal and Vacancy

A member may resign from the Committee, and may also be removed and replaced at any time by the Board, and will automatically cease to be a member as soon as the member ceases to be a director of the Corporation. The Board will fill vacancies in the Committee by appointment from among the directors in accordance with Section 2 of this Charter. Subject to quorum requirements, if a vacancy exists on the Committee, the remaining members will exercise all of the Committee’s powers.

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2015 Annual Information Form

8.	Authority

The Committee may:

•	engage independent counsel and other advisors as it determines necessary to carry out its duties.

•	set and pay the compensation for any advisors employed by the Committee; and

•	communicate directly with the internal and external auditors.

The Committee may also, within the scope of its responsibilities, seek any information it requires from any employee and from external parties, to obtain outside legal or professional advice, and to ensure the attendance of Corporation officers at meetings as appropriate.

9.	Secretary and Minutes

The Chair of the Committee will appoint a member of the Committee or other person to act as Secretary of the Committee for purposes of a meeting of the Committee. The minutes of the Committee meetings shall be in writing and duly entered into the books of the Corporation, and will be circulated to all members of the Board.

10.	Funding

The Corporation shall provide for appropriate funding, as determined by the Committee, for payment of (a) compensation to any registered public accounting firm engaged for the purposes of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation; (b) compensation to any advisers employed by the Committee; and (c) ordinary administrative expenses of the Committee that are necessary or appropriate in carry out its duties.

Platinum Group Metals Ltd.
2015 Annual Information Form

SCHEDULE “B”

List of Abbreviations and Glossary of Mining Terms

The following is a list of abbreviations and a glossary of certain mining terms used in this AIF:

“3E” refers to platinum, palladium and gold, collectively.

“4E” refers platinum, palladium, rhodium and gold, collectively.

“amsl” refers to above mean sea level.

“anomalous” refers to a sample or location that either (i) the concentration of an element(s) or (ii) geophysical measurement is significantly different from the average background values in the area.

“anomaly” refers to the geographical area corresponding to anomalous geochemical or geophysical values.

“anorthosite” is an intrusive igneous rock characterized by a predominance of plagioclase feldspar (90-100%), and a minimal mafic component (0–10%). Pyroxene, ilmenite, magnetite, and olivine are the mafic minerals most commonly present.

“anticlines” is a ridge or ridge-shaped fold of stratified rock in which the strata slope downward from the crest.

“apatite” is a widely occurring pale green to purple mineral, consisting of calcium phosphate with some fluorine, chlorine, and other elements.

“assay” is an analysis to determine the quantity of one or more elemental components.

“Au” refers to gold.

“basket price per 4E ounce” refers to the aggregate value for one combined ounce of platinum, palladium, rhodium and gold, based on the prill split, or ratio of representative metals, for each of the four elements contained in the combined 4E ounce, valued at a stated price per ounce for those same elements.

“blebs” is a small particle.

“chromitite” is an igneous cumulate rock composed mostly of the mineral chromite. It is found in layered intrusions.

“cm” refers to centimetres.

“Cu” refers to copper.

“cupellation” is a refining process for nonoxidizing metals, such as silver and gold, in which a metallic mixture is oxidized at high temperatures and base metals are separated by absorption into the walls of a cupel.

“deposit” is a mineralized body, which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures. Such a deposit does not qualify as a commercially mineable ore body or as containing ore reserves, until final legal, technical, and economic factors have been resolved.

“diamond drill” is a type of rotary drill in which the cutting is done by abrasion rather than percussion. The cutting bit is set with diamonds and is attached to the end of the long hollow rods through which water is pumped to the cutting face. The drill cuts a core of rock that is covered in long cylindrical sections, an inch or more in diameter.

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2015 Annual Information Form

“dolerite” is a dark basic intrusive igneous rock consisting of plagioclase feldspar and a pyroxene.

“dunite” is a green to brownish coarse-grained igneous rock consisting largely of olivine.

“early-stage exploration project” refers to a property that has been subjected to a limited amount of physical testing and systematic exploration work with no known extensive zone of mineralization.

“exploration stage” refers to the stage where a company is engaged in the search for minerals deposits (reserves), which are not in either the development or production stage.

“fault” is a fracture in a rock across which there has been displacement.

“felsic”, “felsites” and “feldspathic” refers to an igneous rock that contains a group of light-colored silicate minerals, including feldspar, feldspathoid, quartz, and muscovite.

“fracture” is a break in a rock, usually along flat surfaces.

“gabbro” is an intrusive rock comprised of a mixture of mafic minerals and feldspars.

“grade” is the concentration of an ore metal in a rock sample, given either as weight percent for base metals (i.e., Cu, Zn, Pb) or in grams per tonne (g/t) or ounces per short ton (oz/t) for precious or platinum group metals.

“g/t” refers to grams per tonne.

“ha” refers to hectares.

“harzburgite” is a variety of peridotite consisting mostly of the two minerals, olivine and low-calcium (Ca) pyroxene (enstatite). It commonly contains a few percent chromium-rich spinel as an accessory mineral.

“ICP” refers to inductively coupled plasma, a laboratory technique used for the quantitative analysis of samples (soil, rock, etc.) taken during field exploration programs.

“indicated mineral resource” is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

“inferred mineral resource” is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

“intrusive” is a rock mass formed below earth’s surface from molten magma, which was intruded into a pre-existing rock mass and cooled to solid.

“isopach” is a line on a map or diagram connecting points beneath which a particular stratum or group of strata has the same thickness.

“km” refers to kilometres.

“kriging” is the numerical modeling by applying statistics to resource calculations (or other earth sciences problems). The method recognizes that samples are not independent and that spatial continuity between samples exists.

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2015 Annual Information Form

“m” refers to metres.

“ML/day” refers to megalitre/day.

“mafic” is a rock type consisting of predominantly iron and magnesium silicate minerals with little quartz or feldspar minerals.

“magmatic” means pertaining to magma, a naturally occurring silicate melt, which may contain suspended silicate crystals, dissolved gases, or both; magmatic processes are at work under the earth’s crust.

“measured mineral resource” is that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

“mineralization” refers to minerals of value occurring in rocks.

“mineral reserve” is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when material is mined.

“mineral resource” is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

“MR” refers to Merensky Reef.

“MVA” refers to megavolt ampere.

“NI 43-101” refers to National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators which sets out Canadian securities reporting guidelines for mining companies.

“Ni” is an abbreviation for nickel.

“noritic” is a coarse-grained igneous rock, very similar to gabbro but containing orthopyroxene instead of clinopyroxene.

“olivine” is a mineral silicate of iron and magnesium, principally (Mg, Fe) 2SiO4, found in igneous and metamorphic rocks and used as a structural material in refractories and in cements.

“orthopyroxenite” is a member of the pyroxene group of minerals having an orthorhombic crystal structure, such as enstatite and hypersthenes.

“ounce” or “oz” refers to a troy ounce having a weight of 31.103 grams.

“outcrop” refers to an exposure of rock at the earth’s surface.

“overburden” is any material covering or obscuring rocks from view.

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2015 Annual Information Form

“pegmatoid” is an igneous rock that has the coarse-grained texture of a pegmatite but that lacks graphic intergrowths or typically granitic composition.

“Pd” refers to palladium.

“PGM” refers to platinum group metals, i.e. platinum, palladium, rhodium and gold.

“PGE” refers to mineralization containing platinum group elements, i.e. platinum, palladium, rhodium and gold.

“plagioclase” is a form of feldspar consisting of aluminosilicates of sodium and/or calcium, common in igneous rocks and typically white.

“ppb” refers to parts per billion.

“probable mineral reserve” is the economically mineable part of an indicated, and in some circumstances a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

“proven mineral reserve” is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified

“Pt” refers to platinum.

“pyroxenite” refers to a relatively uncommon dark-coloured rock consisting chiefly of pyroxene; pyroxene is a type of rock containing sodium, calcium, magnesium, iron, titanium and aluminum combined with oxygen.

“Qualified Person” as used in this AIF means a Qualified Person as that term is defined in NI 43-101.

“quartz” is a common rock-forming mineral (SiO2).

“quartzite” is an extremely compact, hard, granular rock consisting essentially of quartz. It often occurs as silicified sandstone, as in sarsen stones.

“Rh” refers to rhodium, a platinum metal. Rhodium shares some of the notable properties of platinum, including its resistance to corrosion, its hardness and ductility. Wherever there is platinum in the earth, there is rhodium as well. In fact, most rhodium is extracted from a sludge that remains after platinum is removed from the ore. A high percentage of rhodium is also found in certain nickel deposits in Canada.

“stope” is an underground excavation from which ore has been extracted.

“tailings” is the material that remains after all metals considered economic have been removed from ore during milling.

“tonne” refers to a metric tonne having a weight of 1,000 kilograms or 2,205 pounds.

“troctolite” is a gabbro made up mainly of olivine and calcic plagioclase, often having a spotted appearance likened to a trout’s back.

“UG2” refers to Upper Group 2 Chromitite Layer or Reef.

“ultramafic” refers to types of rock containing relatively high proportions of the heavier elements such as magnesium, iron, calcium and sodium; these rocks are usually dark in colour and have relatively high specific gravities.

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“xenolith” is a rock fragment which becomes enveloped in a larger rock during the latter’s development and hardening.